

West Marine®

2009 Proxy Statement & 2008 Annual Report



Our Mission is to be the best supplier of boating-related products and services that provide outstanding value to every Customer.

We are committed to providing the best possible customer experience, so that each and every Customer regards us as an outstanding company and rewards us with their business.

We will provide an open, supportive, challenging, team-oriented environment where our Associates can achieve job satisfaction, professional and personal growth, and be compensated based on company and individual performance.

We will work to improve and protect marine habitats, reduce our impact on the environment, and promote boating.

We will achieve superior financial returns for the benefit of our Associates, Customers and shareholders

Dear West Marine Stockholders,

2008 was more than a little bit challenging for many companies; including West Marine.

We primarily sell gear and equipment for boats and boaters. And the market for what we sell got smaller in 2008. While we suffered from the widespread effects of the tough economy, we were impacted also by high fuel prices that peaked right at the height of the boating season. Added to that were the effects of the credit market on new and used boat sales together with reduced consumer spending overall. With all of these negative influences on our business, it's a pretty staggering list of obstacles we worked hard to overcome.

While we were not happy to see our sales decline or generate an operating loss, we were very pleased with our performance given the market environment. We focused on our balance sheet, expense structure, operational improvements, Associate development, and strategic planning. We believe we did well in all of these areas.

Although we did not achieve our sales and profit plans, we believe we are improving our competitive position. Also, we generated positive cash flow, reduced debt, improved our inventory position, made good progress on our Store real estate optimization plan, and re-engineered many parts of our company though re-structuring programs, reductions, and productivity improvement initiatives.

Though my opinion is of course subjective, I believe that West Marine is a much better and stronger company today than it was a year ago.

While managing through a period of lower expectations, we're fully engaged in targeted strategies that will fuel our future growth. For example, we've just opened two new prototypes of our flagship stores and we're so very excited about their potential. Currently ranging from 25,000 to 30,000 square feet, we believe these stores will set a new standard in boating equipment retailing – and, as you would guess, we're eagerly anticipating their early results.

Stockholder interests are, of course, a critical component of what drives our actions. We hope to serve you, our Customers and our Associates at a level that exceeds expectations. Although we can't manage the economy, we can manage what happens at West Marine. We believe our optimism in the future of West Marine is appropriate and well-founded.

Good Boating,

Geoff Eisenberg

CEO

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE USE OUR TELEPHONE OR INTERNET VOTING SYSTEM AS PROMPTLY AS POSSIBLE OR IF YOU REQUESTED TO RECEIVE OUR PROXY MATERIALS BY MAIL, PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD YOU RECEIVED IN THE ENCLOSED POSTAGE PAID ENVELOPE. A PROXY MAY BE REVOKED BY A STOCKHOLDER IN THE MANNER SPECIFIED IN THE PROXY STATEMENT.

West Marine®

Dear Fellow Stockholders:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of West Marine, Inc. to be held at our company support center, 500 Westridge Drive, Watsonville, California, on Wednesday, May 20, 2009 at 10:30 a.m., Pacific time ("Annual Meeting").

This year, we have implemented the Securities and Exchange Commission's new "E-Proxy Rules" and decided to use what is known as the "Notice and Access Option." We believe this new E-Proxy process will expedite your receipt of our 2009 Proxy Statement and our 2008 Annual Report on Form 10-K (collectively, "Proxy Materials"), lower our printing and delivery costs, and help reduce our impact on the environment. Under the new procedures, instead of mailing a printed copy of our Proxy Materials to each of our stockholders, we are now furnishing these Proxy Materials on the Internet. Accordingly, you will receive only a one-page, double-sided notice (the "Notice"), being mailed to stockholders on April 9, 2009, regarding the Internet availability of our Proxy Materials. The Notice and Proxy Materials explain the matters indicated below to be voted on at our 2009 Annual Meeting and provide you with instructions for accessing the Proxy Materials, and for voting in person, via the Internet or by phone. This Notice also provides information on how you may obtain paper copies of our Proxy Materials free of charge, if you so choose. Please read the Notice so you will be informed about the business to come before the meeting. Your vote is important to us.

On behalf of the Board of Directors, I urge you take advantage of our Internet or telephone voting system as soon as possible, even if you plan to attend the Annual Meeting. Following are the proposals to be voted upon at the Annual Meeting:

(1) To elect seven directors;

(2) To amend the West Marine, Inc. Stock Buying Plan; and

(3) To ratify the selection of Deloitte & Touche LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending January 2, 2010.

Our Board of Directors recommends that you vote "FOR" each of the proposals.

Sincerely,

Randolph K. Repass
Chairman of the Board

Watsonville, California
April 9, 2009

West Marine

500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

PROXY STATEMENT

2009 Annual Meeting of Stockholders

Notice of Electronic Availability of Proxy Statement and Annual Report on Form 10-K.

As permitted by rules adopted by the Securities and Exchange Commission, we are making this Proxy Statement and our Annual Report on Form 10-K for the year ended January 3, 2009 (collectively, "Proxy Materials") available to our stockholders electronically via the Internet. On April 9, 2009, we mailed to our stockholders a Notice of Annual Meeting of Stockholders and Important Notice Regarding the Internet Availability of Proxy Materials ("Notice") containing instructions on how to access these Proxy Materials and vote over the Internet or by phone. Stockholders as of the record date for this year's annual meeting should receive a Notice by mail and will not receive a printed copy of the Proxy Materials in the mail. If you would like to receive a printed copy of our Proxy Materials, instructions for ordering paper delivery of these Proxy Materials at no charge can be submitted via telephone, Internet or email in accordance with the instructions contained in the Notice.

Solicitation and Revocability of Proxies

Our Board of Directors ("Board" or individually, each a "Director") is furnishing this Proxy Statement to solicit proxies to be used at West Marine's Annual Meeting of Stockholders to be held on May 20, 2009 ("Annual Meeting"), at the time and place and for the purposes set forth in the Notice, and at any adjournment of the meeting. The Proxy Materials were first available for our stockholders to access online at www.envisionreports.com/wmar on April 9, 2009 (or, for those stockholders requesting paper copies, sent for delivery if requested at least 10 days before the Annual Meeting).

Each valid proxy received in time will be voted at the Annual Meeting in accordance with the choice specified, if any. Valid proxies include all properly executed written proxy cards and all properly completed proxies voted by telephone or over the Internet pursuant to this solicitation that were not later timely revoked. All proxies received that are executed but not voted will be voted as recommended by the Board.

Any proxy duly given pursuant to this solicitation may be revoked by you in accordance with the following procedures, at any time prior to the voting of the proxy at the Annual Meeting or any adjournment thereof. A proxy may be revoked (i) by written notice delivered to the Secretary of West Marine stating that the proxy is revoked, (ii) by a later dated proxy signed by the same person who signed the earlier proxy and delivered to the Secretary of West Marine, (iii) by using the telephone or Internet voting procedures before 11:00 p.m., Pacific Time, on May 19, 2009, or (iv) by attendance at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Purposes of the Annual Meeting

Our Annual Meeting will consider important matters outlined in the Notice. We are providing the Proxy Materials to you in connection with the solicitation of proxies by our Board of Directors. Our Board asks that you authorize your proxies to vote as the Board recommends.

Voting by Proxy

You may vote your shares in one of the following ways: (1) in person at the Annual Meeting; (2) if you requested and received your Proxy Materials by mail, you may vote by completing, signing and returning your proxy card to us in the postage-paid envelope provided with the Proxy Materials; (3) by voting electronically using a touch-tone telephone 800-652-8683; or (4) by using the Internet to vote your shares at www.envisionreports.com/wmar. If you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. If you choose to use the Internet or telephone to vote, you must do so by 11:00 p.m., Pacific time, on May 19, 2009, the day before our Annual Meeting takes place.

Delaware law permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with information from which the inspector of election can determine that such proxy was authorized by the stockholder. The voting procedures available to registered stockholders for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

If you choose to vote by mail, you may vote by completing and signing the proxy card that you requested and promptly mailing it. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors. If you choose to vote by mail, your vote must be received by 10:00 a.m., Pacific time, on May 20, 2009.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Voting Securities

Only stockholders of record on the books of West Marine as of the close of business on March 23, 2009, which has been fixed as the record date in accordance with our bylaws, will be entitled to vote at the Annual Meeting.

As of the close of business on March 23, 2009, there were outstanding 22,115,373 shares of common stock of West Marine, each share of which is entitled to one vote. The presence at the Annual Meeting in person or by proxy of holders of a majority of the issued and outstanding shares of common stock will constitute a quorum for the transaction of business at the meeting or any adjournment thereof, unless notice of the adjournment provides otherwise in accordance with our bylaws. Of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote, the affirmative vote of the majority is required for the election of Directors, to amend the West Marine, Inc. Associates Stock Buying Plan, and to ratify the selection of our independent registered public accounting firm for fiscal year ending January 2, 2010 ("fiscal year 2009").

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the election inspector appointed for the meeting, and the election inspector will determine whether or not a quorum is present. For purposes of determining the presence of a quorum, the election inspector will treat abstentions and broker non-votes as shares that are present and entitled to vote.

If you are a beneficial owner and hold your shares in "street name" through a broker and do not return the voting instruction card, or otherwise do not instruct the broker with respect to a particular proposal, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of accounting firms, but do not have discretion to vote on non-routine matters. Accordingly, a broker non-vote occurs if the broker has indicated on the proxy card that it does not have discretionary authority to vote on a particular proposal.

With respect to the election of Directors, a stockholder may vote "For" or "Withhold Authority." Votes indicating "Withhold Authority" will be counted as a vote against the nominee or slate of nominees. For all other proposals, a stockholder may indicate "For," "Against" or "Abstain." An abstention will have the effect of a vote against the applicable proposal. Similarly, if a broker indicates on the proxy that it does not have discretionary authority to vote on a particular matter, such broker non-vote will have the same effect as a vote against the applicable proposal.

ELECTION OF DIRECTORS

(Proposal No. 1)

Seven Directors are to be elected at the Annual Meeting to hold office until the 2010 Annual Meeting of Stockholders or until their respective successors shall have been elected and qualified. The persons named below are nominees for election, and each of the nominees is currently a Director. The persons named as proxies intend (unless authority is withheld) to vote for the election of all the nominees as Directors.

The Board of Directors has no reason to believe that any nominee for Director would be unable or unwilling to serve as a Director. If at the time of the Annual Meeting, or any adjournment thereof, any nominee is unable or unwilling to serve as a Director of West Marine, the persons named in the proxy intend to vote for such substitute nominee as may be nominated by the Governance and Compensation Committee and approved by the Board of Directors or as otherwise directed by the Board of Directors, unless directed by the proxy to do otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

The following information regarding the nominees, their occupations, employment history and directorships in certain companies is as reported by the respective nominees.

Nominees for Director	Business Experience During Past Five Years and Other Information
Randolph K. Repass	Mr. Repass, 65, has served as Chairman of the Board of West Marine since its founding in 1968. He also has served as Chief Executive Officer, from 1968 to April 1995 and from July 1998 to November 1998, and as President, from 1968 to 1990 and from August 1993 to March 1994. Mr. Repass served as a member of the board of New England Ropes, Inc. until June 30, 2007. He also has served as a director and President of Sail America, the sailing industry association, and as a director of the National Marine Manufacturers Association. Mr. Repass' boating background includes sailboat racing and cruising on sail and power boats.
Geoffrey A. Eisenberg	Mr. Eisenberg, 56, has served as a Director of West Marine since 1977 and was appointed its Chief Executive Officer and President in December 2007. Mr. Eisenberg also served West Marine in numerous senior executive positions from 1976 until 1994. From January 1995 to December 2000, Mr. Eisenberg served as a senior consultant to West Marine. From December 2000 until December 2007, Mr. Eisenberg was a part-time, on-call employee of West Marine, available for special projects. Mr. Eisenberg served as Chief Executive Officer of Salz Leathers Inc. from December 2000 until December 2007 and, from 1997 until 2000, he served as Chief Executive Officer of Greenhorn Creek Associates, a real estate and golf development company. Prior to his appointment as West Marine's Chief Executive Officer and President, Mr. Eisenberg was a consultant and advisor to a number of companies, specializing in chief executive officer training and professional management development. Mr. Eisenberg serves on the board of directors of Logispring Investments, a privately-owned supply chain venture capital investment company, and is a member of the Advisory Board of the Retail Management Institute at Santa Clara University. Mr. Eisenberg served on the board of directors of LiveOps Inc. until the end of July 2008. An experienced sailor, Mr. Eisenberg has extensive experience in both local and long-distance ocean racing and cruising.

David McComas	Mr. McComas, 66, has served as a Director of West Marine since 1996, is a member of the Governance and Compensation Committee and also serves as the presiding independent director. Mr. McComas served as President and Chief Executive Officer from July 2001, and as Chairman from January 2004, of Eye Care Centers of America, Inc., until his retirement on December 31, 2007. Mr. McComas also had served as its President and Chief Operating Officer from July 1998 to July 2001. From June 1991 to July 1998, Mr. McComas served as Western Region President and Corporate Vice President and held several other senior management positions with Circuit City Stores, Inc. Mr. McComas has been a boater since acquiring his first boat when he was 12 years old. He is an avid fisherman and has participated in various saltwater bill fishing tournaments over the years on both the east and west coasts. His current boat is a power sport fisher.
Alice M. Richter	Ms. Richter, 55, has served as a Director of West Marine since 2005 and chair of the Audit Committee. Ms. Richter was a certified public accountant with KPMG LLP for 26 years, until her retirement in June 2001. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, she served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter also serves on the board of directors of: G&K Services, Inc., a publicly-held company, where she is chair of the audit committee; Fingerhut Direct Marketing, Inc., a privately-held company, which she joined in 2007 and serves as chair of the audit committee; and Thrivent Financial for Lutherans, a non-profit financial services membership organization, which she joined in 2007 and serves as an audit committee member and member of the technology committee. As an avid water skier, she is never far from a boat.
Peter Roy	Mr. Roy, 52, has served as a Director of West Marine since 2001 and is a member of the Audit Committee. Mr. Roy is an entrepreneur and business advisor to companies in the healthy lifestyle industry. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc., a natural food products retailer, and for five years prior to that served as its President of the West Coast Region. Mr. Roy also is a director of United Natural Foods, Inc., where he is a member of the compensation committee and finance committee. Mr. Roy is a strategic advisor to North Castle Partners, a private equity fund, and was formerly Chairman of the National Outdoor Leadership School, a non-profit wilderness education school. He is a life-long boater having grown up on the marshes of southern Louisiana. He currently lives on the Inter-coastal waterway in South Carolina with a boat always nearby.
Daniel J. Sweeney, Ph.D.	Dr. Sweeney, 66, has served as a Director of West Marine since 2001 and is chair of the Governance and Compensation Committee. Dr. Sweeney is an adjunct professor at the Daniels College of Business at the University of Denver and a director of Shoe Sensation, Inc., a privately-held retail shoe store chain. From June 1995 to June 2000, Dr. Sweeney served as Vice President, Global Consulting, for IBM Global Services, a technology services company. Prior to joining IBM, Dr. Sweeney was Chairman of the Management Horizons Division of Price Waterhouse LLP (now Pricewaterhouse-Coopers), which provided research and consulting services to the retailing industry. Dr. Sweeney also is an author and commentator on the retailing and consumer marketing industries and has served as an advisor to leading firms in the industry. Dr. Sweeney is President, director and co-founder of The Center for Corporate Excellence, and a member of the Advisory Board of the Retail Management Institute at Santa Clara University. Dr. Sweeney is an avid outdoorsman pursuing a number of activities including fly fishing, mountain and road biking, outdoor photography, summer and winter hiking and both Nordic and alpine skiing from his home in the Colorado mountains.

William U. Westerfield

Mr. Westerfield, 77, has served as a Director of West Marine since 2000 and is a member of the Audit Committee. In 1992, Mr. Westerfield retired as an audit partner of Price Waterhouse LLP (now PricewaterhouseCoopers) after having been with the firm for 36 years and serving as an audit partner for 27 years. In addition to serving on West Marine's board, Mr. Westerfield currently serves as a director and member of the audit committee, the compensation committee, and the nominating and governance committee of Gymboree Corporation, and as director and audit committee chairman of Lifetime Brands, Inc., each of which is a publicly-held company. Mr. Westerfield lived and worked for many years in the Caribbean, including Puerto Rico and the Dominican Republic, during which time he participated in extensive sailboat racing and cruising. His sailing activities have taken him throughout the Caribbean, the eastern United States and Bermuda, and include a trans-Atlantic crossing. A long standing New York Yacht Club member, Mr. Westerfield received the NYYC Cruising Award in 1988. He also is a member of the Naples Yacht Club. Mr. Westerfield is a former commodore of Club Nautico de Puerto Rico, and was a racing participant and official of the Jersey Ocean Racing Club and the Atlantic Highlands Yacht Club, and member of the U.S. Power Squadron. He also serves on the board of the Friends of Bermuda Maritime Museum.

Board of Directors and Committees

During fiscal year 2008, the Board of Directors held four regular meetings and six special meetings. The Board has an Audit Committee and a Governance and Compensation Committee. Each Director attended at least 90% of the total number of meetings of the Board and meetings of the committees on which each Director served during fiscal year 2008. The nominating functions are performed by the Governance and Compensation Committee.

The Board has affirmatively determined that Messrs. McComas, Roy, Sweeney and Westerfield and Ms. Richter are independent Directors, as defined by the NASDAQ Stock Market rules.

Each Director is expected to attend and participate in, either in person or by means of telephonic conference, all scheduled Board meetings and meetings of committees on which such Director is a member, unless attendance is excused due to unavoidable conflict, illness or other valid excuse. All members of the Board attended last year's Annual Meeting, and members of the Board are encouraged to attend the Annual Meeting each year.

Stockholder Communications

West Marine has developed the following policy statements: *Internal Process for Handling Communications to Directors (Non-Audit Committee)* and *Internal Process for Handling Communications to the Audit Committee.* These policy statements describe West Marine's process for collecting, organizing and relaying communications from its associates, stockholders and other interested parties to members of the Board of Directors or members of the Board's standing committees. Such communications can be sent by writing to the following address:

West Marine, Inc.
c/o Secretary
500 Westridge Drive
Watsonville, California 95076

Stockholders and other interested parties also may email members of the Board of Directors at bod@westmarine.com.

As described in the director communication policy statements, the Secretary of West Marine will summarize all correspondence received and periodically forward summaries to the Board. Members of the Board may at any time request copies of any such correspondence. Communications may be addressed to the attention of the Board, a standing committee of the Board, or any individual member of the Board or a committee. Communication that is primarily commercial in nature or relates to an improper or irrelevant topic may be filtered out and disregarded (without providing a copy to the Directors or advising them of the communication), or may otherwise be handled in the Secretary's discretion. Additionally, the Secretary may handle routine business communications and will provide a copy of the original communication to the Chairman of the Board (or to the presiding independent Director, or to the chair of the appropriate Board committee) and advise such Director of any action taken.

West Marine associates, stockholders and other interested parties may report any concerns about company activities, including concerns regarding accounting, internal controls over financial reporting or auditing matters, violations of any rule or regulation of the Securities and Exchange Commission or any provision of federal law relating to fraud against stockholders, and violations of matters covered by the company's Code of Ethics, to West Marine's general counsel. Alternatively, such concerns may be reported anonymously through the "Network Hotline" by calling 1-800-241-5689. A summary report relative to any such matters will be delivered to the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters. A copy of each director communication policy statement is available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Code of Ethics

West Marine has a Code of Ethics that covers all associates, officers and Directors and includes provisions regarding proper business conduct and ethics ranging from restrictions on gifts, compliance with applicable law and avoidance of conflicts of interest, and a separate Code of Ethics for Senior Financial Officers (which covers our Chief Executive Officer, Chief Financial Officer, Operations Controller and Financial Controller). Each code is reviewed at least annually by the Board of Directors to assess the adequacy of their respective provisions and compliance with regulations. A copy of each code is available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Governance Principles and Practices

West Marine has long believed that good governance is important to ensure that the company is managed for the long-term benefit of its stockholders. Over the years, West Marine has had in place good business practices designed to support this commitment and to maintain the highest level of governance. Management and the Board of Directors periodically review the company's governance policies and practices, monitoring changes in the law and developments in this area by various authorities active in governance. The following sets forth West Marine's governance principles and practices.

- *Board of Directors*:
    - The number of current Directors is seven, consisting of five independent Directors, our Chairman of the Board, who is a non-management Director, and our Chief Executive Officer;
    - Terms in office for all Directors are set at one year, rather than staggered;
    - Performance of the Board of Directors (and each of its committees) is reviewed regularly, with oversight by the Governance and Compensation Committee;
    - In lieu of a mandatory age or term limit, Directors submit a letter of resignation for review by the Governance and Compensation Committee and the Chairman of the Board in connection with the evaluation of Board and committee performance;
    - New Director nominees must meet guidelines developed by the Governance and Compensation Committee;
    - A procedure exists for stockholder nominations of Directors;
    - Written director communication policy statements exist for communication to Directors by stockholders, associates and other interested parties;
    - A procedure exists for determining the "independence" of Director nominees;
    - A procedure exists for determining whether Audit Committee members are "financial experts" under Securities and Exchange Commission rules and "financially sophisticated" under NASDAQ rules;
    - Non-management Directors regularly hold executive sessions separate from management;
    - The "presiding independent director" sets the agenda for and leads executive sessions of the independent Directors, and presides over other matters as directed by the Board of Directors;

- Members of the Board of Directors may not serve as directors for more than four public companies; our Chief Executive Officer does not serve on the board of any other public company, and none of our other Directors serve on more than two other public company boards;
- All Directors attend scheduled board, committee, and annual meetings of stockholders, except where the failure to attend is due to an unavoidable conflict, illness or other valid excuse;
- Our bylaws (i) do not contain "poison pill" provisions, and (ii) do contain provisions for a simple majority stockholder vote for election of our Board of Directors, for charter or bylaw amendments and for special meetings called by, and action to be taken by written consent of, stockholders;
- By policy, the positions of Chairman and of Chief Executive Officer are held by two different persons;
- Directors must submit a letter of resignation upon a job change;
- No provisions exist for retirement plans for Directors, and the company offers no pension plans for Director participation; and
- A new director orientation program exists for each new individual joining our Board which outlines the role and responsibilities of the Board and the company's operations, and as part of this orientation, new Directors have opportunities to meet with the company's management team.

- *Committees of the Board of Directors*:
  - Each committee of the Board of Directors has a governing charter, each of which is subject to review on an annual basis and posted on our website. The Audit Committee charter, revised by the Audit Committee and ratified by the Board of Directors in September 2008, and the Governance and Compensation Committee charter, revised by the Governance and Compensation Committee and ratified by the Board of Directors in November 2008, are available on our website at http://www.westmarine.com/ under the "Corporate Governance" section of our "Investor Relations" page;
  - Our independent registered public accounting firm, Deloitte & Touche LLP, reports directly to the Audit Committee;
  - The Audit Committee's appointment of our independent auditors is ratified by our stockholders;
  - The Board of Directors and its committees meet at least quarterly;
  - A majority of Audit Committee members are "financial experts";
  - Both standing committees of the Board of Directors are comprised solely of independent Directors;
  - No interlocks exist between Governance and Compensation Committee members or between such members and any of West Marine's executive officers; and
  - The Audit Committee meets with management and our independent auditors prior to the filing of officers' certifications with the Securities and Exchange Commission to receive information concerning, among other things, any significant deficiencies in the design or operation of internal control over financial reporting.
- *Ethics and Governance*:
  - A Code of Ethics for all officers, Directors and associates and a separate Code of Ethics for Senior Financial Officers are posted on our website;
  - Governance Principles which outline our governance practices, including the role and responsibilities of the Board of Directors, are posted on our website;
  - The Audit Committee reviews and approves all related party transactions with our Directors and our executive officers (i.e., our Chief Executive Officer, our Chief Financial Officer, our Executive Vice President of Stores and Port Supply and our Executive Vice President of Merchandising, each of whom is named in the Summary Compensation Table below and collectively are referred to as our "Named Executive Officers");

- Loans from the company are prohibited to our Directors, Named Executive Officers and all vice presidents, including, without limitation, senior vice presidents (collectively, "Other Senior Management" and collectively with our Named Executive Officers, our "Executives");
- Audit and non-audit services to be performed by our independent auditors must be pre-approved by the Audit Committee; in this regard, our Audit Committee considers the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services, classified as all other services, to ensure that non-audit fees paid to the independent auditor are not excessive; and
- Our "Whistleblower Policy and Procedures" relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders is posted on our website. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party and procedures through which any such reporting is forwarded to the Audit Committee.

• *Compensation and Stock Ownership*:

- Comparable compensation analysis is performed periodically for our Directors and Executives, including the retention of outside consultants for such analysis as necessary;
- The Governance and Compensation Committee, in conjunction with the full Board, annually reviews the performance of the Chief Executive Officer;
- The Governance and Compensation Committee oversees the compensation process for our Executives, including the establishment of pre-determined goals for bonus awards to Executives;
- Our Board periodically evaluates and approves succession planning for our Executives;
- Stock ownership guidelines exist for our Executives at the senior vice president-level and above;
- Annual performance evaluations for all of our associates, including our Executives, are a factor in determining both retention and annual compensation;
- Except for the Chief Executive Officer's agreement, no Executive's agreement reflects severance benefits in the event of a change in control;
- Our Executives are not provided multi-year guarantees for salary increases, bonuses or equity compensation, excessive perquisites, excessive severance benefits or payouts for "performance terminations;"
- The base salary of our Chief Executive Officer is less than one and one-half (1-1/2) times that of our next highest paid Named Executive Officers, and thus there is no excessive differential in compensation;
- Stock ownership guidelines exist for our independent Directors;
- Directors receive a portion of their compensation as common stock, including stock options and restricted stock grants;
- The company provides broad-based equity award grants to all associates at a manager-level and above, and the size of each award is commensurate with the associate's position and other criteria (which may include the achievement of pre-determined goals) established by the Governance and Compensation Committee;
- The West Marine, Inc. Equity Incentive Plan: (1) requires the approval of the stockholders prior to the re-pricing of any stock option or other award grants; (2) clarifies that the automatic annual grant of awards to non-employee Directors is subject to the overall share limitation under the Equity Incentive Plan; (3) limits the term of exercisable award grants to five years; (4) requires that equity awards be granted at 100% of the fair market value on the grant date (i.e., without discount); and (5) establishes a "fungible share pool design" in which "full value" award types (e.g., restricted stock) count as more than one share against the total number of shares that may be issued under the Equity Incentive Plan, while stock options and SARs would count as one share; and
- Posted on our website is an "Equity Award Grant Policy" which memorializes the company's policies and procedures for equity award grants to our associates and independent Directors. This

policy also prohibits stock option backdating and creates a fixed grant schedule, including the award of "off-cycle" (e.g., due to promotions) equity grants only after the release of material non-public information by the company.

- *Other*:
  - Our insider trading policy establishes trade pre-clearance requirements for Directors, officers and other key associates, and procedures for compliance with the electronic reporting requirements of the Securities Exchange Commission;
  - A "disclosure committee" comprised of certain Executives and other management-level associates assists our Chief Executive Officer and our Chief Financial Officer in the design, development, implementation and maintenance of the company's internal control over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports that West Marine files with or submits to the Securities and Exchange Commission is recorded, processed, summarized and reported timely;
  - During 2008, with the oversight of our Audit Committee, management completed the evaluation and enhancement of its finance and accounting organizational structure; improved supervisory procedures with additional levels of analysis and review; added to our finance and accounting organizations associates possessing proper accounting knowledge, experience and training in the application of GAAP; further enhanced our process to ensure that validation of management's conclusions regarding significant accounting policies and their application to our business transactions were carried out by personnel with an appropriate level of accounting knowledge, experience and training; enhanced our workers' compensation reserve analysis to include an analysis performed periodically by an independent actuary to assist in the establishment of an appropriate reserve for workers' compensation claims combined with management's verification and reconciliation of reports prepared by our claims administrators used to calculate our workers' compensation liability; and determined that as a result, following our testing of internal control over financial reporting, the two material weaknesses identified in our annual report on Form 10-K for the year ended December 29, 2007, had been remediated and that our internal control over financial reporting was effective as of January 3, 2009;
  - Management periodically performs an enterprise risk assessment designed to assist in the identification, assessment and monitoring of high risk areas to the company;
  - Management has formed several steering committees (including a real estate steering committee and a capital expenditure steering committee) and has established a number of policies (including a delegation of authority policy and a contract review and signing authority policy) which provide proper levels of review and control of expenditures designed to safeguard company assets, to minimize risks and to ensure the appropriate segregation of duties;
  - Our Regulation FD policy, which is posted on our website, is designed to ensure the fair and timely public disclosure of information about West Marine;
  - A corporate governance section of our website provides investors with current information, which includes a link to real time filings with the Securities Exchange Commission and the ability for investors and other interested parties to receive automatic email notification of all such filings;
  - The Board and its committees have the clear ability to hire their own advisors as they deem necessary; and
  - A number of our Directors attend continuing education programs, including programs accredited by RiskMetrics Group.

Our Governance Principles, which cover areas such as Director responsibilities and qualifications, management leadership and succession and Board access to management, is available on our website, at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Audit Committee

The members of the Audit Committee are Alice Richter, William Westerfield and Peter Roy. Each member of the Audit Committee is independent, as defined under the NASDAQ Stock Market rules and Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board of Directors has determined that both Ms. Richter and Mr. Westerfield qualify as audit committee financial experts, as defined by Securities and Exchange Commission rules. The Audit Committee held 14 meetings during fiscal year 2008.

The Audit Committee is responsible for selecting independent auditors for West Marine and for the oversight of auditing, accounting, financial reporting and internal control functions at West Marine. In addition, the Audit Committee is responsible for monitoring the quality of West Marine's accounting principles and financial reporting, the independence of the independent auditors and the non-audit services provided to West Marine by its independent auditors.

Among the functions performed by the Audit Committee are:

- to provide general oversight of the company's accounting and financial reporting process;
- to review the qualifications and independence of, and to engage or discharge, at any time, the company's independent auditors;
- to review with the independent auditors the plan for and results of the auditing engagement;
- to provide general oversight of West Marine's internal control environment established by management; and
- to make inquiries into matters within the scope of the Audit Committee's functions.

The Audit Committee operates pursuant to a written charter, which the Committee reviews periodically. This charter was reviewed and updated by the Audit Committee, and ratified by the Board of Directors, in September 2008, and a copy is available on our website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. The Audit Committee, also approved a "Whistleblower Policy and Procedures" relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders and last reviewed and updated this policy in November 2008. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party, and procedures through which any such reporting is forwarded to the Audit Committee, and prohibits any retaliation for any complaints reported in good faith. A copy of the Audit Committee charter, our Whistleblower Policy and Procedures and our director communication policy statements are available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy of each of these policies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Pursuant to the auditor independence policy adopted by the Audit Committee, West Marine may engage its independent auditors to provide audit and permissible non-audit services that have been approved by the Audit Committee. West Marine will not engage the independent auditors to perform any services for West Marine or any of its subsidiaries without the prior approval of the Audit Committee. In addition, the independent auditors will not be engaged to provide any service if the provision of such service to West Marine or any of its subsidiaries would cause the Securities and Exchange Commission or the NASDAQ Global Market to no longer consider the independent auditors to be "independent" or if such engagement would otherwise cause West Marine or any of its subsidiaries to violate any other applicable laws, regulations or policies. The Audit Committee has designated the Chief Financial Officer to monitor the performance of all services provided by the independent auditor and to determine whether such services are in compliance with the policy. The Chief Financial Officer will report promptly to the Chair of the Audit Committee any non-compliance (or attempted non-compliance) with this policy of which the Chief Financial Officer becomes aware.

The Audit Committee pre-approves services and fees related to audit and permitted non-audit services, with monetary limits on each service, before the services are rendered. Ms. Richter and Mr. Westerfield each has been delegated the authority, as necessary and appropriate between regularly scheduled Audit Committee meetings, to pre-approve additional services or increases in previously approved monetary limits for such services, provided that such services would not impair the independence of the auditor, that fees relative to such services do not exceed $50,000 per project and that Ms. Richter or Mr. Westerfield, as the case may be, report any such interim approvals to the Audit Committee at the next regularly scheduled meeting.

Principal Accounting Firm Fees

The fees incurred by West Marine for the fiscal years ended January 3, 2009 and December 29, 2007, by West Marine's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, are as follows:

	Fiscal Year 2008	Fiscal Year 2007
	(in thousands)	
Audit Fees[1]	$ 1,082	$ 1,419
Audit-Related Fees[2]	37	53
Tax Fees [3]	17	34
All Other Fees	-0-	- 0 -

(1) Includes increased audit fees of approximately $465,000 incurred for fiscal year 2007 related to West Marine's restatement of its financial statements for fiscal years 2006 and 2005, as reflected in our annual report on Form 10-K for the fiscal year ended December 29, 2007.
(2) Includes fees primarily related to statutory audits in fiscal years 2008 and 2007.
(3) Includes fees for tax advice and tax return assistance in fiscal years 2008 and 2007.

The Audit Committee considered whether the provision of the services covered under the captions "Audit-Related Fees" and "Tax Fees" above is compatible with maintaining Deloitte & Touche LLP's independence, and no services were rendered pursuant to the pre-approval exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Audit Committee Report

In connection with the financial statements for the fiscal year ended January 3, 2009, the Audit Committee: (i) reviewed and discussed with management the audited consolidated financial statements; (ii) discussed with Deloitte & Touche LLP, West Marine's independent registered public accounting firm during fiscal year 2008, the matters required by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T; and (iii) the written disclosures and the letter from the Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed such matters with Deloitte & Touche, including their independence and the compatibility of non-audit services with such independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements, be included in West Marine's Annual Report on Form 10-K for the year ended January 3, 2009, as filed with the Securities and Exchange Commission on March 16, 2009.

The Audit Committee has selected and approved the engagement of Deloitte & Touche LLP as West Marine's independent auditors for fiscal year 2009.

April 2, 2009

Audit Committee

Alice M. Richter, Chair
William U. Westerfield
Peter Roy

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that West Marine specifically incorporates such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Governance and Compensation Committee

The members of the Governance and Compensation Committee are Daniel J. Sweeney and David McComas. Dr. Sweeney serves as the Committee's chairman. Each member of the Governance and Compensation Committee is independent, as defined under the NASDAQ listing requirements. The Governance and Compensation Committee held four meetings during fiscal year 2008. Among the functions performed by the Governance and Compensation Committee are (i) recommending to, and overseeing on behalf of, the Board the compensation of our Executives and non-employee Directors, (ii) administering our Equity Incentive Plan, (iii) identifying and recommending Director nominees to the Board, and (iv) advising the Board on governance issues. The Governance and Compensation Committee operates pursuant to a written charter, which is subject to annual review for compliance with new regulations. A copy of this charter, which was updated by the Governance and Compensation Committee and ratified by the Board in November 2008, is available on West Marine's website at http://www.westmarine.com under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

The Governance and Compensation Committee reviews and evaluates all stockholder proposals, including those relating to the nomination of Directors, and recommends to the full Board appropriate action on each such proposal. To date, no stockholder or group of stockholders owning more than 5% of West Marine's common stock for at least one year have put forth any Director nominees or other stockholder proposals. All potential nominees, regardless of source, are reviewed under the same process.

Directors are elected each year by the company's stockholders at the Annual Meeting. The Governance and Compensation Committee is responsible for the nomination of Director candidates. The Governance and Compensation Committee will identify individuals qualified to become Board members and recommend candidates to fill new or vacant positions. In recommending such candidates, the Governance and Compensation Committee has developed certain guidelines to assist in developing a Board and committees that are comprised of experienced and seasoned advisors. These guidelines include, but are not limited to, judgment, skill, diversity (including factors such as race, gender or experience), integrity, experience with businesses and other organizations of comparable size and industry sector, the interplay of the candidate's experience with the experience of other Board members, retail and e-commerce strategic planning ability, financial literary, boating experience, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Governance and Compensation Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are anticipated. Various potential candidates for Director are then identified. Candidates may come to the attention of the Governance and Compensation Committee through current Board members, professional search firms, stockholders or other industry sources. In evaluating the candidate, the Governance and Compensation Committee will consider factors other than the candidate's qualifications, including the current composition of the Board, the balance of management and independent Directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. Candidates are evaluated at regular or special meetings of the Governance and Compensation Committee and may be considered at any time during the year. In evaluating such candidates, the Governance and Compensation Committee seeks to achieve a balance of knowledge, experience and capability on the Board. In connection with this evaluation, the Governance and Compensation Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Governance and Compensation Committee, the Chairman of the Board, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Governance and Compensation Committee, after consultation with the Chairman, makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance and Compensation Committee.

Although there was a vacancy on the Board due to the resignation of the company's former chief executive officer in December 2007, on March 19, 2009, after determining that the Board is appropriately balanced with diverse, experienced and seasoned advisors comprised of the founder of the company, the Chief Executive Officer and five independent Directors, the Board of Directors, upon the recommendation of the Governance and Compensation Committee, resolved to decrease the size of the Board from eight to seven members.

Under West Marine's Governance Principles and the respective Charters of the Audit Committee and the Governance and Compensation Committee, a majority of the Directors on the Board are required to meet the applicable criteria for Director independence, and all members of the Audit Committee and Governance and Compensation Committee must meet the applicable independence criteria for membership on an audit committee, compensation committee or nominations committee (as appropriate), as established by the NASDAQ Stock Market, as well as all other independence criteria required under applicable law.

Compensation Discussion and Analysis

In the following compensation discussion and analysis, we discuss our compensation objectives, our compensation decisions and the rationale behind decisions regarding the 2008 compensation of our Named Executive Officers.

Our Compensation Program Philosophy, Objectives and Administration

Our Governance and Compensation Committee is responsible for oversight of our compensation plans for Executives and Directors. Annually, our Committee reviews and approves compensation levels and policies which are intended to attract, motivate, reward and retain highly qualified Executives for the execution of long-term strategic management and the enhancement of stockholder value. Additionally, our policies support a performance-oriented environment designed to reach specific company goals, to reward our associates for personal contributions that grow our business, and to retain Executives whose abilities are critical to our long-term success and competitiveness.

Our Governance and Compensation Committee generally discusses Executive compensation proposals with our Chairman and our Chief Executive Officer. Other Executives also may be asked to participate in discussions regarding compensation programs, to prepare proposals, gather data, and make recommendations to the Committee regarding the compensation of Executives. These recommendations may include competitive market data as further described below appropriate for measuring the Executives' performance. In this regard, our Chief Executive Officer meets with our Board members to review the Executives' performance. Our Chief Executive Officer and Vice President of Human Resources, using proxy data analysis from peer companies (as identified and discussed below), recommend ranges of base compensation for Executives. Using this data, the compensation packages, including base salaries, bonus percentages, equity awards and other compensation benefits, of our Named Executive Officers are reviewed and approved by the Governance and Compensation Committee, in consultation with the Chairman and the Board. The Committee also reviews and approves the compensation packages for our other Executives, and our Chief Executive Officer is delegated authority to set base compensation for these other Executives within a range approved by the Committee.

Our Governance and Compensation Committee is authorized to retain any consultants it believes are necessary or appropriate in making compensation decisions. In 2008, our Governance and Compensation Committee did not retain any outside consultants. Instead, at the Committee's request, our Vice President of Human Resources gathered and provided comparable compensation data from proxy statements filed by peer companies and information contained in the annual Mercer LLC/National Retail Federation *2007 US Retail Compensation and Benefits Survey* (the "Mercer/National Retail Federation Survey"), as described below, to assist the Governance and Compensation Committee in evaluating the appropriate compensation elements and levels for our Executive team.

The Role of Outside Consultant and Comparative Compensation Data

Our Governance and Compensation Committee evaluates each element of compensation separately and then assesses the total against comparative data to ensure that total compensation is within the norms of the retail industry and for companies of the same relative size, as further discussed below. The Committee does not start with a total compensation target for each Executive and then allocate amounts to the various elements of compensation. Similarly, the Governance and Compensation Committee does not have a formal policy or formula for allocating our Executives' total compensation between cash and non-cash compensation or between short-term and long-term compensation.

In reviewing the Executives' compensation for 2008, our Governance and Compensation Committee considered:

- each Executive's then current base salary;
- a study of proxy statement data compiled by management regarding each element of total compensation from the following retail companies: Gander Mountain Company; Cabela's Incorporated; Fred's, Inc.; Jo-Ann Stores, Inc.; Big 5 Sporting Goods Corp.; Buckle, Inc.; Cost Plus, Inc.; Gymboree Corporation; Haverty Furniture Companies, Inc.; Hibbett Sports, Inc.; and Pacific Sunwear of California, Inc.;
- the base salary, annual cash compensation and total cash compensation data from the Mercer/National Retail Federation Survey, which covered 126 retail companies[1], of which seven are in the Hemscott Industry Group 745 – Specialty Retail, Other index that we use as a peer group for the performance graph that appears in our annual report on Form 10-K for the fiscal year ended January 3, 2009;
- management's recommendation of proposed Executive pay ranges, which included base salary and annual cash and long-term incentive compensation levels for Executives; and
- recommendations regarding stock option awards for Executives provided by Compensation Ventures Group, an outside compensation consultant, in 2007.

Our Governance and Compensation Committee believes it is important to understand how our compensation practices compare to those of companies we consider to be our peers. In making specific decisions regarding an individual Executive's compensation levels, therefore, our Committee is guided by the compensation paid by members of the peer group companies with whom we compete for talent in the marketplace and believes that targeting compensation in this manner appropriately reflects the labor market for our Executives. In 2007, our Governance and Compensation Committee engaged the services of Compensation Venture Group to assist in developing comparable compensation data. In 2008, our Governance and Compensation Committee did not use a consultant and instead considered the data compiled by our Vice President of Human Resources to develop an understanding of current compensation practices in the industry. Our Committee considered both the proxy data and the information from the Mercer/National Retail Federation Survey in considering our Executives' base salary and bonus percentage for 2008 and did not give any particular weighting to the two data sets. This information provides

---

1 The retailers in the Mercer/National Retail Federation Survey are as follows: 7-Eleven, Inc., Advance Auto Parts, Inc., American Greetings Corporation, American Signature, Inc., Anchor Blue Retail Group, Inc., Anna's Linens, AT&T Mobility LLC (formerly Cingular Wireless LLC), AutoZone, Inc., Aveda Corporation, Avis Budget Group, Inc., Barnes & Noble, Inc., Big Lots, Inc., Blockbuster, Inc., Boy Scouts of America – National Supply Group, BP North America, Brooklyn Industries, Brookstone Company, Brown Shoe Company, Inc., Carter's, Inc., CBRL Group, Inc., Charming Shoppes, Inc., Chipotle Mexican Grill, Inc., Christopher & Banks Corporation, Circle K Stores, Inc., Circuit City Stores, Inc., Colonial Williamsburg Foundation, CompUSA, Inc., Cost Plus, Inc., Crabtree & Evelyn LTD., Crate and Barrel, CVS Caremark Corporation, Dell, Inc., Denny's Corporation, The Walt Disney Company, Dollar General Corporation, Dress Barn, Inc., DSW, Inc., Eastern Mountain Sports, Inc., Eddie Bauer, Inc., Exxon Mobil Corporation, Factory Card & Party Outlet Corp., Farmer's Home Furniture, Federated Department Stores, Inc., FedEx Corporation, Foot Locker, Inc., Fossil, Inc., General Nutrition Centers, Inc., General Parts International, Inc., Genesco, Inc., Golf Galaxy, Inc., Golfsmith International, Inc., Half Price Books, Inc., Hallmark Cards, Inc., Hannaford Bros. Co., Harley-Davidson, Inc'., Harold's Stores, Inc., HDS Retail North America, Helzberg Diamonds, Hess Corporation, Hilti, Inc., The Home Depot, Inc., Hot Topic, Inc., HSN, Inc., Interstate Bakeries Corporation, Jack in the Box, Inc., Jockey International Inc., KB Toys, Inc., L.L. Bean, Inc., Limited Brands, Inc., Liz Claiborne, Inc., Longs Drug Stores Corp., Lululemon Athletica, Inc., Luxottica Group S.P.A. (ADR), McDonald's Corporation, The Miles Kimball Company, Murphy Oil USA, Inc., Nike, Inc., Office Depot, Inc., Papa John's International, Inc., Payless ShoeSource Worldwide, Inc., Perfumania Holdings, Inc., PETCO Animal Supplies, Inc., Phillips-Van Heusen Corporation, Quick Stuff Convenient Stores, Recreational Equipment, Inc., Saks, Incorporated, Shell Oil Company, Spartan Stores, Inc., Speedway SuperAmerica, LLC, Spencer Gifts, LLC, Staples, Inc., Starbucks Corporation, Sticky Ribhouse, LLC, Supervalu, Inc., Taco Bueno Restaurants, L.P., The Body Shop International PLC, Children's Place Retail Stores, Inc., The Coca-Cola Company, The Finish Line, Inc., The Kroger Company, The Longaberger Company, The Pantry, Inc., The Picture People, Inc., The Sports Authority, Inc., The Valvoline Company, The Yankee Candle Company, Inc., The Timberland Company, Totes Isotoner Corporation, TravelCenters of America LLC, Tween Brands, Inc., ULTA Salon, Cosmetics & Fragrance, Inc., Under Armour, Inc., The University Book Store, Valero Energy Corporation, V. F. Corporation, Vicorp Restaurants, Inc., Walgreen Company, Wendy's International, Inc., Whole Foods Market, Inc., Wilsons Leather, World Kitchen, Inc., Yum! Brands, Inc., Zales Corporation, Zumiez, Inc and West Marine, Inc.

a point of reference for our Governance and Compensation Committee to compare and contrast with the salary range and bonus percentage for our Executives recommended by our Chief Executive Officer and Vice President of Human Resources, and to create an overall framework for making decisions regarding total compensation and long-term incentive compensation. Peer group data is not used to set a specific compensation percentile for our Executives. Instead, the Committee weighs this information with the Executive's level of responsibility, experience and leadership ability in approving the Executive's level of compensation. The Committee believes that this approach allows for consideration of the Executive's overall contribution to our company rather than relying solely on specific peer group targets; however, peer group data is carefully considered in the decision process.

Elements of Compensation

Our Executives' compensation consists of the following components:

- base salary;
- annual cash incentive compensation;
- long-term equity incentive awards; and
- some perquisites.

Base Salary. Base salary is designed to provide meaningful, but appropriate, levels of compensation to our Executives. Our Governance and Compensation Committee generally reviews recommendations by the Chief Executive Officer and Vice President of Human Resources for each Executive's salary range annually, based on job scope and responsibilities and competitive rates for similar positions as indicated by the peer group data. The Committee carefully reviews the salaries of executives at peer companies to ensure that our Executives' salaries are consistent and competitive. In approving the range of Executive salary, the Committee also weighs whether the particular Executive is expected to make a significant contribution in the Executive's position such that the company would suffer a critical loss if the Executive left the company. Once the range is approved by the Committee, the Chief Executive Officer has authority to set an Executive's salary within the approved range. This does not apply, of course, to the Named Executive Officers' salaries which are fixed by the Committee.

Historically, merit increases were considered annually for all associates based on achievement of individual objectives (including personal, operational and financial performance targets specific to the responsibilities of each associate), as well as achievement of total company performance, using metrics such as sales and market growth, operating margins and cost containment. After the close of each fiscal year, individual performance is measured against these goals in evaluating increases to salary levels. Given the challenging business environment in early 2008, and given that company financial performance goals were not achieved for 2007, after consultation with, and upon the recommendation of, our Executives, the Committee approved that there be no merit increases in 2008 to Executives, with few exceptions, and that the merit increases for the rest of our associates be limited to 2.5%. Following the close of 2008, again after consultation with our Executives, the Committee broadened the list of associates not receiving merit increases in 2009 to all bonus-eligible associates, including all Executives, and limited merit increases for the rest of our associates to 2%.

Chief Executive Officer: Geoffrey A. Eisenberg was appointed as our Chief Executive Officer in December 2007. Under his employment agreement, the Governance and Compensation Committee agreed to pay Mr. Eisenberg a base salary of $499,000. Mr. Eisenberg's appointment followed an overall disappointing year of performance for the company and as a result, during the negotiations of his employment agreement, Mr. Eisenberg recommended that his base salary be reduced by a significant amount from that paid to his predecessor to reflect his basic philosophy that chief executive officers' compensation should be more heavily weighted to long-term equity, so as to provide an incentive to drive company financial performance and to moderate the differential between his base salary and the base salaries of the next highest paid executive officers. As a result, the Governance and Compensation Committee chose to provide a greater portion of his overall compensation in the form of performance-dependent, long-term equity incentive compensation which both the Committee and Mr. Eisenberg believed would align his compensation with the company's growth and performance over the long-term. Mr. Eisenberg's base salary remained at $499,000 for 2008 and, as discussed above, it will not increase in 2009.

Chief Financial Officer: Thomas R. Moran joined us as our Chief Financial Officer in January 2007. Under his employment agreement, our Governance and Compensation Committee agreed to pay him a base salary of $290,000, which was increased to $300,000 in March 2007. Despite the company's financial performance for 2007, recognizing the key role Mr. Moran plays as our Chief Financial Officer, and influenced by other factors such as historic compensation, peer company data, internal equity, retention concerns and other relevant factors, the Committee approved an increase in Mr. Moran's base salary to $325,000 in March 2008. As discussed above, his base salary will not increase in 2009.

Other Named Executive Officers: Bruce Edwards, our Executive Vice President of our Stores and Port Supply Divisions, and Ronald Japinga, our Executive Vice President of Merchandising, each received an increase to their base salaries in May 2007 to $360,000 and $350,000, respectively. These increases were made to reflect their promotions to Executive Vice President status, to retain them in their respective key roles, and to recognize their overall contributions to the company. Their respective salaries remained at those amounts for 2008 and, as discussed above, there will be no increase in 2009. Our former Chief Accounting Officer, Peter Van Handel, was paid a base salary of $196,650 during 2008 (which remained unchanged from his last merit increase of 3.5% on February 2007 until his departure on April 11, 2008).

Annual Cash Incentive Compensation (Bonus). Our Governance and Compensation Committee historically has not used individual objectives in approving cash incentives (i.e., bonuses) for our Executives. Rather, as noted above, since a key objective of our compensation programs is to enhance stockholder value, our Governance and Compensation Committee evaluates incentive compensation to reward company-wide performance by linking cash bonus awards to a specific company financial performance target. In this way, our annual bonus program reinforces this pay-for-performance principle by aligning bonuses with broad-based financial performance. More specifically, 100% of the annual bonus compensation, if any, payable to our Executives depends on reaching pre-established company-wide financial objectives. Prior to the beginning of each year, our Executives propose key financial objectives for the year that are believed to be aggressive, but attainable, targets, and these targets are then evaluated and approved by the Board.

Under our annual bonus program, each Executive is given a target bonus equal to a fixed percentage of base salary. The target percentage ranges from 30% to 100% of base salary, with the percentage increasing based on job responsibility. The targets generally are reviewed annually by the Committee, and like base salaries, are based on job scope and responsibilities, and position within the company. Primary weight is given to the bonus percentages of peer companies, with the combination of base salaries and target bonuses compared to peer companies using the information compiled by our Vice President of Human Resources from peer company proxy statements and the Mercer/National Retail Federation Survey.

For 2008, Executive bonuses were tied to a single financial performance target set in conjunction with the 2008 annual budget process. In this way, in late 2007 when the 2008 budget and bonus plan were established, our Governance and Compensation Committee felt that the Executive bonus plan would be measurable and challenging, but attainable, given the tactical and strategic plan that was developed, capable of being integrated enterprise-wide and consistent with the company's overall performance goals. It was also believed that all support departments would work towards a common goal of overall profitability, enhancing sales and contribution while controlling expense in their individual areas of responsibility.

The following table quantifies the bonus performance target and the range of payouts expressed as a percentage of achievement depending on the actual pre-bonus, pre-tax profit (loss) realized for fiscal 2008 (with no cap established for the upside if the company's financial performance far exceeded the target goal):

Pre-Tax Profit (Loss) (See Note[1]) (in $ Millions)	Pre-Bonus, Pre-Tax Profit (Loss) (See Note[2] for definition) (in $ Millions)	% of Pre-Bonus, Pre-Tax Profit (Loss)Target	Bonus Payout (as % of Target Bonus)
Under 3.6	Under 6.0	-	None
3.6	6.0	77%	40%
5.0	7.8	100%	58%
7.6	12.0	153%	100%
10.1 or more	16.0 or more	204% or more	140% or more

[1] Pre-tax profit (loss) is defined as income (loss) before expenses related to the on-going SEC investigation and additional expenses associated with asset impairment and restructuring efforts. This information is shown for comparison purposes only and was not used to establish the bonus criteria.

[2] Pre-bonus, pre-tax profit (loss) is defined as income (loss) before taxes adjusted to exclude expenses related to the on-going SEC investigation, as well as bonus potential for bonus-eligible non-store associates and additional expenses associated with asset impairment and restructuring efforts, which were not contemplated until after the budget was set by our Executives.

For 2008, the target bonus for each Named Executive Officer and Mr. Van Handel, our former Chief Accounting Officer was as follows:

Named Executive Officer	Target Bonus (as % of base salary)
Geoffrey A. Eisenberg	100%
Thomas R. Moran	50%
Bruce Edwards	50%
Ron Japinga	50%
Peter Van Handel	30%

Our pre-bonus, pre-tax loss for 2008 was approximately $9.3 million (excluding additional expenses associated with asset impairment and restructuring efforts). As a result, we did not meet our minimum pre-bonus, pre-tax profit thresholds, and therefore, no bonuses were paid for 2008. Additionally, although our Committee has the authority to pay bonuses to our Executives at their discretion, again, based on the company's financial performance, none of our Executives received a discretionary bonus for 2008.

For 2009, our Chief Executive Officer and the Board again thought it important to tie our annual bonus program 100% to the company's pre-bonus, pre-tax profit (loss) (calculated as income (loss) before taxes adjusted to exclude expenses related to the on-going SEC investigation, gain (loss) from foreign currency translation and bonus potential for all bonus-eligible store, support and distribution center associates), except that the maximum bonus payout cannot exceed 140% of the target.

Given the continued softness in the economy and the pleasure boating segment, coupled with anticipated declining sales facing the company today, our Executives recommended, and our Governance and Compensation Committee approved, an overall compensation package that strikes an effective balance among rewarding talented individuals for achieving agreed-upon results, retaining our management team in anticipation of the company's long-term growth prospects, and stressing "pay-for-performance" to protect stockholder value. The Committee felt that bonuses play an important role in achieving this balance, including motivating associates to achieve particular goals (financial or otherwise), encouraging loyalty, and recruiting and retaining talented individuals who are essential to the long-term success of the company.

Our Governance and Compensation Committee, in consultation with our Executives, deliberated on whether or not to implement a compensation plan for 2009 that would pay a bonus to all bonus-eligible associates in a year with a projected net loss. The Committee, with the concurrence of the entire Board, decided that the achievement of improved target levels of financial performance (despite continued and anticipated decline in sales), as compared to 2008 and as reflected in the company's 2009 operating budget, would merit incentive compensation even though the company is budgeted to incur a net loss for the year. The reasons for this decision were:

- The bonus plan recommended by our Chief Executive Officer and approved by the Governance and Compensation Committee is simple, clear, and entirely performance-based.
- The plan is equitable in encompassing all management-level associates with only 11% of the total bonus potential allocated to our four Named Executive Officers and the remaining 89% being allocated to approximately 1,000 bonus-eligible associates.
- The Executive team included in the bonus plan designed and is implementing an operating plan for 2009 which reflects efforts to further restructure and right-size the company. Results consistent with the plan should be recognized and this Executive team rewarded for reaching the pre-bonus, pre-tax financial targets for 2009 and achieving results that will provide long-term benefits to the company.
- Successful implementation of the 2009 operating plan will be difficult in the current market and economic environment with continued pressures on demand, revenues, margins and costs.
- The 2009 bonus program will pay out only if planned and budgeted performance levels, as defined and presented in the table below, are achieved. Furthermore, at a $5.3 million budgeted level of pre-bonus, pre-tax loss, the plan will pay out only 50% of the potential bonus.
- As compared to 2008 actual results, the budgeted pre-bonus, pre-tax loss of $5.3 million in the 2009 plan represents a 19% reduction from the pre-bonus, pre-tax loss realized in 2008, despite anticipating a continued significant decline in sales from 2008. In addition, this budgeted level of performance will produce an approximately 63% higher level of operating cash flow in 2009 compared to 2008.
- Successful execution of the 2009 plan will lay a foundation for improvements in profit and stockholder value when the market and economy improves.
- Our Committee felt that a performance-based program was critical to retain a talented and motivated management team.

In consideration of all the factors discussed above, our Governance and Compensation Committee and the full Board decided that the long-term interests of the company and its stockholders are best served by the investment of less than 2% of the budgeted 2009 expenses and less than 0.9% of total 2009 revenues in a performance-based bonus program to motivate, retain and reward associates for achievement of certain challenging, but achievable, financial results.

The following table quantifies the bonus performance target and the range of payouts expressed as a percentage of achievement depending on the actual pre-bonus, pre-tax profit (loss) realized for fiscal 2009 (with the bonus payout capped at 140%):

Pre-Tax Profit (Loss) (See Note[1]) (in $ Millions)	Pre-Bonus, Pre-Tax Profit (Loss) (See Note[2] for definition) (in $ Millions)	Bonus Payout (as % of target bonus)
(10.0)	(10.0)	None
(10.0)	(8.0)	20%
(10.0)	(5.3)	50%
(8.5)	(2.1)	80%
(7.6)	0	100%
(3.8)	5.0	120%
0	10.0	140% (maximum)

[1] Pre-tax profit (loss) is defined as income (loss) before expenses related to the on-going SEC investigation and includes the gain (loss) from foreign currency translation assumed to be zero. This is information is shown for comparison purposes only and was not used to establish the bonus criteria.
[2]Pre-bonus, pre-tax profit (loss) is defined as income (loss) before taxes adjusted to exclude expenses related to the on-going SEC investigation and gain (loss) from foreign currency translation as well as bonus potential for all bonus-eligible store, support center and distribution center associates.

For 2009, the target bonus for each Named Executive Officer is as follows:

Named Executive Officer	Target Bonus (as % of base salary)
Geoffrey A. Eisenberg	100%
Thomas R. Moran	50%
Bruce Edwards	50%
Ron Japinga	50%

Long-Term Equity Incentive Compensation. Our Governance and Compensation Committee views long-term equity-based compensation as a critical component of the overall Executive compensation program. The principal objectives for long-term equity-based compensation are:

- to enhance the link among company performance, stockholder value and long-term incentive compensation,
- to encourage increased equity ownership by Executives,
- to encourage Executive retention through use of multiple-year vesting periods, and
- to provide competitive levels of total compensation to our Executives.

Toward these goals, our stockholder-approved equity compensation plan permits a variety of equity awards, and historically we have provided our Executives long-term incentives through awards of stock options. A stock option permits the Executive to buy our common stock at a specific price during a specific period of time. If the price of our common stock rises, the options increase in value.

Our Executives and other management-level associates generally receive stock option awards once per year (typically the first business day in June), and the amount of the award is determined by a schedule of awards for each job grade. From time to time our Governance and Compensation Committee retains a consultant to advise them on whether the company's long-term equity compensation practices are consistent with market trends. In 2007, the Committee engaged Compensation Venture Group to review our equity compensation practices and levels for Executive positions to determine appropriateness in relation to our peer companies. Compensation Venture Group's recommendation for stock option awards for our Executives was based on their review of proxy statement data from 16 specialty-retail companies that were of similar size to the company. In approving stock option grants to our Executives in 2008, the Committee determined that the Executives' overall were performing well in a challenging environment and, therefore, the Committee approved a fixed amount of stock option awards using the specific level of awards recommended by the Compensation Venture Group in 2007 as a baseline.

As indicated above, all stock options for Named Executive Officers are approved by our Governance and Compensation Committee. For other associates (including other Executives), the Committee approves a range of stock option awards available to be granted based on the associate's job grade. A committee comprised of our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources is then authorized to determine the number of stock options granted to these associates within the pre-approved range based on the associate's performance review score. Our Governance and Compensation Committee sets the exercise price of each stock option it awards at the average of the high and low price on the grant date set by the Committee. Under the Committee's formal policy for granting equity awards, regular, annual awards will be granted effective as of the first business day of June, awards to newly-hired associates will be granted effective as of the 10th business day of the calendar month following the associate's date of hire, and off-cycle grants (for example, due to promotion) will be granted effective as of the third business day following the release of quarterly earnings for the fiscal quarter in which the promotion was made. The policy for granting equity awards has been designed, in part, to avoid questions of whether the timing of the grants is affected by material non-public information.

For 2008, our Governance and Compensation Committee awarded to our Named Executive Officers the following stock options:

> *Chief Executive Officer:* Consistent with initial hire equity awards previously granted to associates at Mr. Eisenberg's level of responsibility, Mr. Eisenberg received an award of 400,000 stock options on January 15, 2008.
>
> *Chief Financial Officer:* Mr. Moran received an award of 58,361 stock options on June 2, 2008.
>
> *Other Named Executive Officers*: Messrs. Edwards and Japinga each received an award of stock options on June 2, 2008, for 58,361 shares.

The former Chief Accounting Officer, Peter Van Handel, did not receive any awards of stock options in 2008.

Stock options awarded to our Executives in 2008 vest over a three-year period at a rate of 33%, 33% and 34%, respectively and have a term of five years.

To better link the interests of management and stockholders, our Governance and Compensation Committee determined that our Executives at the senior vice president level and above should acquire and maintain a significant amount of company stock to ensure that their interests are aligned with those of the company's stockholders. The Committee also acknowledged that the acquisition of company equity should not represent a significant financial burden on these Executives. As a result, the Committee revised our stock ownership goals for these Executives to be effective on June 1, 2009 as follows: for our Chief Executive Officer, stock with a value of two times his base salary; for Messrs. Edwards and Japinga, as Executive Vice Presidents, stock with a value of one and one-half times their respective base salaries; and for Mr. Moran, as our Chief Financial Officer, and other senior vice presidents, stock with a value of one times their base salary. We also established guidelines for non-employee Director ownership of our stock with a value of three times their annual cash retainer (currently $16,000). In meeting their respective ownership goals, these Executives will be expected to retain: fifty (50%) of net value of exercised stock options (i.e., net of taxes); 75% of restricted stock awards (net of taxes); and 50% of shares purchased through the company's Associates Stock Buying Plan.

Perquisites and Personal Benefits. We provide our Executives with certain perquisites and other personal benefits that our Governance and Compensation Committee believes are reasonable and consistent with our overall executive compensation programs and philosophy. These benefits are provided in order to enable us to attract and retain these Executives. These perquisites and benefits provided to our Executives are reviewed by the Committee at least annually to determine if they are still reasonable and appropriate in our competitive environment.

In order to help protect an Executive's family in the event of death, we provided our Executives with additional term life insurance (over the amount generally provided to other management-level associates) ranging from $500,000 for assistant vice presidents to $1,500,000 for Mr. Eisenberg. Although historically we have provided to our Executives a reimbursement of up to $3,000 per year, in the aggregate, for wellness and financial planning assistance, for 2009, due to the economic challenges anticipated for the year, our Governance and Compensation Committee elected to suspend these above-referenced wellness and financial planning benefits, except in the case where an individual submitted receipts for reimbursement prior to the effective date of the suspension on January 23, 2009. We also pay our Executives a "gross-up" payment for the taxes on the income recognized as a result of the additional life insurance, wellness and financial planning benefits we provide. Additionally, on a case-by-case basis, we have paid sign-on bonuses to recruit certain Executives to our organization and have assisted certain Executives with relocations, including temporary housing allowances, transportation allowances and cost of living assistance for home purchases in the Monterey Bay area. These benefits generally are individually negotiated and reflected in the Executives' respective employment agreements, if any, and the Governance and Compensation Committee must review and approve the terms of these employment agreements for all Executives.

The aggregate value of the above-referenced perquisites and personal benefits received by our Named Executive Officers in 2008 was as follows:

Chief Executive Officer: $8,856 for Mr. Eisenberg.

Chief Financial Officer: $14,327 for Mr. Moran.

Other Named Executive Officers: $14,024 and $12,005, respectively, for Messrs. Edwards and Japinga.

Mr. Van Handel, our former Chief Accounting Officer, received perquisites and personal benefits of $1,091 during 2008.

Detail of these perquisites and other personal benefits received by our Named Executive Officers is included in the "Summary Compensation Table" below.

Our Executives also participate in other employee benefit plans available on a nondiscriminatory basis to other associates, including merchandise discounts, use of company-owned equipment (such as use of the company sailboat, kayaks and other equipment), cash out of up to 40 hours of accrued "paid time off" per year, a stock purchase plan and group health, life and disability coverage.

All associates, including our Executives, are permitted to participate in our 401(k) savings plan and may contribute, on a pre-tax basis, up to 5% of annual salary (up to a cap of $230,000 for 2008), for which we provide a 33% matching contribution. The maximum amount we would match for any participant in the plan for 2008 was $3,795 (i.e., $230,000 x 5% = 11,500 x 33% = $3,795). Additionally, our Executives and certain other management-level associates are offered participation in our deferred compensation plan, which permits the participants to defer the receipt of income to a future date (e.g., retirement). While we have the discretion to make matching and other contributions to the deferred compensation plan on behalf of participants, we have not made any. We do not provide any other type of retirement benefits to our Executives (i.e., there are no supplemental Executive retirement plans) because they are not typical in the retail industry and in our experience they have not been considered necessary to attract, retain or motivate key executives.

Severance and Change-in-Control Agreements. In addition to the compensation elements described above, we also provide some of our Executives with severance arrangements, which are described in more detail under the subheading "Other Post-Employment Payments" below. Severance packages are a common characteristic of compensation for key executive officers in the retail industry. They are intended to provide our Executives with a sense of security in making the commitment to dedicate their professional career to our success. Due to our size relative to other public companies, we believe that severance agreements are necessary to help us attract and retain necessary skilled and qualified Executives to continue to grow our business.

The severance and change-in-control agreements for Messrs. Eisenberg, Moran and Japinga were negotiated in arms-length discussions with our Chairman of the Board or our Chief Executive Officer, as applicable, with the advice and consent of our Governance and Compensation Committee. The amounts of these severance benefits were considered as part of the Named Executive Officers' overall compensation packages and were deemed to be within the range of reasonable severance or change-in-control benefits for executives, based upon the company's past practices. Only Mr. Eisenberg's agreement reflected severance benefits in the event of a change in control. Mr. Edwards' severance pay compensation was set by the company's former Chief Executive Officer, with the advice and consent of our Governance and Compensation Committee, at a time when the company was going through a transition in the senior management team, and all associates at the assistant vice president level or above were given a specific, formula-based severance benefit based on the current salary as follows:

Title	Severance
Assistant Vice Presidents and Regional Vice Presidents	6 months
Vice Presidents	9 months
Senior Vice Presidents	12 months

The purpose of this benefit was to keep the Executives focused on the company's overall business without being overly distracted by changes in the company's senior management.

Additionally, our Governance and Compensation Committee has set a policy that any new severance agreements contain a "mitigation" provision, whereby severance amounts (paid over the severance period rather than in a lump sum) would be reduced by the amount of compensation earned or paid to such former Executive either as a result of new employment or serving as an independent consultant, so that the company's only continuing obligation would be to pay any shortfall over the remaining severance period. In addition, certain other benefits (such as health benefits) also would be made available over the term of the severance period subject to termination in the event such benefits are made available by the Executive's subsequent employment.

In November 2008, the Governance and Compensation Committee recognized that Mr. Eisenberg could fully perform under his employment agreement, and yet potentially lose a significant portion of his stock options at the end of his employment term. Since Mr. Eisenberg's compensation is weighted more heavily to equity incentives, rather than cash, this potential result did not seem equitable. After considering various alternatives, the Committee approved an amendment to Mr. Eisenberg's employment agreement to provide that following the expiration of the agreement at the end of its three-year term, or if Mr. Eisenberg is terminated without cause, with respect to any stock options granted to him before his last day of employment with the company, he will have fully earned the right to retain such options, such options will become exercisable as of the date such options otherwise would have become vested (if his employment with the company had not terminated), and his right to exercise the vested stock options will extend for the remaining term of the options.

Governance and Compensation Committee Review of Total Compensation

We intend to continue our practice of compensating our Executives through programs that emphasize performance-based compensation in order to align management performance and stockholder interests. Our Governance and Compensation Committee reviewed each component of executive compensation for 2008, including salary, annual incentive awards, value of outstanding equity awards (vested and unvested), value of deferred compensation, perquisites and other benefits and believes that the compensation was reasonable in its totality. The Committee will continue to review total Executive compensation at least annually.

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to our Named Executive Officers unless certain requirements are met. Our compensation arrangements with our

Named Executive Officers did not exceed the limits on deductibility under Section 162(m) during our fiscal year ended January 3, 2009.

Governance and Compensation Committee Report on Executive Compensation

The Governance and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with West Marine's management, and based on the review and discussions, the Governance and Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into West Marine's annual report on Form 10-K for the fiscal year ended January 3, 2009.

April 2, 2009

Governance and Compensation Committee

Daniel J. Sweeney, Chairman
David McComas

The Governance and Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Named Executive Officers

Certain information regarding our Named Executive Officers who are not Directors is set forth below.

Tom Moran, 48, was hired as our Chief Financial Officer, Senior Vice President and Assistant Secretary, effective January 8, 2007. Previously, he served as the Chief Financial Officer of the Wearguard-Crest Division of ARAMARK Corporation, ARAMARK's work apparel and uniform division, from June 2004 until January 2007. Prior to joining ARAMARK, Mr. Moran was a Director of Finance of Limited Brands, Inc. from 2000 to 2004 and was the Director of Planning for CarMax Auto Superstores from 1995 to 2000. Mr. Moran and his wife enjoy California's year-round boating season and exploring the sights of the Monterey Bay area.

Bruce Edwards, 46, is our Executive Vice President of Stores and Port Supply, responsible for the sales and operations of our 343 stores and wholesale divisions. Mr. Edwards joined West Marine in December 1986, and prior to his promotion in June 2007, he has held the positions of Senior Vice President of Stores, Vice President of Retail Operations, Regional Manager, Director of Store Operations and District Manager for West Marine. Mr. Edwards has been actively involved in the marine industry for more than 20 years, and has been a life long boater, racing sailboats competitively for over 30 years.

Ron Japinga, 46, is our Executive Vice President of Merchandising. Prior to his promotion in June 2007, he had served as our Senior Vice President of Merchandising since February 2006. Previously, Mr. Japinga served as Vice President and Divisional Merchandise Manager of Kohl's Department Stores from 2002 until he joined West Marine in February 2006 and was Vice President and Planning Director at Kohl's from 2001 to 2002. Prior to joining Kohl's, he was Vice President/General Merchandise Manager and Director of Stores and Visual Merchandising for Duty Free Shops Group Limited from 2001 to 2006 and was Vice President/Divisional Merchandise Manager for Macy's Department Stores prior to 2001. Mr. Japinga has been an avid boater since his youth and enjoys taking his powerboat out on the weekends with his wife and children for fishing, waterskiing and basic pleasure boating.

Named Executive Officer Compensation

The following tables set forth certain information for fiscal year 2008 concerning the cash and non-cash compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to or paid to, our Named Executive Officers.

Summary Compensation Table

The following table sets forth certain information for fiscal year 2008 concerning the cash and non-cash compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to or paid to, our Named Executive Officers and one former executive officer.

Name and Principal Position	Year	Salary ($)(4)(5)	Bonus ($)(6)	Restricted Stock Awards ($)(7)	Option Awards ($)(8)	All Other Compensation ($)(10)	Total ($)
Geoffrey A. Eisenberg(1) Chief Executive Officer	2008 2007 2006	518,192 9,596	0 0	2,340 14,000(9)	246,158 12,240(9)	28,048 26,530(9)	794,738 62,366
Thomas R. Moran Chief Financial Officer	2008 2007 2006	332,692 279,923 0	0 0 0	0 0 0	139,614 69,263 0	14,327 96,130 0	486,633 445,316 0
Bruce Edwards Executive Vice President of Stores and Port Supply	2008 2007 2006	375,231 351,496 337,997	0 20,000 20,000	34,435 34,257 33,160	121,318 66,340 14,790	27,870 25,041 21,228	558,854 497,134 427,175
Ronald Japinga(2) Executive Vice President of Merchandising	2008 2007	363,462 328,846	0 0	0 0	192,422 137,397	12,005 74,549	567,889 540,792
Peter Van Handel(3) Former Chief Accounting Officer	2008 2007 2006	64,289 195,371 184,616	0 0 5,700	0 1,658 1,658	0 23,930 6,227	245,038 11,287 9,760	309,327 232,246 207,961

(1) Mr. Eisenberg became the President and Chief Executive Officer effective on December 10, 2007 and is to be paid a base salary of $499,000. Prior to this appointment, Mr. Eisenberg was a non-executive Board member and received standard compensation as a member of the Board during 2007.

(2) Mr. Japinga was promoted to an executive officer position in June 2007.

(3) Mr. Van Handel left West Marine in April 2008. For more information regarding the severance paid to Mr. Van Handel see "Other Post-Employment Payments" below.

(4) Base salary typically is paid on a 26 pay period cycle, however in 2008, there were 27 pay periods.

(5) Includes any employee contributions to the 401(k) and non-qualified deferred compensation plans.

(6) Includes a discretionary bonus paid to Mr. Edwards of $20,000 in 2007 for fiscal year 2006 performance and a $20,000 bonus paid to him in 2007 for his promotion to executive vice president.

(7) Reflects restricted stock awards granted prior to 2006 for which restrictions lapsed in 2006, 2007 and 2008. For a description of the methodology and assumptions used to determine the amounts recognized in West Marine's fiscal year 2008 financial statements pursuant to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS 123R") and reported in the table, see Note 2 to West Marine's consolidated financial statements filed with its Form 10-K for the fiscal year ended January 3, 2009 (the "2008 Financial Statements").

(8) Reflects the amount recognized for financial statement reporting purposes for the fiscal years ended January 3, 2009 and December 29, 2007. For a description of the methodology and assumptions used to determine the amounts recognized in the 2008 Financial Statements pursuant to SFAS 123R, see Note 2 to the 2008 Financial Statements.

(9) Mr. Eisenberg was a non-executive Director and received standard compensation as a member of the Board during 2007. Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 29, 2007 in accordance with SFAS 123(R). For a description of the methodology and assumptions used to determine the amounts recognized in the 2007 financial statements pursuant to SFAS 123R, see Note 4 to the 2007 financial statements.

(10) The amounts reported as All Other Compensation for 2008 consist of the following:

	401(k) Plan Matching	Life Insurance Premiums	Wellness Benefits & Financial Planning	Life Insurance, Wellness Benefit, Financial Planning & Executive Relocation Tax Gross-Up	Payout of Accrued Paid-Time-Off	Severance Payments	Deferred Compensation Paid Out
Geoffrey A. Eisenberg	$ 3,795	$ 3,509	$ 0	$ 1,552	$ 19,192	$ 0	$ 0
Thomas R. Moran	3,795	4,139	3,057	3,336	0	0	0
Bruce Edwards	3,795	1,769	5,000	3,460	13,846	0	0
Ronald Japinga	3,776	2,649	3,000	2,580	0	0	0
Peter Van Handel	998	93	0	0	3,954	136,142	103,851

Pursuant to his employment agreement entered into on December 10, 2007, Mr. Eisenberg is entitled to receive an annual salary of $499,000, with increases possible following each annual review in accordance with company guidelines for pay increases. Mr. Eisenberg also is eligible annually to receive a bonus with a target amount equal to 100% of his annual salary; the bonus will be increased or decreased depending upon whether the company achieves its financial targets for the 2009 year. Additionally, based upon the actions of our Governance and Compensation Committee taken on December 10, 2007, in accordance with the company's equity award grant policy, on January 15, 2008 (i.e., the 10th business day of the calendar month following his appointment), Mr. Eisenberg was awarded options to purchase 400,000 shares of the company's stock, with a term of five years and vesting over a three-year period. In addition, for calendar years 2009 and 2010, provided he remains employed as our Chief Executive Officer and certain predetermined performance goals have been met, Mr. Eisenberg will receive an award of options to purchase an additional 50,000 shares of the company's stock. Pursuant to an amendment to Mr. Eisenberg's employment agreement, following the expiration of the agreement at the end of its three-year term, or if Mr. Eisenberg is terminated without cause, with respect to any stock options granted to him before his last day of employment with the company, he will have fully earned the right to retain such options, such options will become exercisable as of the date such options otherwise would have become vested (if his employment with the company had not terminated), and his right to exercise the vested stock options will extend for the remaining term of the option. For more information about Mr. Eisenberg's employment agreement, see "Other Post-Employment Payments" below.

Messrs. Moran, Japinga and Edwards each have a termination agreement described below. Additionally, Mr. Van Handel's termination agreement provided for certain severance payments and benefits. For more information about these severance benefits, see "Other Post-Employment Payments" below.

Grants of Plan-Based Awards in 2008

West Marine provides long-term incentives to the Named Executive Officers through awards under our Equity Incentive Plan. The Equity Incentive Plan provides for various forms of equity-based incentive compensation with respect to our common stock, including stock options, stock appreciation rights, stock bonuses, restricted stock awards and performance units and awards consisting of combinations of such incentives.

The following table sets forth information regarding stock options and restricted stock awards granted under our Equity Incentive Plan to our Named Executive Officers during fiscal year 2008.

Name	Grant Date	Date Approved[1]	Awards of Stock Options Under Equity Incentive Plan (#Sh)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Geoffrey A. Eisenberg	January 15, 2008	December 10, 2007	400,000[3]	6.46	860,000
Thomas R. Moran	June 2, 2008	May 20, 2008	58,361	4.50	95,712
Bruce Edwards	June 2, 2008	May 20, 2008	58,361	4.50	95,712
Ronald Japinga	June 2, 2008	May 20, 2008	58,361	4.50	95,712

(1) The Governance and Compensation Committee met and approved the awards on May 20, 2008, but these awards were made effective as of June 2, 2008 with an exercise price as of the effective date. Pursuant to his December 10, 2007 employment agreement, Mr. Eisenberg received an initial hire grant of 400,000 options, but the options were made effective as of January 15, 2008 with an exercise price as of the effective date.

(2) Represents the grant date fair market value of the stock option grant, as determined under SFAS 123R. For a description of the methodology and assumptions used to determine the grant date fair market value pursuant to SFAS 123R, see Note 2 to the 2008 Financial Statements.

(3) Mr. Eisenberg received an initial hire equity award of 400,000 stock options on January 15, 2008.

Mr. Van Handel did not receive any stock option grants in 2008 and outstanding stock options ceased vesting as of April 11, 2008.

No Named Executive Officer received a grant of restricted stock in 2006, 2007 or 2008, other than Mr. Eisenberg in his prior role as a Director. All stock options granted in fiscal year 2008 become vested in three equal installments of 33%, 33% and 34%, respectively, of the total award, vesting on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the executive officer's employment terminates earlier, then except as described below, the stock options will lapse (and become nonexercisable) immediately upon such event. Notwithstanding the foregoing, if Mr. Eisenberg's employment is terminated without cause, or if he is constructively terminated prior to December 10, 2010, or he resigns his employment within six months following a change in control of West Marine, or his employment agreement expires at the end of its three-year term, then Mr. Eisenberg will nonetheless continue to vest in any outstanding stock options and will be able to exercise such stock options for the balance of the remaining term of the option.

Under their respective termination agreements, Messrs. Edwards and Japinga each have the right for a period of 15 months to continue to exercise any stock options which were vested on the date of the adverse job change. Under his agreement, Mr. Moran has a right for a period of 90 days following termination to exercise any stock options which were vested on that date. Under his termination agreement, Mr. Van Handel has the right through April 11, 2009 to exercise any stock options which were vested as of his termination date of April 11, 2008.

Except for the extension of the vesting and exercise period of Mr. Eisenberg's options in the event of his termination without cause or the expiration of his employment agreement at the end of its three-year term as described above, West Marine made no material modifications to any outstanding equity-based awards during the last fiscal year (e.g., repricing, extension of exercise periods, change of vesting or forfeiture conditions, or change or elimination of applicable performance criteria).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and restricted stock awards held by the Named Executive Officers and Mr. Van Handel and outstanding as of January 3, 2009.

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Geoffrey A. Eisenberg[(1)]	0	400,000[(2)]	6.4600	January 15, 2013	--	--
	3,000	--	13.5900	May 10, 2012		
	3,000	--	14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
	7,500		8.1250	July 27, 2010		
Thomas R. Moran	0	58,361[(2)]	4.5000	June 2, 2013	--	--
	8,250	16,750[(2)]	14.8800	June 1, 2012	--	--
	16,500	33,500[(3)]	16.7200	March 8, 2012	--	--
Bruce Edwards	0	58,361[(2)]	4.5000	June 2, 2013	--	--
	13,200	26,800[(2)]	14.8800	June 1, 2012	--	--
	11,400	11,400[(3)]	14.7000	June 1, 2011	--	--
	32,000		16.5800	June 1, 2012	2,000[(4)]	9,120
	19,000		29.7000	February 27, 2014		
	19,000		16.1100	March 28, 2013		
	15,600		17.3030	February 12, 2012		
	5,120		4.3750	January 19, 2011		
	4,000		8.4688	March 2, 2010		
Ronald Japinga	0	58,361[(2)]	4.5000	June 2, 2013	--	--
	13,200	26,800[(2)]	14.8800	June 1, 2012	--	--
	25,000	25,000[(3)]	15.1150	March 31, 2011		
Peter Van Handel	0	12,000[(5)]	14.8800	June 1, 2012[(6)]	--	--
	2,400	7,200[(5)]	14.7000	June 1, 2011[(6)]		
	3,000		16.5800	June 1, 2012[(6)]	200[(5)]	912
	4,000		29.7000	February 27, 2014[(6)]		
	2,400		15.5400	April 22, 2013[(6)]		
	3,840		16.1100	March 28, 2013[(6)]		
	336		17.3030	February 12, 2012[(6)]		
	120		4.3750	January 19, 2011[(6)]		

(1) All stock options reported in this table for Mr. Eisenberg were awarded to him as a non-executive member of the Board, except the grant awarded on January 15, 2008.

(2) All stock options granted after fiscal year 2006 vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the Named Executive Officer's employment terminates earlier, then the stock options will lapse (and become unexercisable) immediately upon such event, except that, under the terms of Mr. Eisenberg's employment agreement dated December 10, 2007, as amended as of November 7, 2008, Mr. Eisenberg will continue to vest in any outstanding stock options and will be able to exercise such stock options for the balance of the remaining term of the option.

(3) All stock options granted in fiscal year 2006 vest in four equal installments of 25% on the anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, provided that if the Named Executive Officer's employment terminates earlier, then, except as described above, the stock options will lapse (and become unexercisable) immediately upon such event.

(4) Grant made in 2005 that vests in four equal installments of 25% on each anniversary date of the grant.

(5) Unvested stock options and unvested restricted stock were forfeited upon Mr. Van Handel's departure on April 11, 2008.

(6) Mr. Van Handel has the right through April 11, 2009 to exercise these options under his separation agreement and, if not exercised, all such options will be forfeited.

Option Exercises and Restricted Stock Vested

The following table sets forth information related to the exercise of stock options and the vesting of restricted stock during fiscal year 2008.

	Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Geoffrey A. Eisenberg[1]	--	--	441	1,998[4]
Thomas R. Moran	--	--	--	--
Bruce Edwards[2]	--	--	2,000	9,000[5]
Ronald Japinga	--	--	--	--
Peter Van Handel[3]	--	--	--	--

(1) Mr. Eisenberg, as a non-executive member of the Board, was awarded 441 restricted shares on May 10, 2007. This award fully vested on May 10, 2008.

(2) Mr. Edwards was awarded 8,000 restricted shares on June 1, 2005 with vesting to occur in four equal installments, on each anniversary of the grant date, from June 1, 2006 through June 1, 2009.

(3) Mr. Van Handel was awarded 400 restricted shares on June 1, 2005 with vesting to occur in four equal installments, on each anniversary of the grant date, from June 1, 2006 through June 1, 2009. Vesting ceased upon Mr. Van Handel's departure on April 11, 2008, and the remaining unvested shares were forfeited.

(4) Based on a price per share of $4.53 which was the closing share price of West Marine's common stock on the NASDAQ Global Market on May 9, 2008, the last trading day before the stock vested.

(5) Based on a price per share of $4.50 which was the closing share price of West Marine's common stock on the NASDAQ Global Market on May 30, 2008, the last trading day before the stock vested.

Nonqualified Deferred Compensation

The following table sets forth information regarding deferrals, earnings and distributions under the West Marine Deferred Compensation Plan for fiscal year 2008 and the deferred compensation account balance as of fiscal year end:

Name	Executive contributions in last fiscal year ($)[2]	Registrant contributions in last fiscal year ($)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawls/ distributions ($)	Aggregate balance at January 3, 2009 ($)
Geoff Eisenberg	--	--	--	--	--
Thomas R. Moran	--	--	--	--	--
Bruce Edwards	9,972	--	669	--	125,849
Ronald Japinga	--	--	--	--	--
Peter Van Handel[1]	--	--	(16,850)	(103,851)	--

(1) Mr. Van Handel left West Marine in April 2008.
(2) These amounts also are reported in the Salary and Bonus columns of the Summary Compensation Table.

Eligible associates may defer the receipt of up to 50% of base salary and up to 100% of bonus and other cash incentive compensation under our deferred compensation plan.. West Marine may elect to make matching contributions or other discretionary contributions to the deferred compensation plan but has not done so to date. Amounts deferred under the plan are credited with earnings at market rates, based upon the participant's choice of investments. The participant may elect to change an investment choice at any time. In 2008, the reference funds for the investments earned the following rates of return:

West Marine, Inc. Deferred Compensation Plan – 2008 Annual Returns	
BlackRock Money Market	2.85%
Western Asset U.S. Government	-0.21%
Clarion Global Real Estate	-41.56%
Legg Mason Equity Index	-37.34%
Dreyfus Developing Leaders	-37.59%
T. Rowe Price Large Cap Growth	-42.00%
MFS Total Return	-22.31%
Janus Aspen Worldwide Growth	-44.81%
Harris Oakmark International	-40.72%
BlackRock Aggressive Growth	-45.74%
Russell 2000 Index Portfolio	-33.45%
Legg Mason Social Awareness	-25.20%

Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant's termination of employment or in the event the participant suffers a financial hardship, provided that, for payments made upon a participant's termination of employment, individuals who are designated as "specified employees" under Section 409A of the Internal Revenue Code generally may not receive payments from the deferred compensation plan for at least six months following such termination from employment.

Other Post-Employment Payments

The following tables summarize the compensation and benefits each Named Executive Officer would have been entitled to receive under his employment or severance agreements and the terms of the perquisites if his employment with West Marine had terminated as of January 3, 2009 or did receive upon termination of employment. The tables do not include amounts payable under the deferred compensation plan, the 401(k) plan or the employee benefit plans in which associates are eligible to participate on a non-discriminatory basis (e.g., stock purchase plan, group health, group term life, accidental death and disability and long-term disability).

Mr. Eisenberg:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [(1)]	--	$499,000	--	$499,000	$124,750
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	12,111	--	12,111	--
Life insurance proceeds	--	--	--	--	1,500,000
Accrued vacation pay	$15,354	15,354	$15,354	15,354	15,354
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$15,354	$526,465	$15,354	$526,465	$1,640,104

(1) Severance is paid in substantially equal amounts over 12 months, except that, under the terms of his employment agreement in the event salary continuation exceeds the limit under Section 409A of the Internal Revenue Code then salary continuation will be paid up to the limit and remaining salary continuation payments will be made following a six-month suspension of such payments.

Mr. Moran:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [(1)]	--	$325,000	--	--	--
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	--	--	--	--
Life insurance proceeds	--	--	--	--	$750,000
Accrued vacation pay	$23,800	23,800	$23,800	$23,800	23,800
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$23,800	$348,800	$23,800	$23,800	$773,800

(1) Severance is paid in substantially equal amounts over 12 months.

Mr. Edwards:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	--	$360,000	--	--	--
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	7,044	--	--	--
Life insurance proceeds	--	--	--	--	$1,000,000
Accrued vacation pay	$37,679	37,679	$37,679	$37,679	37,679
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$37,679	$404,723	$37,679	$37,679	$1,037,679

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Japinga:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	--	$350,000	--	--	--
Short-term incentive (100% of base salary)	--	--	--	--	--
Stock option vesting	--	--	--	--	--
Restricted stock vesting	--	--	--	--	--
Benefits and Perquisites:					
Post-termination health care	--	9,917	--	--	--
Life insurance proceeds	--	--	--	--	$1,000,000
Accrued vacation pay	$22,508	22,508	$22,508	$22,508	22,508
Other perquisites	--	--	--	--	--
Tax gross-up	--	--	--	--	--
Total:	$22,508	$382,425	$22,508	$22,508	$1,022,508

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Van Handel: The following table sets forth the benefits and payments made to Mr. Van Handel as a result of his involuntary termination of employment as of April 11, 2008.

Executive Benefit and Payments Upon Termination	Involuntary (Not for Cause or Constructive) Termination
Compensation:	
Base Salary [(1)]	$136,142
Short-term incentive (100% of base salary)	--
Stock option vesting	--
Restricted stock vesting	--
Benefits and Perquisites:	
Post-termination health care	4,103
Life insurance proceeds	--
Accrued vacation pay	3,954
Other perquisites	--
Tax gross-up	--
Total:	$144,199

(1) Severance was paid in substantially equal amounts over nine months. Base salary typically is paid on a 26 pay period cycle, however in 2008, there were 27 pay periods.

West Marine has agreed to pay Mr. Eisenberg severance benefits in the event his employment is involuntarily terminated. If Mr. Eisenberg's employment is terminated without cause, or if he is constructively terminated prior to December 10, 2010 or he resigns within six months following a change in control of West Marine, then he will be entitled to receive a severance payment equal to 12 months of his base salary, to receive a pro-rated bonus for the year in which his employment is terminated, and to have the company continue to pay the premiums to continue Mr. Eisenberg's health insurance coverage under COBRA for a period of 12 months or until he becomes eligible for coverage under another employer's group health insurance plan, whichever is a shorter period of time. Under the terms of his employment agreement, however, if his salary continuation exceeds the limit under Section 409A of the Internal Revenue Code, then his salary continuation will be paid up to such limit with the balance paid following a six-month suspension.

Following the expiration of his employment agreement at the end of its three-year term, or if Mr. Eisenberg is terminated without cause, with respect to any stock options granted to him before his last day of employment with West Marine, he will have fully earned the right to retain such options, such options will become exercisable as of the date such options otherwise would have become vested (if his employment with the company had not terminated), and his right to exercise the vested stock options will extend for the remaining term of the option. Additionally, if West Marine experiences a change of control during the term of Mr. Eisenberg's employment as Chief Executive Officer, all of his outstanding unvested stock options will become fully-vested and exercisable immediately prior to consummation of the change of control. A "change of control" means any transaction or series of related transactions that results in the direct or indirect transfer to one or more persons or entities of more than 50% of the aggregate voting power of all classes of equity securities of West Marine, except if such person or entity is (a) a subsidiary or parent of West Marine; (b) West Marine's equity-based incentive compensation plan; (c) an entity formed to hold West Marine's common equity securities, provided the owners of such entity, on the date such entity became the holder of West Marine's common equity securities, are comprised of substantially all of the equity owners of West Marine immediately prior to that date; or (d) Mr. Repass or an entity controlled by Mr. Repass' family.

Per the terms of his employment agreement dated December 8, 2006, as amended on September 27, 2007, West Marine has agreed to pay Mr. Moran severance benefits in the event his employment is terminated without cause or if his employment is constructively terminated. In such event, in addition to accrued wages (such as base salary and accrued paid time off through the date of termination), he will be entitled to severance pay equal to 12 months of his base salary, payable over the twelve month period following the date of termination, and if the termination occurs during the second half of West Marine's fiscal year, a pro-rated bonus for the year in which his employment is terminated. No severance benefits are payable if Mr. Moran's employment is terminated voluntarily, as a result of his death or disability, or if West Marine terminates his employment for cause. Additionally, Mr. Moran's agreement, as amended, contains a "mitigation" provision, whereby severance amounts will be reduced by the amount of compensation earned or paid to him either as a result of new employment or serving as an independent consultant, and health benefits also would be terminated in the event such benefits are made available by his subsequent employment. Mr. Moran will be able to continue to exercise for a period of ninety days any stock options which were vested on the date of his termination.

In September 2004, West Marine entered into an executive termination and compensation agreement with Mr. Edwards that provides Mr. Edwards with special rights if he is subjected to an adverse job change for reasons other than cause, death or disability. An adverse job change consists of a substantial reduction in Mr. Edwards' job responsibilities, title, position or full-time employment. Under the agreement, if the adverse job change occurred in the second half of the West Marine's fiscal year, Mr. Edwards will be entitled to a prorated bonus for the year that included the adverse job change. In addition, for a period of one year following an adverse job change, Mr. Edwards will be entitled to receive his base salary and group health insurance benefits, and he will be able to continue to exercise any stock options which were vested on the date of the adverse job change for a period of 15 months following the date thereof.

In February 2006, West Marine entered into an executive termination and compensation agreement with Mr. Japinga that provides Mr. Japinga with severance benefits if his employment is terminated for reasons other than cause, death or disability. Under the agreement, Mr. Japinga receive his base salary for twelve months, and if the termination occurs in the second half of the West Marine's fiscal year, Mr. Japinga will be entitled to a prorated bonus for the year in which the termination occurs. In addition, for a period of one year following such termination, Mr. Japinga will be entitled to receive group health insurance benefits for 12 months (unless he obtains alternate employment that provides for health benefits) and will be able to continue to exercise any stock options which were vested on the date of termination for a period of 15 months following the date thereof.

Mr. Van Handel, our former Chief Accounting Officer, left West Marine effective as of April 11, 2008. Pursuant to his executive termination compensation agreement dated April 2, 2007, Mr. Van Handel received his base salary through January 11, 2009 paid at our regularly scheduled pay days and may continue to participate in our group health benefits for such nine-month period, subject to the same contribution level he was required to contribute for the level of coverage chosen prior to leaving the company. In accordance with his agreement and in exchange for such severance, Mr. Van Handel was required to execute a general release of the company and agreed to be available and serve as a consultant to the company for transition purposes. As of April 11, 2008, any unvested stock options held by Mr. Van Handel had been forfeited, and he has until April 11, 2009 to exercise his vested stock options.

Director Compensation

The following table sets forth certain information for fiscal year 2008, concerning the cash and non-cash compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to or paid to, Mr. Repass and Directors who are not employees of West Marine.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Randolph K. Repass[1]	17,409	0	0	0	17,409
David McComas	33,500	18,620	0	0	52,120
Alice Richter	41,000	18,620	0	0	59,620
Peter Roy	36,000	18,620	0	0	54,620
Daniel J. Sweeney, Ph.D.	39,000	14,000	4,650	0	57,650
William U. Westerfield	41,000	14,000	4,650	0	59,650

(1) Mr. Repass, had a base salary in fiscal year 2008 of $100,000, however, effective in March 2008, Mr. Repass agreed to forego the remainder of his $100,000 base salary for the balance of fiscal year 2008 and to not receive any base salary in fiscal year 2009. This amount represents the amount paid to Mr. Repass in 2008 prior to the effective date of the suspension, of which $5,500 was donated by Mr. Repass to a charitable organization and the balance used to cover his share of health and dental benefit contributions and taxes incurred through March 2008.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended January 3, 2009 in accordance with SFAS 123(R). For a description of the methodology and assumptions used to determine the amounts recognized in the 2008 Financial Statements pursuant to SFAS 123R, see Note 2 to the 2008 Financial Statements.

(3) Reflects reimbursement for continuing education courses (which was suspended in 2008 and 2009). Does not reflect value of benefits available on a nondiscriminatory basis to associates (e.g., health insurance and store discounts) or any reimbursements for travel or other out-of-pocket expenses reimbursed for travel to meetings or other matters incidental to their service as a West Marine Director.

The following table sets forth information regarding stock options and restricted stock awards held by West Marine Directors other than Geoff Eisenberg and outstanding as of January 3, 2009:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Nonexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)
Randolph K. Repass	--	--	--	--	--	--
David McComas	--	--	--	--	2,298	10,479
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
	2,000		8.6250	May 10, 2010		
	9,302		10.7500	May 5, 2009		
Alice Richter	--	--	--	--	2,298	10,479
Peter Roy	--	--	--	--	2,298	10,479
	3,000		14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2012		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
Daniel J. Sweeney, Ph.D.	3,000	--	4.6200	May 21, 2013	1,298	5,919
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
William U. Westerfield	3,000	--	4.6200	May 21, 2013	1,298	5,919
	3,000		13.5900	May 10, 2012		
	3,000		14.6100	May 4, 2011		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		

Non-employee Directors are paid Director fees of:

- $2,000 for each Board meeting attended, payable on the meeting date;
- $16,000 as an annual cash retainer, payable quarterly; and
- $8,000 in the form of West Marine common stock and $6,000 of restricted stock granted under the Equity Incentive Plan, payable as of each annual meeting of stockholders. The $6,000 of restricted stock vests one year after the date it is granted.

In addition, following each annual meeting of stockholders, each non-employee Director, if nominated for re-election and so elected by stockholders, receives a grant of, at their election, either an option exercisable for 3,000 shares of common stock or 1,000 shares of restricted stock. However, following the first annual meeting at which a Director is nominated for election and so elected by stockholders, such a Director instead receives a grant of, at their election, either an option exercisable for 4,500 shares of common stock or an award of 1,500 shares of restricted stock. No nominees for the 2009 Annual Meeting are eligible for this enhanced grant. The options are granted with an exercise price equal to the fair market value of West Marine's common stock on the grant date, and the options will become exercisable six months following the date of the award. All restricted shares vest one year after the grant date. The Board generally expects that Directors will hold the shares received as restricted stock grants until such time as they leave the West Marine Board of Directors.

Ms. Richter, the Audit Committee Chair and designated as one of two audit committee financial experts under Securities and Exchange Commission rules, will continue to receive an additional annual retainer of $17,000, and Mr. Westerfield, the other Audit Committee member whom the Board also has designated as an audit committee financial expert, also will continue to receive an additional annual retainer of $17,000. The remaining member of the Audit Committee, Mr. Roy, will continue to receive an additional annual retainer of $12,000. The chairman of the Governance and Compensation Committee will continue to receive an additional annual retainer of $15,000, and each other member of the Governance and Compensation Committee will continue receive an additional annual retainer of $9,500.

All non-employee Directors will continue to be reimbursed for travel and other out-of-pocket expenses incurred by them that are incidental to their service on the Board of Directors. In addition, all Directors will be reimbursed for Board continuing education course fees up to $5,000 per annum, provided that such courses are accredited by Risk Metrics Group (formerly Institutional Shareholder Services). Due to economic challenges, based on our Chief Executive Officer's recommendation, our Governance and Compensation Committee suspended this reimbursement for 2008 and 2009.

Directors who are associates of West Marine do not receive any compensation for serving on the Board of Directors.

The Chairman of the Board of Directors of West Marine, Randolph K. Repass, had a base salary in fiscal year 2008 of $100,000. However, effective in March 2008, Mr. Repass agreed to forego the remainder of his $100,000 base salary in fiscal year 2008 and not to receive any base salary in fiscal year 2009. Of the $17,409 salary received by Mr. Repass in 2008 prior to the suspension, Mr. Repass donated $5,500 to Earthshare, a charitable organization supporting a healthy and sustainable environment, and the balance was used to cover his share of health and dental benefit contributions and taxes incurred through March 2008. Mr. Repass currently beneficially owns 7,292,951 shares or approximately 34.5% of the outstanding common stock. In 2007, Mr. Repass established the Randolph K. Repass Retained Annuity Trust No.1, a Grantor Retained Annuity Trust established under Section 2702 of the Internal Revenue Code, in which Mr. Repass retains a limited pecuniary interest. Neither he, his wife nor any other member of his family retains or shares investment or voting control over the shares held in such trust. Mr. Repass has not been granted any stock options since West Marine's initial public offering in 1993 and receives no bonus.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about West Marine's equity compensation plans as of January 3, 2009. All outstanding awards relate to West Marine's common stock.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**Weighted-average exercise price of outstanding options, warrants and rights ($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)**
Equity compensation plans/arrangements approved by securityholders	3,731,583 (1)	$13.89 (1)	681,023 (2)
Equity compensation plans/arrangements not approved by securityholders	- 0 -	- 0 -	- 0 -

(1) Pertains to stock options outstanding under the Equity Incentive Plan. Does not include 19,805 shares of restricted stock issued under the Equity Incentive Plan. Also does not include purchase rights accruing under the Associates Stock Buying Plan as the number of shares issuable and the exercise price under that plan will not be determinable until the end of the current offering period, April 30, 2009.

(2) Includes 681,023 shares of common stock reserved for future issuance under the Equity Incentive Plan. Does not include 154,579 shares of common stock currently reserved for issuance under the Associates Stock Buying Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table indicates, as to (i) each person who is known to own beneficially 5% or more of the outstanding shares of our common stock, (ii) each Director and Director nominee, (iii) each Named Executive Officer and (iv) all Directors and executive officers at January 3, 2009 as a group, the number of shares and percentage of common stock beneficially owned as of March 23, 2009. As of the close of business on March 23, 2009, there were outstanding 22,115,373 shares of common stock of West Marine.

	Common Stock Beneficially Owned as of March 23, 2009(1)	
Beneficial Owner	**Number of Shares**	**Percent**
Randolph K. Repass	7,292,951 (2)	34.5%
Geoffrey A. Eisenberg	885,799 (3)	4.2%
Thomas R. Moran	133,361 (4)	*
Bruce Edwards	223,885 (4)	*
Ronald Japinga	154,587 (4)	*
David McComas	41,654 (5)	*
Alice M. Richter	11,950 (5)	*
Peter Roy	43,972 (5)	*
Daniel J. Sweeney	20,172 (5)	*
William U. Westerfield	22,972(5)	*
All Directors and executive officers as a group (10 persons)	8,831,303(6)	41.8%
Peter Van Handel	16,401(7)	*
Franklin Resources, Inc.	4,662,846 (8)	22.1%
Dimensional Fund Advisors, LP	1,572,833 (9)	7.4%
Royce Associates, LLC	1,493,948 (10)	7.1%
Mackenzie Financial Corporation	1,109,128 (11)	5.3%

* Less than one percent.

(1) Except as otherwise noted, each person has sole voting and investment power over the common stock shown as beneficially owned, subject to community property laws where applicable.

(2) The address of Mr. Repass is 500 Westridge Drive, Watsonville, California 95076-4100. Includes 254,600 shares held by Mr. Repass' wife, 26,700 shares held by Mr. Repass' minor son, 14,000 shares held in trust for the benefit of Mr. Repass' grandchildren and 185,900 shares held by the Repass-Rodgers Family Foundation Inc. Mr. Repass has sole voting and dispositive power with respect to 7,038,351 shares and is deemed to have shared voting and dispositive power with respect to 254,600 shares. Mr. Repass disclaims beneficial ownership of all shares attributed to his spouse and all shares held by the Repass-Rodgers Family Foundation. The beneficial ownership reported does not include 16,562 shares held by the Randolph K. Repass Retained Annuity Trust No. 1. Although Mr. Repass retains a limited pecuniary interest in these shares, neither Mr. Repass, his wife nor any other member of his family retains or shares investment or voting control over the shares.

(3) Includes stock options exercisable within 60 days to purchase 424,500 shares. Also includes 10,640 shares held by Mr. Eisenberg's children.

(4) Includes stock options exercisable within 60 days to purchase shares as follows: Thomas R. Moran, 133,361 shares; Bruce Edwards, 215,881; and Ronald Japinga, 148,361 shares. Includes restricted stock granted in 2005 that vest in four equal installments of 25% on each anniversary date of the grant as follows: Bruce Edwards, 2,000 shares.

(5) Includes stock options exercisable within 60 days to purchase shares as follows: David McComas, 22,302 shares; Alice M. Richter, 0 shares; Peter Roy, 14,000 shares; Daniel J. Sweeney, 11,000 shares; and William Westerfield, 15,000 shares. Includes restricted stock that vest on May 21, 2009 as follows: David McComas, 2,298 shares; Alice M. Richter, 2,298 shares; Peter Roy, 2,298 shares; Daniel J. Sweeney, 1,298 shares; and William Westerfield, 1,298 shares.

(6) Includes stock options exercisable within 60 days to purchase 984,405 shares.

(7) Includes stock options exercisable until April 11, 2009 to purchase 16,096 shares.

(8) The information contained in the table and this footnote with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G/A filed February 9, 2009 reporting beneficial ownership as of December 31, 2008 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Templeton Investments Corp. and Franklin Advisory Services, LLC to the effect that (a) each (directly or indirectly) has dispositive and voting power over all these shares and (b) these shares are held by investment companies or other managed accounts which are advised by subsidiaries of Franklin Resources, Inc. pursuant to investment management contracts which grant to such subsidiaries all investment and voting power over these shares. The business address for Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, California 94403-1906. The business address for Franklin Templeton Investments Corp. is 200 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 3T4 and the business address for Franklin Advisory Services, LLC is One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024-2938.

(9) The information contained in the table and this footnote with respect to Dimensional Fund Advisors LP is based solely on a statement on Schedule 13G/A filed February 9, 2009 reporting beneficial ownership as of December 31, 2008 by Dimensional Fund Advisors LP to the effect that (a) it has sole dispositive power over all of these shares and (b) it has sole voting power over 1,540,036 of these shares. The business address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(10) The information contained in the table and this footnote with respect to Royce & Associates, LLC is based solely on a statement on Schedule 13G/A filed January 30, 2009 reporting beneficial ownership as of December 31, 2008 by Royce & Associates, LLC to the effect that it has sole dispositive and voting power over all of these shares. The business address for Royce & Associates, LLC is 1414 Avenue of the Americas, New York, New York 10019.

(11) The information contained in the table and this footnote with respect to Mackenzie Financial Corporation is based solely on a statement on Schedule 13G filed January 20, 2009 reporting beneficial ownership as of December 31, 2008 by Mackenzie Financial Corporation to the effect that it has sole dispositive and voting power over all of these shares. The business address for Mackenzie Financial Corporation is 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of West Marine common stock with the Securities and Exchange Commission. Executive officers, Directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish West Marine with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received by West Marine, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during the period from December 30, 2007 to January 3, 2009, our executive officers, Directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a), except that Randolph K. Repass filed one report reporting one transaction late.

CERTAIN TRANSACTIONS

Since February 2002, West Marine has leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. Prior to that, West Marine leased its Palo Alto store directly from Randolph K. Repass. West Marine also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, West Marine leases its Watsonville, California support center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each such partnership and, together with certain members of his family, owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg is a 7.5% limited partner in the two partnerships from which West Marine leases its Watsonville, California support center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to Mr. Repass and such corporation and partnerships, as applicable, during fiscal years 2008, 2007 and 2006 in the aggregate amounts of approximately $1.9 million, $1.9 million and $1.7 million, respectively.

The transactions described above have been reviewed and approved by our Audit Committee in accordance with West Marine's related party transaction policy. The Audit Committee generally administers our related party transaction policy on behalf of the Board of Directors pursuant to its delegated authority. Under this written policy, any transaction between West Marine, including subsidiaries and controlled affiliates, and a related person (other than compensation arrangements with directors and executive officers, which, in any case, are approved by the Governance and Compensation Committee) may only be entered into when the Audit Committee, the Board of Directors or, if management determines it is not practicable to wait until the next scheduled meeting, the Chair of the Audit Committee determines that the transaction in question is in, or is not inconsistent with, the best interests of West Marine and its stockholders. If the Chair of the Audit Committee acts under the policy, the Chair must report any interim approvals at the next scheduled meeting of the Audit Committee or Board of Directors, as the case may be. To date, the Chair of the Audit Committee has not been asked to provide interim approval of any transaction under the policy. To facilitate the review of transactions under the policy, management furnishes the person or body making the determination all material information relevant to the transaction, including, but not limited to, the business purpose, the financial interest and impact on the related person(s) involved and the availability of other sources for comparable products or services. For purposes of this policy, related persons are: identified beneficial owners of more than 5% of our outstanding shares of common stock; West Marine Directors or Named Executive Officers and their immediate family members; any Director-nominee; and any person deemed to be an affiliate of the foregoing.

At the time the above-referenced transactions were entered into, West Marine's management had determined, using comparative information, that the described transactions were at terms favorable to West Marine. However, in light of the softening economy, West Marine's management, as part of its "Real Estate Optimization" project, has undertaken a review of all company real estate leases in an effort to negotiate rental reductions where appropriate. This process is proceeding in two phases, with the review of the Watsonville, California support center lease conducted in phase one, and the store leases referenced above included in phase two. Based on an independent market appraisal of the Watsonville, California support center and comparable area properties commissioned by the company, the company recently engaged an independent real estate broker to negotiate a reduction of the rental rate at this facility with the property management firm representing the partnership in which Messrs. Repass and Eisenberg own substantially all of the interests. These discussions are at an early stage, and the outcome cannot be predicted at this time. Any amendment to the lease that involves reducing the rental rate will be promptly reported under cover of a Form 8-K.

AMENDMENT TO ASSOCIATES STOCK BUYING PLAN

(Proposal No. 2)

The Governance and Compensation Committee has amended the Associates Stock Buying Plan, subject to approval by stockholders at the 2009 Annual Meeting.

Effective November 1, 1994, West Marine established the Associates Stock Buying Plan, pursuant to which shares of West Marine's common stock were reserved for issuance to eligible associates of West Marine. The Associates Stock Buying Plan was amended in 1999, 2000, 2002 and 2007 to increase the number of shares reserved for issuance under the plan. In March 2009, the Board approved another amendment to the Associates Stock Buying Plan, subject to stockholder approval at the Annual Meeting, to increase the number of shares available for issuance thereunder by an additional 750,000 shares. Prior to this amendment, there were 154,579 shares of common stock available for issuance under the Associates Stock Buying Plan. If this proposal is approved, the total number of shares available for issuance under the plan will increase to 904,579. Set forth below is a summary of the principal features of the Associates Stock Buying Plan.

Purpose. The purpose of the Associates Stock Buying Plan is to promote the success and enhance the value of West Marine by providing eligible associates of West Marine and its participating subsidiaries with the opportunity to purchase common stock of West Marine through payroll deductions. The Associates Stock Buying Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.

Eligibility to Receive Awards. Associates of West Marine and participating subsidiaries, who have been employed as such for at least 60 consecutive days, are eligible to participate in the Associates Stock Buying Plan. However, if the associate owns, or has the right to acquire, 5% or more of the voting stock or value of West Marine or any subsidiary of West Marine, he or she is not eligible for the Associates Plan. Approximately 3,200 associates are currently eligible to participate in the Associates Stock Buying Plan.

Administration, Amendment and Termination. The Associates Stock Buying Plan is administered by a committee (the "Associates Plan Committee") appointed by the Chief Executive Officer. The members of the Associates Plan Committee serve at the pleasure of the Chief Executive Officer and currently consist of West Marine's Chief Financial Officer, Director of Human Resources and Stock Plan Administrator. A member of the Associates Plan Committee is not excluded from participating in the Associates Stock Buying Plan by virtue of such membership, but he or she can not, as a member of the Associates Plan Committee, act or pass upon any matters pertaining specifically to his or her own account under the Associates Stock Buying Plan. The Associates Plan Committee may delegate one or more of its functions to any one of its members or to any other person. Subject to the terms of the Associates Stock Buying Plan, the Associates Plan Committee has the discretionary authority to control and manage the operation and administration of the Associates Stock Buying Plan. The Associates Plan Committee may make rules, interpretations, and computations, and take any other actions to administer the Associates Stock Buying Plan that it considers appropriate to promote West Marine's best interests and, for the benefit of all participants, to ensure that the Associates Stock Buying Plan remains qualified under Section 423 of the Internal Revenue Code. Our Board of Directors, in its sole discretion, may amend or terminate the Associates Stock Buying Plan at any time and for any reason.

Enrollment and Contributions. Eligible associates elect whether or not to enroll in the Associates Stock Buying Plan as of the first day of May or November of any year. The enrollment period is six months and eligible associates are re-enrolled automatically every six months; provided, however, that associates may cancel their enrollment at any time, in accordance with the terms of the Associates Stock Buying Plan. Associate contributions to the Associates Stock Buying Plan are made through payroll deductions. Participating associates may contribute (in whole percentages) from 1% to a maximum percentage of compensation determined by the Associates Plan Committee (not to exceed 15%) through payroll deductions, and may increase or decrease the contribution percentage as of the next May 1 or November 1 by submitting a new enrollment form. The Associates Plan Committee has currently set the maximum percentage that may be contributed at 10% of compensation. On the last business day of each October and April, the associate's payroll deductions are used to purchase shares of West Marine's common stock for the associate. The price of the shares purchased will be the lower of (i) 85% of the stock's market value on the associate's most recent enrollment date, or (ii) 85% of the stock's market value on the purchase date. Shares purchased for the associates will be deposited into individual brokerage accounts established for each associate. Participation in the Associates Stock Buying Plan terminates when the associate's employment with West Marine ceases for any reason, the associate withdraws from the Associates Stock Buying Plan or the Associates Stock Buying Plan is terminated or amended such that the associate no longer is eligible to participate. Prior to the proposed amendment, there were 154,579 shares of West Marine's common stock available for issuance under the Associates Stock Buying Plan, which would increase to 904,579 if this proposal is approved. The maximum aggregate purchases which an associate may make in a single calendar year is $25,000, based on the stock's market price on the associate's enrollment date.

Tax Aspects. The Associates Stock Buying Plan is intended to qualify under Section 423 of the Internal Revenue Code. Based on management's understanding of current federal income tax laws, the tax consequences of a purchase of shares of common stock under the Associates Stock Buying Plan are as follows: An associate will not have taxable income when the shares of common stock are purchased for that associate, but income taxes generally will be due when the associate sells or otherwise disposes of stock purchased through the Associates Stock Buying Plan. For shares that are not disposed of until more than 24 months after the enrollment date under which the shares were purchased, gain up to the amount of the discount from the market price of the stock on the enrollment date is taxed as ordinary income. Any additional gain or loss recognized on the disposition of the stock will be long-term capital gain or loss. For shares sold within the 24-month holding period, the amount of discount received from the stock's market price on the purchase date is taxed at ordinary income rates. An additional gain (or loss) over the stock's market price on the purchase date is taxed to the stockholder as long-term or short- term capital gain (or loss). The purchase date begins the holding period for determining whether the gain (or loss) is short-term or long-term, and under current capital gain rules. West Marine receives a deduction for federal income tax purposes for the ordinary income an associate must recognize when such associate disposes of stock purchased under the Associates Stock Buying Plan within the 24-month holding period. West Marine does not receive such a deduction for shares disposed of after the 24-month holding period.

New Plan Benefit. Benefits under the Associates Stock Buying Plan are not determinable because each participant may decide, within the Associates Stock Buying Plan limits, how much compensation to contribute to the Associates Stock Buying Plan and the share price will ultimately affect how many shares are purchased under the Associates Stock Buying Plan.

Required Vote. The affirmative vote of a majority of shares of West Marine's common stock present in person or by proxy at the Annual Meeting and entitled to vote is required in order to approve the proposed amendment to the Associates Stock Buying Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THIS PROPOSAL.

SELECTION OF INDEPENDENT AUDITORS
(Proposal No. 3)

The Audit Committee has selected, and approved the engagement of, Deloitte & Touche LLP, independent registered public accounting firm, as West Marine's independent auditors for fiscal year 2009. Although stockholder ratification of the Audit Committee's action in this respect is not required, the Audit Committee considers it desirable for stockholders to ratify its selection, subject to the review, oversight and discretion of the Audit Committee. If the stockholders do not ratify the selection of Deloitte & Touche LLP, the engagement of independent auditors will be reevaluated by the Audit Committee.

Ratification of the selection of Deloitte & Touche LLP shall be effective upon receiving the affirmative vote of the holders of a majority of the voting power of West Marine's common stock present or represented by proxy and entitled to vote at the Annual Meeting.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS.

OTHER MATTERS

As of the date of this Proxy Statement, management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

ANNUAL REPORT ON FORM 10-K

We will provide upon request and without charge to each stockholder receiving this Proxy Statement a copy of our Annual Report on Form 10-K for the fiscal year ended January 3, 2009, including the financial statements included therein. Copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

STOCKHOLDER PROPOSALS

We anticipate that the 2010 Annual Meeting of Stockholders will be held in May 2010. Any stockholders who intend to present proposals at the 2010 Annual Meeting, and who wish to have such proposals included in the proxy statement for the 2010 Annual Meeting, must ensure that the Secretary of West Marine receives such proposals not later than December 3, 2009. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in our 2010 proxy materials. Proposals should be addressed to West Marine at 500 Westridge Drive, Watsonville, California 95076-4100, Attention: Secretary. Any stockholder proposals that a stockholder intends to present at the 2010 Annual Meeting, other than through the inclusion in the proxy materials, should be received at least 30 (but not more than 60) days prior to the scheduled date of the 2010 Annual Meeting. Any stockholder wishing to submit a proposal at the 2010 Annual Meeting should contact the Secretary of West Marine after March 1, 2010 to obtain the actual meeting date and proposal deadlines.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by West Marine.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements concerning earnings expectations and statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties. Actual results may differ materially from the preliminary expectations expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors, including those set forth in West Marine's annual report on Form 10-K for the fiscal year ended January 3, 2009. Except as required by applicable law, we assume no responsibility to update any forward-looking statements as a result of new information, future events or otherwise.

By Order of the Board of Directors

Pamela J. Fields

Pamela J. Fields, Esq.
Secretary

Watsonville, California
April 9, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-22512

WEST MARINE, INC.

(Exact Name of Registrant as Specified in Its Charter)

SEC Mail Processing Section APR 09 2009 Washington, DC 120

Delaware	**77-0355502**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
500 Westridge Drive, Watsonville, CA	**95076-4100**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (831) 728-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934, as amended (Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 27, 2008, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $90.3 million based on the closing sale price of $4.10, as reported on the NASDAQ Global Market on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 10, 2009
Common stock, $.001 par value per share	22,115,373 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held on May 20, 2009.	Part II, Item 5 and Part III

WEST MARINE, INC.
2008 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PRELIMINARY NOTE

This report is for the year ended January 3, 2009. This report modifies and supersedes documents filed prior to this report. The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this report. In addition, information that we file with the SEC in the future automatically will update and supersede information contained in this report.

We undertake no obligation (other than that required by law) to publicly update or revise any disclosures contained in this report, whether as a result of new information, future events or otherwise. Website references throughout this report are for information only, and the content of these websites is not incorporated by reference and should not otherwise be considered a part of this report.

PART I

ITEM 1—BUSINESS

General

West Marine is one of the largest boating supply retailers in the world with 2008 net revenues of $631.3 million. Our business strategy is to offer an assortment of competitively-priced merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provides great customer experiences, and offers the convenience of multi-channel shopping.

We have three reportable segments: Stores; Port Supply, our wholesale segment; and Direct Sales, which includes Internet and call center (previously referred to as catalog). Our Stores segment generated approximately 88% of our 2008 net revenues. Our 344 company-owned stores open at the end of 2008 are located in 38 states, Puerto Rico and Canada. In addition, we have one franchised store in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine supply and equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 6% of our 2008 net revenues. Our Direct Sales segment, which includes our Internet and call center operations, offers customers around the world more than 50,000 products and accounted for the remaining 6% of our 2008 net revenues. Financial information about our segments appears in Note 10 to our consolidated financial statements, in Item 8 of this report.

West Marine, Inc. was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. Unless the context otherwise requires, "West Marine," "we," "us," "Company," and "our" refer to West Marine, Inc. and its subsidiaries. Our principal executive offices are located at 500 Westridge Drive, Watsonville, California 95076-4100, and our telephone number is (831) 728-2700. Our two distribution centers are located in Rock Hill, South Carolina and Hollister, California.

All references to 2008, 2007 and 2006 in this report refer to our fiscal years ended on January 3, 2009, December 29, 2007 and December 30, 2006, respectively. Fiscal year 2008 was a 53-week year, while both fiscal years 2007 and 2006 were 52-week years.

Stores Segment

Since opening our first store in Palo Alto, California in 1975, we have grown through internal expansion and through strategic acquisitions to 344 locations open at the end of 2008. During 2008, we opened four new stores.

In addition to our standard-sized stores—which typically range from 6,000 to 8,000 square feet and carry about 7,000 items—we operate large format stores, flagship stores, and smaller "express" stores. The large format stores range from 9,500 to 15,000 square feet and carry about 10,000 items. Express stores typically range from 2,500 to 3,000 square feet and carry about 3,000 items, mainly hardware and other supplies needed for day-to-day boat maintenance and repairs. We closed six express stores during 2008, ending the year with 21 express stores located throughout the United States.

At the end of 2008, we had flagship stores in Ft. Lauderdale, Florida and San Diego, California. At approximately 25,000 to 35,000 square feet, our flagship stores offer an expansive array of merchandise—about 18,000 items—as well as interactive displays designed to help customers make informed product selections. The evolution of our flagship program continued in early 2009 with the addition of two new locations in Brick, New Jersey and Jacksonville, Florida. These stores offer not only an extensive assortment of core boating hardware and supplies, but also present a broader selection of boating-related lifestyle products such as apparel. The flagship stores feature unique visual design elements and fixtures with a nautical theme, designed to create an exciting atmosphere that we believe will appeal to our customers.

We regularly monitor and take steps to improve individual store performance, including remodeling or expanding stores, relocating stores to more profitable locations and closing lower-performing stores which, along with our flagship store concept, form a part of our "market optimization" strategy. In 2008, we closed 32 stores, remodeled six stores and changed merchandise assortments to better serve local customer needs in 15 stores. In 2009, we expect to open a small number of stores in new markets and to close underperforming stores as and when appropriate. We will also continue to pursue opportunities to consolidate multi-store markets with larger square footage stores.

Port Supply Segment

Port Supply, our wholesale segment, was created to expand our market share across a broader customer base and to leverage our purchasing and distribution efficiencies. Our extensive store network gives Port Supply an advantage in serving wholesale customers seeking convenience and a larger assortment of products than those carried by typical distributors. We serve the wholesale market through commissioned sales representatives, our stores, our call center and the Internet at *www.portsupply.com.*

We distributed marine supplies to domestic and international wholesale customers in 2008. In 2008, our largest wholesale customer accounted for less than 2% of total Port Supply segment revenues. Port Supply customers include businesses involved in boat sales, boat building, boat commissioning and repair, yacht chartering, marina operations and other boating-related activities. In addition, Port Supply sells to government and industrial customers who use our products for non-boating purposes. Port Supply is striving to expand market share in 2009 by being the preferred wholesale distributor in the industry. We believe that our continued focus on geographic areas and customer types identified as having growth opportunities, complemented by the strengths of our business model, will drive growth in our Port Supply segment this year and the years ahead.

Direct Sales Segment

Our e-commerce website and virtual call center serve as the Direct Sales, or direct-to-customer, segment. This direct-to-customer channel complements the Stores segment by building brand awareness and acting as an additional marketing vehicle. This segment also provides customers with the option of shopping across the globe.

Our e-commerce website provides our customers with access to a broad selection of over 50,000 products, unique product advisor tips and technical information, over 100 product videos and customer-submitted product reviews. Over the past year, the direct-to-customer channel has been strengthened by investments and continuous improvements made in our e-commerce website. We believe our website is a cost effective means of testing market acceptance of new products and concepts.

This segment also provides customers with access to knowledgeable technical advisors who can assist our customers in understanding the various uses and applications of the products we sell. As previously disclosed, we closed our physical call center in 2008 and transitioned to a virtual call center in which our associates assist our customers while taking calls at home or from our support center in Watsonville, California. Our virtual call center supports sales generated through the e-commerce website, catalogs and stores and provides customer service offerings. Fulfillment of customer orders placed on the website or via our virtual call center is completed through our distribution centers, or in certain cases directly from the vendor to the customer.

We mail our catalogs to addresses from our proprietary customer list. In addition, we acquire potential customer names from a variety of sources, including lists purchased from or exchanged with other mail order merchandisers. All mail list exchanges are consistent with our published privacy policies. Our customer list is continually updated to include customer address changes and new customer prospects, and to eliminate non-responders and information of customers requesting to opt out of our marketing programs.

Foreign Sales

Through the Port Supply and Direct Sales segments, we promote and sell our marine products internationally. Through the Stores segment, we operate 10 stores located in Canada and we franchise one store in Turkey. For each of 2008, 2007 and 2006, revenues outside of the United States represented 5% or less of our total net revenues.

Customer Service

Offering exceptional customer service has been the cornerstone of West Marine since our beginning. We remain focused on the customer and providing great customer experiences, a commitment to excellence that is embraced by all West Marine associates. Many of our selling associates receive advanced product and technical training, empowering them to take great care of our customers. We will continue to listen to our customers and refine our business to meet their needs.

Merchandising

West Marine is committed to a broad assortment of merchandise that provides what our customers want, when they want it. Our merchandising department is responsible for vendor and product selections, and our planning and replenishment department is responsible for purchasing and managing inventory levels in our distribution centers and our stores. We also offer our customers the ability to special order products that we do not keep in inventory in our stores or at our distribution centers.

We purchased merchandise from more than 900 vendors during 2008 and realized savings through quantity purchases and direct shipments. In 2008, no single vendor accounted for more than 11% of our merchandise purchases, and our 20 largest vendors accounted for approximately 42% of our merchandise purchases. Generally, we purchase merchandise from our vendors on an order-by-order basis.

During 2008, we continued to offer private label merchandise, which typically feature higher gross margins than comparable branded products. Private label products, which we sell under the "West Marine" and "Seafit" brand names, usually are manufactured in Asia, the United States and Europe. We have a limited number of long-term contracts with our manufacturing sources and we compete with other companies for production facilities and import quota capacity.

Logistics

We operate two distribution centers: a 472,000 square foot facility in Rock Hill, South Carolina and a 240,000 square foot facility in Hollister, California. We closed our Hagerstown, Maryland distribution center during the second half of 2008. Vendors generally ship products to our distribution centers, where merchandise is inspected and prepared for shipment to stores and customers. Some vendors ship products directly to our stores. We use various third-party domestic and international transportation methods, such as ocean, air and ground, including our company-owned vehicles. Our distribution centers utilize advanced material handling equipment and voice-picking technologies, as well as radio frequency identification tagging, to enable real-time management of inventory.

Marketing

Our overall marketing objectives are to provide compelling product offerings to our customers that are aligned with our mission statement and financial goals, drive customer traffic, acquire new customers, and increase sales and profit. West Marine is committed to being a leader in sustainability within the industry by promoting "Green Boating" messages to our customers and the media. We position our West Marine brand to stand for superior selection, trust, friendly and knowledgeable service, competitive prices and shopping convenience. We market our products and services through direct mail catalogs and flyers, email, and advertisements in boating specialty publications, newspapers and on the Internet.

We participate in a number of boat shows and sponsor a number of boating-related events each year, ranging from sailing regattas and fishing derbies to waterway clean-up and environmental quality campaigns. These events are designed to encourage participation in boating, increase the number of people enjoying the boating lifestyle, promote environmental responsibility and improve West Marine's brand recognition.

With nearly one million active members in 2008, our free and paid-subscription loyalty programs rank among the largest recreational boating membership programs in the United States.

Competition

The retail market for marine supplies is highly competitive and our stores compete with other specialty boating supply stores, and a variety of local and regional specialty stores, sporting good stores and mass merchants. Many of these competitors have stores in markets where we now operate. Also, we have a number of competitors engaged in the catalog, Internet and wholesale distribution of marine products. The principal factors of competition in our marketplace are selection, quality, availability, price, customer service, convenience and access to a wide variety of merchandise.

Trademarks and Service Marks

We own the trademarks and service marks "West Marine" and "Port Supply," among others. These marks and a number of others are registered with the U.S. Patent and Trademark Office and in certain foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. We have a license to use the "BoatU.S." tradename under a marketing agreement with the Boat Owners Association of the United States, although we have discontinued the use of the BoatU.S. tradename except in certain limited situations.

Associates

As of February 28, 2009, we had 4,154 associates, of whom 1,945 were full-time and 2,209 were part-time or temporary. A significant number of temporary associates are hired during our peak selling season, which is summer. For example, West Marine employed 5,577 associates on June 28, 2008.

Available Information

West Marine's Internet address is *www.westmarine.com*. We make available, free of charge through the "Investor Relations" portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act including the exhibits thereto, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Interested persons may also access copies of these reports through the SEC's website, *www.sec.gov*. We will furnish to our stockholders any exhibit to this annual report upon the written request of such stockholder and the payment of a specified fee, said fee shall be limited to our reasonable expenses.

We have adopted a code of ethics for our associates and Board of Directors, as well as an additional code of ethics for our senior financial officers (including our principal executive officer, principal financial officer and principal accounting officer). Copies of these codes of ethics are available on our website at *www.westmarine.com*, or printed copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. Any amendments to these codes of ethics, as well as any waivers that are required to be disclosed under the rules of the SEC or the NASDAQ Stock Market, are posted on our website.

ITEM 1A—RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks of which we are not yet aware, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Our ability to generate revenue could be significantly affected by a prolonged economic recession.

The recent global economic crisis has caused a general tightening in credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and extreme volatility in credit, equity and fixed-income markets. These macroeconomic developments could negatively affect our business, operating results or financial condition in a number of ways. Because consumers often consider boats to be luxury items, our success depends upon a number of factors relating to consumer spending, including current and future economic conditions affecting disposable consumer income such as consumer confidence, employment, business conditions, fuel prices, interest rates, tax rates and rising consumer debt levels. In addition, our business opportunities are directly dependent upon the level of consumer spending on recreational boating supplies, a discretionary spending item. There can be no assurance that the current trends of reduced spending in the boating industry in general and the recreational boating aftermarket in particular will not continue or that reduced consumer spending in general will not continue, thereby adversely affecting our net revenues and profitability.

An inability to find suitable new and expanded store sites or delays in new store openings could materially affect our financial performance.

In order to meet our growth objectives, we will need to secure an adequate number of suitable new or expanded store sites, typically near marinas or other locations readily accessible by boaters. We require that all proposed store sites satisfy our criteria regarding cost and location. In addition, we may experience increased competition for store sites. We cannot assure that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

Our expected financial performance is based on our new or expanded stores opening on expected dates. It is possible that events such as construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of God, discovery of contaminants or accidents could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our revenue growth, which in turn may adversely affect our future operating results.

If we cannot successfully implement our expansion strategy, our growth and profitability could be adversely impacted.

Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening of new stores or the expanding or remodeling of existing stores, and our ability to operate these stores on a profitable basis. There can be no assurance that new, expanded and remodeled stores will achieve the expected level of profitability.

Our expansion is dependent upon a number of factors, including the adequacy of our capital resources and our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate associates and to adapt our distribution and other operational systems. There can be no assurance that we will be able to achieve our planned expansion or that such expansion will be accomplished on a profitable basis. Failure to achieve our planned expansion could have a material adverse effect on us.

Our expansion into new, unfamiliar markets presents increased risks that may prevent us from being profitable in these new markets.

Pursuant to our growth strategy, we are sometimes opening stores in new geographic markets. Typically, the first stores opened in a new market initially will not achieve operating results comparable to our existing stores due in large part to factors that generally affect store performance in new markets. These factors include less familiarity with local demographics, customer preferences, discretionary spending patterns, difficulties in attracting customers due to a reduced level of customer familiarity with our brand, difficulties in hiring a sufficient number of qualified store associates and other factors. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure you that we will be successful in operating our stores in new markets on a profitable basis.

We experience fluctuations in our comparable store sales.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales, including boat usage, boating participation, current economic conditions, competition, the timing and release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors and others may cause our comparable store sales to differ significantly from prior periods and from expectations. Failure to meet the expectations of investors in one or more future periods could reduce the market price of our common stock.

We have undertaken a number of initiatives designed to build our long-term strength. If one or more of these initiatives is unsuccessful, our profitability could be adversely affected.

We have launched a number of initiatives designed to increase sales and lower costs. These initiatives include optimizing our supply chain and inventory levels, closing under-performing stores with corresponding workforce adjustments, tailoring store merchandise assortments for local markets, expanding our wholesale business, investing in Internet business growth and investing in flagship stores. Each of these initiatives carries a certain level of risk, primarily related to increased expenses or reduced sales, which when combined could be substantial. If we fail to successfully execute one or more of these strategies, our profitability could be adversely affected.

Our results of operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters such as hurricanes or extraordinary amounts of rainfall occur, especially during the peak boating season in the second and third fiscal quarters.

Our business is highly seasonal. The majority of our revenues occur between the months of April and August, which represent the peak boating months in most of our markets. Our annual results would be materially and adversely affected if our net revenues were to fall below expected seasonal levels during this period. Our business is also significantly affected by weather patterns. Unseasonably cool weather, prolonged winter conditions and/or extraordinary amounts of rainfall may decrease boating use in the peak season, resulting in lower maintenance needs and, therefore, decreased revenues.

Intense competition in the boating supply and outdoor recreation markets could reduce our revenue and profitability.

The retail market for recreational boating supplies and apparel is highly competitive. Our stores compete with other national specialty marine supply stores. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. We also compete with a wide variety of local and regional specialty stores and, to a lesser extent, sporting goods stores and mass merchants. Our Internet and call center operations compete with other Internet and catalog retailers as well as competitors' stores. We also have a number of competitors in the wholesale distribution of marine products. In addition, a key competitive factor in the marine supplies market is price. The bankruptcy or liquidation of one or more of our competitors in any one of our market segments could result in such competitors offering close-out prices that we cannot viably match. Competitive pressures resulting from competitors' pricing policies have adversely affected our gross margins, and such pressures are expected to continue. There can be no assurance that we will not face greater competition from other national or regional retailers or that we will be able to compete successfully with existing and new competitors.

If any of our key vendors or manufacturers fail to supply us with merchandise, we may not be able to meet the demands of our customers and our sales could decline.

We depend on merchandise purchased from our vendors and sourced from third-party manufacturers to obtain products for our sales channels. Generally, we deal with our suppliers on an order-by-order basis and have limited long-term purchase contracts or other contractual assurances of continued supply or pricing. Accordingly, our vendors and manufacturers could discontinue selling products to us at any time. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other countries, and we source products from third-party manufacturers in these countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be within our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions, quotas, quality control and trade issues. Also, during weak economic times, such as those we are currently facing, there is an increased risk that certain of our vendors may file bankruptcy. Changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms, could negatively impact our operating results. Our operating results could also suffer if we are unable to promptly replace a vendor or manufacturer who is unwilling or unable to satisfy our requirements with a vendor or manufacturer providing equally appealing products.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

Our future performance is substantially dependent upon the continued services of certain members of our senior management. We do not maintain any key-man life insurance for our senior management, including Randolph K. Repass, Chairman of our Board of Directors, nor Geoff Eisenberg, our President and Chief Executive Officer. The loss of the services of any key members of senior management could have a material adverse effect upon us. In addition, our continued growth depends on our ability to attract and retain skilled executives. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified executives in the future or that our current management team can achieve our planned expansion or continue to operate West Marine in a profitable manner.

Our business depends on our ability to meet our labor needs.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including general managers, assistant managers, call center associates and store associates, who understand and appreciate boating and the boating lifestyle and are able to communicate knowledgeably with our customers. Qualified individuals of the requisite caliber and in the numbers needed to fill these positions may be in short supply in some areas, and the turnover rate in the retail industry is high.

If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our employees are currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in employee turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

We must successfully order and manage our inventory to reflect customer demand in a volatile market and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.

A natural disaster or other disruption at our support center or either of our distribution centers could cause us to lose merchandise or inhibit our ability to process orders and, therefore, make us unable to effectively deliver to our direct customers and retail stores.

We rely on the continuous operation of our support center in Watsonville, California, and our distribution centers in Hollister, California, and Rock Hill, South Carolina. Any natural disaster or other serious disruption to these operations due to fire, flood, earthquake, hurricane, terrorism or any other unforeseen circumstance could materially impair our ability to do business and adversely affect our financial position and future operating results.

Reliance on our information technology systems exposes us to potential risks.

Reliance on our information technology systems exposes us to potential risks of interruptions due to natural disasters, cyber-attacks, unplanned outages, or fraud perpetrated by malicious individuals, or other causes. The majority of our information technology systems and processes are based in our support center in Watsonville, California. We intend to increase our reliance on information technology systems in order to improve our business processes and supply chain efficiencies. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

Our founder and Chairman, Randolph K. Repass, beneficially owns approximately 33% of our common stock. As a result, his interests may differ from that of our other stockholders.

Randolph K. Repass, the Chairman of our Board of Directors, beneficially owns approximately 33% of our common stock. As a result, Mr. Repass has substantial influence in the election of directors of West Marine and, in general, the outcome of any matter submitted to a vote of our stockholders, including mergers, consolidations or the sale of all or substantially all of our assets. Due to his significant ownership position, Mr. Repass may be able, in concert with others, to prevent or to cause a change in control of West Marine.

Our failure to comply with certain environmental regulations could adversely affect our business.

We sell paints, varnishes and other products. The storage, distribution and disposal of some of these products are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about the particular property or operation. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to our indemnity obligation could adversely impact our operating results.

Because we self-insure against certain risks and maintain high deductibles on certain of our insurance policies, our operating results may be adversely affected if we suffer a substantial casualty.

We believe that insurance coverage is prudent for risk management, and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure. With medical insurance, we have individual and aggregate stop loss insurance to protect us from large claims. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

In 1999, we began insuring our workers' compensation losses through a high deductible program. Our deductible per claim is $0.4 million, with statutorily determined limits. This high per-claim deductible permits us to maintain low premium rates but may result in unexpectedly high costs if actual losses greatly exceed the expected losses in a year, with a corresponding negative effect on our operating results.

Our workers' compensation expense is tied directly to the frequency and severity of workplace injuries to our associates. The costs associated with our workers' compensation program include case reserves for reported claims up to the $0.4 million per claim deductible, an additional expense provision for unanticipated increases in the cost of open injury claims (known as "adverse loss development") and for claims incurred in prior periods but not reported (referred to as "IBNR"), as well as fees payable for claims administration. We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. It is possible that our actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported.

The SEC's current investigation arising from the prior restatement of our historical financial results and for which the SEC staff intends to recommend an enforcement action may adversely affect our financial condition, results of operations and the price of our common stock.

As previously disclosed, the SEC is investigating the facts and circumstances that gave rise to our prior restatement of our financial results for fiscal years 2005 and 2004, which related to our review and reevaluation of our accounting for indirect costs included in inventory cost and of our adoption of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in fiscal year 2003. The enforcement staff of the SEC has recently informed us that they intend to recommend that the SEC bring a civil action against the company. We cannot predict the ultimate outcome of the SEC investigation or any other legal proceedings, including the staff-recommended civil action, that may arise out of the SEC investigation or otherwise related to our prior restatements. We also could be subjected to other lawsuits and could become the subject of other regulatory inquiries or investigations, including an investigation into our restatement last year relating to our historical accrual for workers' compensation liability reserves and other previously undetected errors that individually were not material but in the aggregate required adjustments. If we are subject to adverse findings in any proceedings, we could be required to incur costs, or pay damages or penalties or have other remedies imposed upon us which could have a material adverse effect on our financial condition and results of operations.

Dealing with matters related to the SEC investigation or any related legal or administrative proceeding could divert management's attention from managing our day-to-day operations. Additionally, expenses that may arise from responding to the SEC investigation, management's review of responsive materials, any related litigation or other associated activities could be significant. Current and former associates, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys' fees, with respect to the current investigation or future proceedings related to this matter, if any such investigation or proceeding involves such associates, officers and directors personally. In addition, the SEC investigation or any related legal or administrative proceeding may adversely affect our ability to obtain, or increase the cost of obtaining, directors' and officers' liability and other types of insurance. These events could adversely affect our financial condition, results of operations and the price of our common stock.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and decline in the market price of our common stock. In connection with the preparation of the financial statements for our fiscal year ended December 29, 2007, we identified material weaknesses in our internal control over financial reporting, which weaknesses have been remediated. We cannot assure you that we will be able to timely remediate any further material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

The price of our common stock may be subject to volatile fluctuations based on fluctuations in our quarterly results, general economic and market conditions and by our ability to meet market expectations.

The market price of our common stock may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors, our ability to meet market expectations and other factors. In addition, our quarterly results may also fluctuate significantly as a result of a variety of other factors such as timing of new store openings and associated pre-opening expenses, acquisitions, competitors' store openings, competitors' pricing policies and the net sales contributed by new stores and merchandise. Variations in the market price of our common stock may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. We cannot assure that the market price of our common stock will not fluctuate or decline significantly in the future.

Our efforts to expand internationally, whether through acquisitions, franchising, licensing or similar arrangements, may not be successful and could impair the value of our brands.

The effect of international expansion, either by the acquisition of existing marine businesses or through franchising, licensing, joint venture or other similar arrangements, on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new markets internationally, our ability to identify appropriate acquisition candidates or third parties to act as franchisees, licensees, distributors or in a similar capacity, the ability of third parties to meet their projections regarding store openings and sales, and our ability to employ personnel or consultants experienced in international operations. Failure to expand internationally successfully or a failure to protect the value of our brands could have an adverse effect on our results of operations.

General economic and business conditions as well as those specific to the retail industry may adversely affect our business and results of operations.

Worsening economic and business conditions may adversely impact consumer spending, particularly in discretionary areas, such as boating. Discretionary consumer spending, which is critical to our success, is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty. In addition, recent volatility in fuel and other energy prices as well as consumer uncertainty that has accompanied the recent home mortgage and credit "crisis" and general weakness in housing markets and the economy in general has resulted in decreased discretionary consumer spending. A continuing decline in consumer confidence or the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our profitability may be adversely affected if we do not continue to improve our business processes.

From time to time we may have to restructure our business to react to worsening economic conditions and/or to changing technology, products and markets. If we are not able to continue to improve our business processes, our financial and our information technology systems, or if we are not able to restructure our business in response to the deteriorating economic conditions, we may not be able to achieve our financial objectives.

Fluctuations in currency exchange rates may adversely impact our cash flows and earnings.

We have retail stores outside the United States, primarily in Canada, and therefore our cash flows and earnings are exposed to currency exchange rate fluctuations, especially fluctuations between the U.S. dollar and the Canadian dollar. While we may attempt to limit our exposure to exchange rate changes by entering into short-term currency exchange contracts, there is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful. Our currency exchange gains or losses may adversely impact our cash flows and earnings. Additionally, adverse movements in currency exchange rates could result in a reduction in growth of international direct sales, impacting our cash flows and earnings.

Economic and other factors affecting financial institutions and the value of our collateral could affect our access to capital.

Borrowings against our credit facility represent our primary source of capital. U.S. and global credit markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. In addition, an increasing number of financial institutions have reported significant deterioration in their financial condition. If our lender is unable to perform its obligations under our existing credit facility, and we are unable to find suitable replacements on acceptable terms, our results of operations, liquidity and cash flows could be adversely affected. Further, our existing credit facility expires in December 2010. Given the current credit environment, we may not be able to renew the facility with terms and conditions similar to our existing facility and our cost of borrowing may, in fact, be higher than our existing facility.

Our credit facility is secured by a security interest in our assets, primarily inventory and accounts receivable. Under the terms of our credit facility, the availability of borrowings under the facility is directly related to the assessed values of these assets. If the value of these assets were to decline due to market conditions or any other reason, this would in turn reduce the amount of capital available to West Marine. The resulting lack of liquidity could adversely affect our ability to operate and appropriately invest in the business.

Our reputation and business could be materially harmed as a result of data breaches, unauthorized access or hacking.

The protection of our customer, associate and company data is critical to West Marine. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Additionally, our Internet operations are subject to a number of risks, including reliance on third-party providers, online security breaches and/or credit card fraud. Credit card issuers have promulgated credit card security guidelines as part of their ongoing effort to battle identity theft and credit card fraud. We continue to work with our third-party providers and credit card issuers to assure that our products and services comply with the credit card association's security regulations. There can be no assurances, however, that our processes and systems, or those of our third-party providers, are invulnerable to unauthorized access or hacking. Unauthorized intrusion into portions of our computer systems, or those of our third-party providers that process and store information related to our customer transactions, may result in a data breach and theft of customer data.

We rely on proprietary and commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential customer information, such as customer's payment cards and personal information. Furthermore, the systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and legally mandated by payment card industry standards, not by us. Compliance with these requirements may result in cost increases due to necessary system and administrative process changes. Improper activities by third parties, advances in computer and software capabilities and encryption technologies, new tools and discoveries, and other events or developments, may facilitate or result in a compromise or breach of our computer systems. Any such compromises or breaches could cause interruptions in our operations, damage our reputation, subject us to costs, fines or liabilities, and potentially hurt sales, revenues and profits.

We face the risk of exposure to product liability claims, product recalls and adverse publicity.

We market and distribute products purchased from third-party suppliers, including products which are marketed and resold under our private label brand. We may inadvertently resell product(s) that contain a defect which may cause property damage or personal injury to our end-user customers, which therefore exposes us to the risk of adverse publicity, product liability claims, and product recalls or other regulatory or enforcement actions, including those initiated by the U.S. Consumer Product Safety Commission, by state regulatory authorities or through private causes of action. We generally seek contractual indemnification and insurance coverage from our suppliers and we carry our own insurance. However, if the insurance coverage is not adequate and/or the contractual indemnification is not provided by or enforceable against the supplier, product liability claims relating to defective and/or recalled products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury could damage our brand identity and our reputation with existing and potential customers and have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or foreign laws and regulations could increase our cost of doing business.

We are subject to a wide variety of laws and regulations in the United States and the other countries and jurisdictions in which we operate, and changes in the level of government regulation of our business have the potential to materially alter our business practices and/or our profitability. Changes in U.S. or foreign law that change our operating requirements with respect to sourcing or reselling products could increase our costs of compliance or make it too expensive for us to offer such products, which could lead to a reduction in revenue. Also, changing regulations and laws governing the Internet and e-commerce transactions (including taxation, user privacy, data protection, pricing and electronic communications) could impede the growth of our Internet business and increase our cost of doing business. Furthermore, changes in federal or state wage requirements (including changes in entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation) could adversely impact our ability to achieve our financial targets. Additionally, because a portion of our merchandise is imported from overseas, changes in trade restrictions, new tariffs and quotas, and higher shipping costs for goods could adversely impact our merchandise costs and our ability to achieve anticipated operating results.

Changes in accounting standards, interpretations or applications of accounting principles, and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business including, but not limited to, inventory valuation adjustments, capitalized indirect costs, costs associated with exit activities, impairment of long-lived assets, workers' compensation reserves, and valuation allowances against our deferred tax assets, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. Additionally, unanticipated changes in accounting principles and related accounting pronouncements, their interpretation and/or their application to our financial statements could result in material charges to our financial statements.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Our executive offices and support center are located in a 106,000 square foot facility in Watsonville, California, which we occupy under a lease that expires in 2011. We operate a 240,000 square foot distribution center located in Hollister, California, under a lease that expires in 2011, and a 472,000 square foot distribution center located in Rock Hill, South Carolina, under a lease that expires in 2017.

At January 3, 2009, our 344 stores comprised an aggregate of approximately 2.7 million square feet of space. Nearly all of our stores are leased, typically for a five-year or 10-year initial term, with options to renew for at least one five-year period. In some leases, we pay a fixed rent, in others we have a period of fixed rent and then a rent change that is either fixed or determined by a consumer price index calculation. Substantially all of our leases require us to pay insurance, utilities, real estate taxes, repair and maintenance expenses and common area maintenance.

ITEM 3—LEGAL PROCEEDINGS

On March 21, 2008, a former hourly associate filed a lawsuit in the California Superior Court, County of Orange. The suit alleges, among other things, that we engaged in unfair business practices and failed to provide meal and rest periods, correct itemized statements, and appropriately pay discharged associates in violation of certain applicable sections of the California Labor Code and the California Business and Professions Code. The plaintiff seeks to represent himself and all similarly situated current and former hourly-paid associates employed by West Marine in the State of California. Although we continue to believe that we provided the required meal and rest breaks to our associates and, therefore, deny the claims underlying the lawsuit, during a mediation held between the parties in December 2008, we decided to settle this lawsuit in order to avoid significant legal fees, the uncertainty of a jury trial, distractions to our operations, and other expenses and time that would have to be devoted to protracted litigation. Pursuant to the settlement, we will pay up to $0.2 million (with a floor amount equal to 55% to cover claims by eligible class members after deducting for plaintiff attorneys' fees and costs, class administration costs and payment to the named plaintiff). The exact amount that will be paid depends on the court's approval, as well as on the number and amount of claims that are submitted by class members. The court will hold a hearing on or about April 9, 2009 to consider preliminary approval of the settlement agreement. If approved, the terms of the settlement will not include any admission of liability by us, will fully resolve all claims brought by the plaintiff in this lawsuit, and we expect to pay all settlement proceeds by the end of the second quarter of fiscal 2009. We do not expect the settlement to have any material adverse effect on our financial position or results of operations.

Additionally, we are involved in various other legal proceedings, claims and litigation, including the SEC investigation described in Item 1A of this report under "The SEC's current investigation arising from prior restatement of our historical financial results and for which the SEC staff intends to recommend an enforcement action may adversely affect our financial condition, results of operations and the price of our common stock," as well as those arising in the ordinary course of business. Based on the facts currently available, we do not believe that the disposition of matters that are pending or asserted, individually and in the aggregate, will have a material adverse effect on our financial position. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact our results of operations in any given period.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Market tier of the NASDAQ Stock Market under the symbol "WMAR". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported by the NASDAQ Stock Market.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
High	$ 9.44	$ 7.05	$ 6.21	$ 6.47
Low	$ 6.40	$ 4.10	$ 3.45	$ 3.91
2007				
High	$18.21	$18.26	$16.98	$12.13
Low	$15.70	$13.19	$11.35	$ 8.39

As of March 10, 2009, there were approximately 7,000 holders of record of our common stock, and the last sale price reported on the NASDAQ Global Market was $3.95 per share.

We have not paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders.

The following graph compares the five-year cumulative total stockholder return on West Marine common stock with the five-year cumulative total return of (i) the NASDAQ Market Index and (ii) peer companies in the Hemscott Industry Group 745—Specialty Retail, Other index. The graph showing the Hemscott Industry Group 745—Specialty Retail, Other was compiled and prepared for West Marine by Hemscott, Inc. The index presented below consists of 43 specialty retailers. †



DOLLARS
200
175
150
125
100
75
50
25
0
01/04/04
01/01/05
12/31/05
12/30/06
12/29/07
01/03/09
WEST MARINE, INC.
HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 4, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING JAN. 3, 2009

	01/04/2004	01/01/2005	12/31/2005	12/30/2006	12/29/2007	01/03/2009
West Marine, Inc.	$100.00	$ 92.66	$ 52.34	$ 64.66	$ 33.77	$ 31.52
Specialty Retail, Other	100.00	120.83	122.90	146.73	117.56	112.49
NASDAQ Market Index	100.00	108.41	110.79	122.16	134.29	79.25

The performance graph set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate it by reference, and will not otherwise be deemed to be soliciting material or to be filed under such Acts. The stock price performance depicted in the graph is not necessarily indicative of future stock price performance.

† The specialty retailers in the Hemscott Industry Group 745—Specialty Retail, Other index that are included in West Marine's performance graph are as follows: 1-800-Flowers.com, A.C. Moore Arts & Crafts, Inc., Assured Pharmacy, Inc., Barnes & Noble, Inc., Blink Couture, Inc., Books-A-Million, Inc., Borders Group, Inc., Clyvia, Inc., Coldwater Creek, Inc., Emerging Vision, Inc., Ferrellgas Partners, L.P., Fleurs de Vie, Inc., Gallery of History, Inc., Gander Mountain Company, IdeaEdge, Inc., Inergy Holdings, L.P., Inergy, L.P., IParty Corp., Jo-Ann Stores, Inc., Luxottica Group S.P.A. (ADR), MarineMax, Inc., Medifast, Inc., Midas, Inc., Office Depot, Inc., Omphalos Corp., Perfumania Holdings, Inc., PetSmart, Inc., Sally Beauty Holdings, Inc., Silver Pearl Enterprises, Inc., Sotheby's, Staples, Inc., Star Gas Partners, L.P., Suburban Propane Partners, L.P., Titan Machinery, Inc., Tractor Supply Company, TravelCenters of America LLC, Ultrapar Participacoes S.A., Vertical Branding, Inc., Vibe Records, Inc., WaterPure International, Inc., Wireless Age Communications, Inc., Zagg, Inc., and West Marine, Inc.

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated balance sheet data for 2008 and 2007 and consolidated statement of operations data for 2008, 2007 and 2006 have been derived from our consolidated financial statements for the fiscal years appearing elsewhere in this report and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and notes thereto in Item 8.

(in thousands, except per share and operating data)	2008	2007	2006	2005	2004
Consolidated Statement of Operations Information:					
Net revenues	$631,258	$679,561	$716,644	$692,137	$683,227
Income (loss) from operations	(22,932)(1)	(51,107)(3)	(4,356)(4)	(666)(5)	40,215(7)
Income (loss) before income taxes	(25,270)(1)	(55,069)(3)	(10,762)(4)	(7,741)(5)(6)	32,903(7)(8)
Net income (loss)	(38,800)(1)(2)	(49,976)(3)	(7,624)(4)	(3,022)(5)(6)	21,557(7)(8)
Net income (loss) per share:					
Basic	$ (1.76)(1)(2)	$ (2.30)(3)	$ (0.36)(4)	$ (0.14)(5)(6)	$ 1.04(7)(8)
Diluted	(1.76)(1)(2)	(2.30)(3)	(0.36)(4)	(0.14)(5)(6)	1.01(7)(8)
Consolidated Balance Sheet Information:					
Working capital	$183,223	$207,722	$213,674	$256,171	$266,553
Total assets	314,592	368,318	430,129	475,997	505,371
Long-term debt, net of current portion	47,000	52,338	69,027	117,000	124,064
Operating Data:					
Stores open at year-end	344	372	377	404	375
Comparable stores net sales increase (decrease)	(6.8%)	(1.9%)	2.4%	(2.2%)	0.3%

(1) Includes the following items on a pre-tax basis: a $10.7 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion); a $2.9 million pre-tax charge for impairment of long-lived assets; and $2.2 million of costs related to an SEC investigation.

(2) Includes the impact of a $23.2 million non-cash charge, to provide a full valuation allowance against all net deferred tax assets, including 2008 additions to deferred tax assets.

(3) Includes the following items on a pre-tax basis: a $56.9 million non-cash charge for impairment of goodwill (see Note 1 to our consolidated financial statements for further discussion); $2.7 million of costs related to an SEC investigation; $1.3 million of termination severance payments to our former chief executive officer; a $1.3 million non-cash charge for impairment of long-lived assets; and a $0.6 million pre-tax charge for store closure and other restructuring costs.

(4) Includes a $10.9 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $4.6 million pre-tax charge for impairment of long-lived assets.

(5) Includes a $4.0 million pre-tax charge for reducing inventory value, an $8.8 million pre-tax charge for cancelled software development projects and a $2.0 million pre-tax charge for discontinuing use of an acquired tradename.

(6) Includes a $0.8 million pre-tax charge for the unamortized portion of loan costs related to the repayment of then-existing debt, in connection with obtaining a new bank credit facility.

(7) Includes a $1.9 million pre-tax charge related to certain lease accounting corrections.

(8) Includes a $1.1 million pre-tax gain on the sale of real property and a $1.4 million pre-tax charge for the unamortized portion of loan costs related to the repayment of then-existing debt, in connection with obtaining a new bank credit facility.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the financial statements and supplementary data in Item 8.

"Safe Harbor" Statement Under Section 21E of the Exchange Act

The statements in this Form 10-K that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to West Marine's future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. These forward-looking statements, which are included in accordance with the provisions of Section 21E of the Exchange Act, may involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this report. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. These risks, uncertainties and other factors are discussed under risk factors in Item 1A of this report.

Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

West Marine is one of the largest boating supply retailers in the world with 2008 net revenues of $631.3 million. Net loss in 2008 was $38.8 million, including a $10.7 million pre-tax charge for store closures and other restructuring costs, a $2.9 million non-cash, pre-tax charge for impairment of long-lived assets and the impact of a $23.2 million charge to provide a full valuation allowance against our net deferred tax assets. Our business strategy is to offer an assortment of competitively-priced merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provides great customer experiences and offers the convenience of multi-channel shopping.

We have three reportable segments: Stores; Port Supply; and Direct Sales. Our Stores segment generated approximately 88% of our 2008 net revenues. Our 344 company-owned stores open at the end of 2008 are located in 38 states, Puerto Rico and Canada. In addition, we have one franchised store in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 6% of our 2008 net revenues. Our Direct Sales segment, which includes our Internet and catalog operations, offers customers around the world more than 50,000 products and it accounted for the remaining 6% of our 2008 net revenues.

Our fiscal 2008 financial results reflected continued weakness in revenues stemming from reduced boating activity, and weakness and uncertainty in the economy in general. As we experienced worsening market conditions and lower than expected sales levels early in the year, we announced a series of restructuring and cost reduction initiatives to improve our economic performance in the shorter term, while maintaining our ability to deliver future growth. We estimate the annualized pre-tax profit improvement resulting from the following restructuring and cost reduction initiatives to be approximately $20 million to $25 million.

- *Store closures:* We increased our store closures to 32, 24 as part of restructuring activities and eight due to our real estate optimization strategy. Our real estate optimization strategy moves us toward having fewer, larger stores with better economics and a larger footprint to better meet our customers' needs with a broader and more specialized assortment of merchandise.
- *Distribution center closure:* In 2008, we closed one of our three distribution centers located in Hagerstown, Maryland. The closure of our Maryland distribution center reflected not only our reduced supply chain requirements due to lower sales, but also the improvements we made in managing our inventory. In addition to the operational cost benefits derived from transitioning from three to two distribution centers, we realized a one-time cash savings due to the elimination of duplicate stock levels associated with replenishing goods to our sales channels from this additional location.
- *Call center closure:* We closed our Largo, Florida call center and transitioned to a new on-line call center technology that allows most of our sales, technical, and customer service associates to work from home, or in what we call our "virtual call center." We do continue to have some call center associates housed in our support center in Watsonville, California. We expect the virtual call center format will provide improved customer service and long-term cost savings.
- *Port Supply:* We implemented changes in our Port Supply wholesale segment designed to increase profitability, including modifications to our in-store wholesale pricing model, additional account qualification requirements, and a restructuring of our external and internal sales functions, support functions and delivery services.
- *Store operations and other support departments:* We have continued to focus on re-engineering and simplifying processes, restructuring our internal organizations, and prioritizing activities with a careful eye towards maximizing return-on-investment.

We continue to focus on key initiatives designed to position West Marine for sustained, long-term growth and profitability, and we remain committed to controlling our expense structure.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net revenues:

	2008	2007	2006
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	73.5%	71.3%	71.1%
Gross profit	26.5%	28.7%	28.9%
Selling, general and administrative expense	28.0%	27.6%	27.4%
Goodwill impairment	0.0%	8.4%	0.0%
Store closures and other restructuring costs	1.6%	0.1%	1.5%
Impairment of long-lived assets	0.5%	0.1%	0.6%
Loss from operations	(3.6%)	(7.5%)	(0.6%)
Interest expense	0.4%	0.6%	0.9%
Loss before income taxes	(4.0%)	(8.1%)	(1.5%)
Provision (benefit) for income taxes	2.1%	(0.7%)	(0.4%)
Net loss	(6.1%)	(7.4%)	(1.1%)

Fiscal 2008 Compared with Fiscal 2007

Net revenues for 2008 were $631.3 million, a decrease of 7.1%, compared to net revenues of $679.6 million for 2007. Net loss for 2008 was $38.8 million, which included a $10.7 million pre-tax charge for store closures and other restructuring costs, a $2.9 million non-cash, pre-tax charge for impairment of long-lived assets and the impact of a $23.2 million charge to provide a full valuation allowance against our net deferred tax assets. This compares to a net loss for 2007 of $50.0 million, which included a $56.9 million non-cash, pre-tax charge for impairment of goodwill, $1.3 million non-cash, pre-tax charge for impairment of long-lived assets and $0.6 million non-cash, pre-tax charge for store closures and other restructuring costs. The year ended January 3, 2009 was a 53-week fiscal period. The impact on our consolidated financial statements of the additional week was immaterial.

Segment revenues

Net revenues for the Stores segment decreased $42.3 million, or 7.1%, to $551.8 million in 2008, primarily due to a $38.2 million, or 6.8%, decrease in comparable store sales and an $18.5 million decrease attributable to store closures in 2007 and 2008. Partially offsetting the sales decreases was an $11.5 million increase from new stores opened in 2007 and 2008. We do not expect improvements in the overall economy for 2009 and we expect sales to decline at roughly the same pace we experienced in 2008. We expect to open a small number of stores in new markets and to close underperforming stores when the economics are favorable. We will also continue to pursue opportunities to consolidate multi-store markets with larger square footage stores.

Port Supply net revenues through our distribution centers decreased $2.2 million, or 5.2%, to $39.5 million in 2008, primarily due to increased revenues to Port Supply customers through our store locations which are included in Stores revenues. Across the Port Supply business (stores and warehouse), we saw lower sales year-over-year to two customer types, boat dealers and boat builders. We believe these customers are being negatively impacted by the challenging economic environment and credit crisis. We expect this decline to continue through fiscal 2009.

Net revenues from our Direct Sales segment decreased $3.9 million, or 8.9%, to $40.0 million, due to decreased revenues from our call center channel. The decrease from the call center channel was partially offset by increased Internet revenues. The overall decline in this segment was driven by lower domestic sales, partially offset by higher sales from some international markets. We do not expect that the international sales growth experienced last year will necessarily continue.

At a fundamental level, we believe that the weakness in the economy has had, and will continue to have, a depressing effect on our revenues, with corresponding risks to our earnings and cash flow. We believe our customer traffic and sales are most closely tied to boat usage, which is a discretionary spending item. As consumers have to make economic tradeoffs, we believe that spending on boating-related activities is being reduced.

There are a number of steps we are taking to respond to lower sales expectations, to ensure orderly management of the business and to preserve our financial strength to survive the current downturn, with the ultimate goal being to maximize opportunities when the marketplace recovers. The common theme has been to reduce expenses and maximize cash flow. Two initiatives through which we are accomplishing this are: the restructuring that was executed in 2008 (e.g., store, distribution center and call center closings, as well as overhead expense reductions) discussed above; and the conservative budget put into place for 2009, which focuses on expense control and cash management designed to deliver positive cash flow, debt reduction and higher inventory turnover despite continued negative sales trends.

Comparable store sales

Comparable store sales for the 53-week period ending January 3, 2009 decreased in 2008 by 6.8%, or $38.2 million, compared to the 52-week period ending December 29, 2007. Comparable store sales changes during the first, second, third and fourth quarters of 2008 were (9.4%), (7.8%) (4.7%) and (5.1%), respectively. As compared to the corresponding 53-week period ended January 5, 2008, comparable store sales decreased 7.6%. The decline in comparable store sales reflects lower sales of higher-priced discretionary items and lower in-store traffic levels throughout the year. Sales of usage-based products, such as fishing and watersports equipment, declined at a rate greater than the overall comparable store trend, which we believe is indicative of reduced boating activity. The overall comparable store trends were consistent across the country and we do not expect them to improve until there is a general improvement in the economy. We expect consumers to continue to reduce spending on both discretionary and needs-based boating supplies and anticipate that comparable store sales decline in 2009 will be greater than 2008.

Gross profit

Gross profit decreased by $27.4 million, or 14.1%, to $167.4 million in 2008, compared to $194.9 million for 2007. Gross profit decreased primarily due to lower sales. Gross profit as a percentage of net revenues decreased to 26.5% in 2008, a decrease of 220 basis points compared to 28.7% in 2007. Gross profit was lower as a percentage of revenues by 75 basis points due to occupancy expense. Occupancy is our largest fixed expense and its impact on gross margin is largely driven by sales results and the fixed nature of the expense. Vendor allowances de-leveraged, down 69 basis points, because of the reduced purchases for 2008 in line with lower sales and reduced inventory. Buying and distribution also contributed to the decline as a percentage of revenues, down 40 basis points.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $10.4 million, or 5.6%, to $176.8 million in 2008, compared to $187.2 million for 2007 and increased as a percentage of revenues to 28.0% in 2008, a 40 basis point increase, compared to 27.6% in 2007. The impact of expense controls implemented in 2008, combined with lower variable expenses driven by lower revenues, resulted in a $7.8 million decrease. Decreased expenses associated with stores closed in 2008 drove a further $3.4 million reduction. Expenses were also lower due to lower management bonuses with a year-over-year reduction of $1.9 million in 2008 and $1.3 million paid to our former chief executive officer as severance compensation in fiscal 2007. Lower expenses were partially offset by $2.8 million in unfavorable foreign currency translation adjustments.

Store closure and other restructuring costs

In 2008, we anticipated closing a small number of stores, which we originally estimated to be in the range of 10 to 15 locations. These closures were primarily due to relocation, or consolidation of smaller stores into fewer, larger stores to better serve our markets. During the second quarter of fiscal 2008, we conducted a more detailed analysis of store operations, particularly in light of deteriorating boating market conditions, and concluded that additional underperforming stores should be closed. During the year we closed 32 stores spread across several major boating markets. These stores were identified as having no reasonable expectation of significant positive cash flow over the near term. During the third quarter of 2008, as part of the business restructuring effort, management decided to close our distribution center located in Hagerstown, Maryland, and our call center located in Largo, Florida. We recognized restructuring expenses of $10.7 million consisting of $6.9 million for store closures, $0.1 million for Port Supply, $2.9 million for the distribution center, $0.5 million for the call center, and severance costs of $0.3 million for reductions in force at our Watsonville, California support center. For additional information, see Note 3 to our consolidated financial statements.

Impairment of long-lived assets

Impairment of long-lived assets was $2.9 million in fiscal 2008, compared to $1.3 million impairment charges for 2007. The impairment was primarily due to 45 impaired stores. The 2007 impairment charge of $1.3 million was for impairment of store and information technology assets.

Interest expense

Interest expense decreased $1.6 million, or 41.0%, to $2.3 million in 2008, compared to $4.0 million in 2007. The decrease in interest expense was due to both lower interest rates and lower average outstanding bank borrowings in fiscal 2008, compared to fiscal 2007.

Income taxes

Our effective income tax rate for 2008 was a provision of 53.5%, compared to a benefit of 9.2% in 2007. The change in our effective tax rate was due to management's decision to establish a full valuation allowance of $23.2 million on the net deferred tax assets. For more information, see Note 8 to our consolidated financial statements.

Fiscal 2007 Compared with Fiscal 2006

Net revenues for 2007 were $679.6 million, compared to net revenues of $716.6 million for 2006. Net loss for 2007 was $50.0 million, including a $56.9 million pre-tax, charge for goodwill impairment, compared to a net loss for 2006 of $7.6 million, including a $10.9 million pre-tax, charge for store closures and other restructuring costs and a $4.6 million pre-tax charge for impairment of long-lived assets.

Segment revenues

Net revenues for the Stores segment decreased $35.8 million, or 5.7%, to $594.1 million in 2007, primarily due to a $23.1 million revenue decline attributable to the closure of certain underperforming stores during 2006 and an $11.4 million decrease in comparable store sales. Additionally, revenues declined $5.0 million due to stores closed in 2007 and $3.3 million due to our reduced participation in events outside of store locations. Partially offsetting the revenue decreases was a $6.1 million increase from new stores opened in 2007. Port Supply revenues through our distribution centers decreased $1.9 million, or 4.3%, to $41.6 million in 2007, primarily due to increased revenues to Port Supply customers through our store locations, which are included in Stores sales. Net revenues of our Direct Sales segment increased $0.6 million, or 1.4%, to $43.8 million, due to $2.0 million in increased revenues from our Internet channel. The increase from the Internet channel was partially offset by reduced call center revenues.

Comparable store sales

Comparable store sales decreased in 2007 by 1.9%, or $11.4 million. Comparable store sales changes during the first, second, third and fourth quarters of 2007 were (2.1%), (2.9%), 0.3% and (3.0%), respectively. The decline in comparable store sales reflects the softer sales of higher-priced discretionary items and lower in-store traffic levels extending into the peak part of the boating season, which we believe is indicative of reduced boat usage. These trends were particularly evident in Florida, which is a key boating market.

Gross profit

Gross profit decreased by $12.3 million, or 5.9%, to $194.9 million in 2007, compared to $207.2 million for 2006. Gross profit as a percentage of net revenues decreased to 28.7% in 2007, a decrease of 20 basis points compared to 28.9% in 2006. Gross profit as a percentage of revenues decreased primarily due to occupancy expense. Occupancy is our largest fixed expense and its impact on gross margin is largely driven by revenue results, and while occupancy expense decreased $2.5 million, or 3.6%, the fixed nature of the expense deleveraged gross margin by 13 basis points due to the year-over-year decline in revenues.

Selling, general and administrative expenses

Selling, general and administrative expense decreased by $8.8 million, or 4.5%, compared to 2006 and increased as a percentage of revenues to 27.6% in 2007, a 20 basis point increase, compared to 27.4% in 2006.

The full year impact of the expense reductions associated with the 2006 store closure initiative, as well as other expense controls implemented in 2007, contributed 100 basis points toward improved selling, general and administrative expense. These expense improvements were partially offset by expenses of $2.7 million associated with the ongoing SEC investigation and $1.3 million paid to our former chief executive officer as severance compensation.

Goodwill impairment

We updated our analysis and evaluation of goodwill for possible impairment as of December 29, 2007 due to fourth quarter changes in future cash flow expectations, market values of guideline companies and other factors used for impairment testing. We re-tested goodwill and determined that the carrying amount of its net assets exceeded fair value. As a result, we recorded a non-cash impairment charge related to goodwill of $56.9 million in the fourth quarter of fiscal 2007, and as of fiscal year end, we had no goodwill on the balance sheet. For more information, see Note 1 to our consolidated financial statements.

Store closure and other restructuring costs

Store closure and other restructuring costs decreased by $10.3 million to $0.6 million in fiscal 2007, compared to $10.9 million for fiscal 2006. In 2006, we closed 35 stores, including 33 underperforming stores that we had identified as having no reasonable expectation of significant positive cash flow over the near term. Additionally, we consolidated most call center operations in our Largo, Florida facility. In 2007, we reevaluated the facility closing costs for four stores of the 33 underperforming stores closed in 2006 because we were continuing to fulfill lease payment obligations and were not successful in subleasing locations in the timeframe we originally anticipated. For more information, see Note 3 to our consolidated financial statements.

Impairment of long-lived assets

Impairment of long-lived assets was $1.3 million in the fiscal 2007, compared to $4.6 million impairment for fiscal 2006. In 2006, we incurred a non-cash charge of $4.6 million for store assets whose carrying value was greater than their expected undiscounted future cash flows; offset by a $1.1 million deferred rent adjustment, for a net impairment charge of $3.5 million.

Interest expense

Interest expense decreased $2.4 million, or 38.2%, to $4.0 million in 2007, compared to $6.4 million in 2006. The decrease in interest expense was primarily due to lower inventory levels than the prior year which drove reduced bank borrowings.

Income taxes

Our effective income tax rate for 2007 was a benefit of 9.2%, compared to a benefit of 29.2% in 2006. The lower benefit rate in 2007 was primarily attributable to the non-deductible portion of goodwill impairment changes, which reduced tax benefits by $14.1 million. In addition, during 2007 we recorded valuation allowances against our California enterprise zone credit and state net operating loss carryforwards of $3.6 million and $0.8 million, respectively.

Liquidity and Capital Resources

We ended 2008 with $7.5 million of cash, an increase from $6.1 million at the end of 2007. Working capital, the excess of current assets over current liabilities, decreased to $183.2 million at the end of 2008, compared with $207.7 million at the end of 2007. The decrease in working capital was primarily driven by lower inventory year-over-year of $25.7 million. Neither our access to, nor the value of, our cash equivalents has been materially affected by the recent liquidity problems of financial institutions.

Our cash needs for working capital are supported by a secured credit facility. There is risk to this capital resource stemming from current market conditions in that the amount we have available to borrow under our loan agreement primarily is driven by the estimated liquidation value of our inventory. External factors, such as increased liquidations and bankruptcies in the marketplace, could put downward pressure on this liquidation value and thus our associated borrowing availability. However, we are taking steps to mitigate this risk. First, we are focusing on maximizing cash flow and minimizing borrowing needs. We expect to accomplish this by: (i) increasing inventory turnover, which will require lower working capital to maintain fresh and adequate inventory at our stores; (ii) continuing to focus on expense control, including continual re-engineering efforts to simplify and streamline administrative, inventory and other business processes, and to shrink or eliminate overhead costs as and when necessary or appropriate; and (iii) reducing capital spending and concentrating on investments with a demonstrable financial return. Second, we are improving the quality of our inventory by reducing the proportion of overstocked or discontinued goods. Third, we are maintaining frequent communications with our lenders to keep them apprised of our business plans and to monitor their ability to fund their loan commitment.

Recent economic credit conditions have worsened and the pricing of debt under our existing credit facility may be favorable compared to the current market. If renegotiated today, we believe our pricing could worsen by up to 200 basis points and result in an incremental increase in interest charges. Such an incremental charge would not have a material impact on our consolidated financial statements.

Operating activities

During 2008, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities was $20.6 million primarily due to a $22.4 million decrease in merchandise inventories due to lower purchases. The lower inventory purchases were because of lower revenues and our focus on better overall inventory management and correct product assortment in each store based on customer demographics. This was partially offset by lower accounts payable of $8.3 million, again due to lower inventory purchases, and by lower accrued expenses of $5.5 million driven by timing of accrued payroll year-over-year.

Capital growth

In 2008, we spent $14.9 million on capital expenditures, mainly for new stores, store remodels, information technology and investment in supply chain efficiencies. We opened four new stores and remodeled six stores in 2008. During 2009, we expect a modest reduction in capital expenditures from the level in fiscal 2008, and we expect 2009 capital expenditures will mainly be for store development activities, including new stores, store remodels and expansions, and information technology. We intend to fund our expansion through cash generated from operations and bank borrowings.

Financing arrangements

Net cash used in financing activities was $4.5 million in 2008, primarily consisting of $5.3 million in net repayments on our line of credit, partially offset by $0.8 million in cash provided by financing activities related to associate share-based compensation plans.

We have a credit facility for up to $225.0 million that expires in December 2010. Borrowing availability is based on a percentage of our inventory (excluding capitalized indirect costs) and certain accounts receivable. At our option, subject to certain conditions and restrictions, our loan agreement provides up to $25.0 million in additional financing during the term. The credit facility is guaranteed by our subsidiaries and is secured by a security interest in all of our accounts receivable and inventory and that of our subsidiaries, certain other assets related thereto, and all proceeds thereof. The credit facility includes a $50.0 million sub-facility available for the issuance of commercial and stand-by letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

At our election, borrowings under the credit facility will bear interest based upon one of the following rates: (1) the prime rate announced by Wells Fargo Bank, National Association at its principal office in San Francisco, California or (2) the interest rate per annum at which deposits in U.S. dollars are offered by reference lenders to prime banks in designated markets located outside the United States. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement.

The applicable margin for any date will depend upon the amount of available credit under the revolving facility. The loan agreement also imposes a commitment fee on the unused portion of the revolving loan facility. For 2008 and 2007, the weighted average interest rate on all of the Company's outstanding borrowings was 4.2% and 6.6%, respectively.

Although our loan agreement contains customary covenants, including but not limited to, restrictions on our ability and that of our subsidiaries to incur debt, grant liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, our loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the amount we may borrow under our loan agreement at any given time is determined by the estimated liquidation value of these assets as determined by the lenders' appraisers. Additional loan covenants include a requirement that we maintain minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date. A default under our loan agreement also could significantly and adversely affect our ability to obtain additional or alternative financing. For example, the lenders' obligation to extend credit is dependent upon our compliance with these covenants. As of January 3, 2009, we were in compliance with our bank covenants.

At the end of fiscal year 2008, borrowings under this credit facility were $47.0 million, bearing interest at rates ranging from 1.7% to 3.3%, and $68.8 million was available for future borrowings. At the end of fiscal year 2007, borrowings under this credit facility were $52.3 million, bearing interest at rates ranging from 5.9% to 7.0%, and $76.8 million was available to be borrowed. At the end of fiscal year 2008 and 2007, we had $5.8 million and $6.6 million, respectively, of outstanding commercial and stand-by letters of credit. The credit facility does not require a daily sweep lockbox arrangement except in specific circumstances, such as the occurrence of an event of default.

Our aggregate borrowing base cannot exceed $225.0 million and was $136.6 million and $150.7 million as of fiscal year 2008 and 2007, respectively. Our borrowing base at each of our last two fiscal year-ends consisted of the following (in millions):

	2008	2007
Accounts receivable availability	$ 5.2	$ 5.9
Inventory availability	136.1	150.0
Less: reserves	(4.7)	(5.2)
Total borrowing base	$136.6	$150.7

Our aggregate borrowing base was reduced by the following obligations (in millions):

Ending loan balance	$47.0	$52.3
Outstanding letters of credit	5.8	6.6
Total obligations	$52.8	$58.9

Accordingly, our availability as of fiscal year 2008 and 2007, respectively, was (in millions):

Total borrowing base	$136.6	$150.7
Less: obligations	(52.8)	(58.9)
Less: minimum availability	(15.0)	(15.0)
Total availability	$ 68.8	$ 76.8

Contractual obligations

Aggregate information about our unconditional contractual obligations as of January 3, 2009 is presented in the following table (in thousands).

	Total	2009	2010	2011	2012	2013	After 5 years
Contractual cash obligations:							
Long-term debt (1)	$ 50,902	$ 1,951	$48,951	$ 0	$ 0	$ 0	$ 0
Operating leases (2)	197,326	44,406	37,387	29,350	21,646	14,786	49,751
Purchase commitments (3)	110,083	110,083	0	0	0	0	0
Bank letters of credit	5,844	5,844	0	0	0	0	0
Other long-term liabilities (4)	2,193	1,130	1,050	13	0	0	0
	$366,348	$163,414	$87,388	$29,363	$21,646	$14,786	$49,751

(1) Assumes that our bank long-term debt is repaid at maturity and not refinanced. Includes estimated annual obligation for principal and interest payments, based upon the loan balance at January 3, 2009 and the average borrowing rate in 2008.

(2) Operating lease amounts in this table represent minimum amounts due under existing agreements and exclude costs of insurance, taxes, repairs and maintenance.

(3) All but a limited number of our purchase commitments, which are not material, are cancelable by us without penalty.

(4) The timing of the remaining cash obligations including $0.9 million for uncertain tax positions cannot be predicted. See "Critical Accounting Policies and Estimates" for more information.

We are party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-balance sheet arrangements

Operating leases are the only financing arrangements not reported on our consolidated balance sheets. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of January 3, 2009, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2008, approximately 64% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through August, which represents the peak months for boat buying, usage and maintenance in most of our markets.

Business Trends

Our research indicates that the U.S. boating industry continues to experience a down cycle, as evidenced by lower sales trends in each of our business segments compared to last year, lower new and used boat sales, and declining boat registrations in key states. There are a number of steps we are taking to respond to this challenging industry climate and lower sales expectations to ensure orderly management of the business and preserve our financial strength to survive the current downturn and maximize our opportunity and when the marketplace recovers. Our focus has been to reduce expenses and maximize cash flow by:

- controlling our operating expenses;
- continuing to improve the quality of our inventory by reducing overstocked or discontinued goods;
- maximizing cash flow and minimizing borrowing needs through inventory productivity management, including emphasizing specialized and localized product assortments in our stores;
- opening a small number of stores, closing 32 stores and remodeling, expanding or significantly re-merchandising 21 stores during 2008;
- reducing overhead by re-engineering and streamlining business processes;
- closing our Maryland distribution center;
- implementing service model changes in the Port Supply business to grow sales profitably;
- moving to a shared services model for external and internal customer service;
- closing our call center in Largo, Florida and moving to a virtual call center structure, enabling most of our call center associates to operate from their homes for maximum flexibility and optimization of cost and customer service levels;
- establishing a conservative budget for 2009, which focuses on reduced capital spending, expense control and careful cash management;
- continuing to invest in our e-commerce business in order to ensure customers are provided with better than expected customer service; and
- further exploring franchising and other growth vehicles to drive domestic and international sales and market presence.

We believe worsening economic conditions and turmoil in the financial markets have adversely impacted discretionary consumer spending in an already challenging climate for the boating industry, and we believe that this economic weakness will continue to have a depressing effect on our sales revenue, with corresponding risks to our earnings and cash flow in 2009 (see the Executive Summary and Segment Revenues discussions included above).

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to our consolidated financial statements, in Item 8 of this report.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Valuation Adjustments We value our merchandise inventories at the lower of the cost or market value on an average cost basis. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of aged and discontinued product and historical analysis of items sold below cost. Lower of cost or market adjustments included in ending inventory at January 3, 2009 and December 29, 2007 were $6.0 million and $5.5 million, respectively.	Our lower of cost or market adjustments contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding forecasted consumer demand, the promotional environment, technological obsolescence and consumer preferences.	We have not made any material changes in our inventory valuation methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our lower of cost or market adjustments. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material. If we had to take additional markdowns of 10% on all items included in merchandise inventory at January 3, 2009, net income would be affected by approximately $0.4 million in the fiscal year then ended.
Inventory—Capitalized Indirect Costs Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. Capitalized indirect costs include freight charges for moving merchandise to warehouses or store locations and operating costs of our merchandising, replenishment and distribution activities. We recognize indirect costs included in inventory value as an increase in cost of goods sold as the related products are sold. Indirect costs included in inventory value at January 3, 2009 and December 29, 2007 was $21.5 million and $23.3 million, respectively.	Our capitalized indirect costs contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding factors of our cost accounting system, the soundness of the underlying principles and their consistent application. In interim periods, the calculation of capitalized indirect costs requires management to estimate capitalized indirect costs, merchandise purchases and inventory levels for the full fiscal year.	We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our capitalized indirect costs. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our expenses included in capitalized indirect costs at January 3, 2009 would have affected net income by approximately $1.3 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Costs Associated With Exit Activities We occasionally vacate stores prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Our estimate of future cash flows is based on our analysis of the specific real estate market, including input from real estate firms; and economic conditions that can be difficult to predict. Costs associated with exit activities included in accrued expenses at January 3, 2009 and December 29, 2007 was $9.1 million and $2.0 million, respectively.	Our location closing liability contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.	We have not made any material changes in the accounting methodology used to establish our location closing liability during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our location closing liability at January 3, 2009, would have affected net earnings by approximately $0.9 million in fiscal 2008.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future undiscounted cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. We may also accelerate depreciation over the asset's revised useful life if it is identified for replacement or abandonment at a specific future date. In fiscal years 2008 and 2007, we incurred \$2.9 million and \$1.3 million charges, respectively, for impairment of long-lived assets.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment in order to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Deferred Tax Assets—Valuation Allowance We recorded a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. As we determined that it is more likely than not that the benefit from our deferred tax assets will not be realized, we have a full valuation allowance against all net deferred tax assets of $33.9 million. If our assumptions change and we determine we will be able to realize these deferred tax assets the tax benefits related to any reversal of the valuation allowance will be accounted for in the period in which we make such determination. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.	Our valuation allowance contains uncertainties because management is required to make assumptions and to apply judgment to estimate the future realization of net deferred tax assets.	We apply consistent methodologies to assess the need for a valuation allowance each quarter. Although management believes that its judgments and estimates are reasonable, realization of net deferred tax assets ultimately depends on future taxable income. Actual results could differ.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not undertake any specific actions to diminish our exposure to interest rate or currency rate risk, and we are not a party to any interest rate or currency rate risk management transactions. We do not purchase or hold any derivative financial instruments.

A 42 basis point change in the interest rate (10% of our weighted-average interest rate) affecting our floating financial instruments would have an effect of reducing our pre-tax income and cash flows by approximately $0.2 million over the next year. For more information, see Note 5 to our consolidated financial statements in Item 8.

A 10% increase in the exchange rate of the U.S. dollar versus the Canadian dollar would have an effect of reducing our pre-tax income and cash flows by approximately $1.3 million over the next year.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements due to error or fraud on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of January 3, 2009. In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has concluded that our internal control over financial reporting was effective as of January 3, 2009, based on the criteria set forth in Internal Control—Integrated Framework issued by the COSO.

Our internal control over financial reporting as of January 3, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer
(principal executive officer)

March 16, 2009

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer
(principal financial officer)

March 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Marine, Inc.
Watsonville, California

We have audited the accompanying consolidated balance sheets of West Marine, Inc. and subsidiaries (the "Company") as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 3, 2009. We also have audited the Company's internal control over financial reporting as of January 3, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Marine, Inc. and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes on December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 16, 2009

WEST MARINE, INC.
CONSOLIDATED BALANCE SHEETS
JANUARY 3, 2009 AND DECEMBER 29, 2007
(in thousands, except share data)

	Year-End	
	2008	**2007**
ASSETS		
Current assets:		
Cash	$ 7,473	$ 6,126
Trade receivables, net of allowances of $625 in 2008 and $423 in 2007	5,824	6,704
Merchandise inventories	222,601	248,307
Deferred income taxes	—	7,976
Other current assets	16,369	21,469
Total current assets	252,267	290,582
Property and equipment, net	59,615	67,521
Intangibles, net	154	192
Other assets	2,556	10,023
TOTAL ASSETS	$314,592	$368,318
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 26,788	$ 35,122
Accrued expenses, and other	42,256	47,738
Total current liabilities	69,044	82,860
Long-term debt	47,000	52,338
Deferred rent, and other	8,928	8,608
Total liabilities	124,972	143,806
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; 22,142,949 shares issued and 22,115,377 shares outstanding at January 3, 2009 and 21,917,077 shares issued and 21,893,474 shares outstanding at December 29, 2007	22	22
Treasury stock	(366)	(348)
Additional paid-in capital	173,997	170,988
Accumulated other comprehensive income (loss)	590	(327)
Retained earnings	15,377	54,177
Total stockholders' equity	189,620	224,512
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$314,592	$368,318

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	2008	2007	2006
Net revenues	$631,258	$679,561	$716,644
Cost of goods sold	463,812	484,676	509,432
Gross profit	167,446	194,885	207,212
Selling, general and administrative expense	176,830	187,221	196,006
Goodwill impairment (Note 1)	—	56,905	—
Store closures and other restructuring costs (Note 3)	10,687	558	10,936
Impairment of long-lived assets (Note 1)	2,861	1,308	4,626
Loss from operations	(22,932)	(51,107)	(4,356)
Interest expense	2,338	3,962	6,406
Loss before taxes	(25,270)	(55,069)	(10,762)
Provision (benefit) for income taxes	13,530	(5,093)	(3,138)
Net loss	$ (38,800)	$ (49,976)	$ (7,624)
Net loss per common and common equivalent share—			
Basic and diluted	$ (1.76)	$ (2.30)	$ (0.36)
Weighted average common and common equivalent shares outstanding—			
Basic and diluted	21,993	21,764	21,326

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(in thousands, except share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive (Loss)
Balance at December 31, 2005	21,204,533	$21		$160,259	$112,017	$(115)	$272,182	
Net loss					(7,624)		(7,624)	$ (7,624)
Foreign currency translation adjustment, net of tax of $10						(17)	(17)	(17)
Common stock issued under equity compensation plan	269,050	1		2,842			2,843	
Tax benefit from equity issuance, including excess tax benefit of $357				342			342	
Treasury shares purchased	(19,156)		(282)				(282)	
Sale of common stock pursuant to associates stock buying plan	98,938			1,189			1,189	
Balance at December 30, 2006	21,553,365	22	(282)	164,632	104,393	(132)	268,633	$ (7,641)
Net loss					(49,976)		(49,976)	$(49,976)
Foreign currency translation adjustment, net of tax of $115						(195)	(195)	(195)
Common stock issued under equity compensation plan	245,104			4,895			4,895	
Tax benefit from equity issuance, including excess tax benefit of $390				398			398	
Cumulative effect of change in accounting principle due to adoption of FIN 48 (see Note 8)					(240)		(240)	
Treasury shares purchased	(4,447)		(66)				(66)	
Sale of common stock pursuant to associates stock buying plan	99,452			1,063			1,063	
Balance at December 29, 2007	21,893,474	22	(348)	170,988	54,177	(327)	224,512	$(50,171)
Net loss					(38,800)		(38,800)	$(38,800)
Foreign currency translation adjustment, net of tax of ($595)						917	917	917
Common stock issued under equity compensation plan	28,313			2,261			2,261	
Tax benefit from equity issuance				(89)			(89)	
Treasury shares purchased	(3,969)		(18)				(18)	
Sale of common stock pursuant to associates stock buying plan	197,559			837			837	
Balance at January 3, 2009	22,115,377	$22	$(366)	$173,997	$ 15,377	$ 590	$189,620	$(37,883)

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2008	2007	2006
OPERATING ACTIVITIES:			
Net loss	$(38,800)	$ (49,976)	$ (7,624)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	18,780	19,736	21,680
Impairment of long-lived assets	2,861	1,308	4,626
Impairment of goodwill	—	56,905	—
Share-based compensation	2,255	1,951	1,542
Tax benefit from equity issuance	(89)	398	342
Excess tax benefit (deficiency) from share-based compensation	—	(390)	(357)
Deferred income taxes	14,568	(4,576)	(3,967)
Provision for doubtful accounts	639	185	489
Lower of cost or market inventory adjustments	3,296	2,530	2,606
Loss on asset disposals	925	274	539
Changes in assets and liabilities:			
Trade receivables	241	(1,176)	(77)
Merchandise inventories	22,410	2,225	19,451
Other current assets	5,116	2,240	6,006
Other assets	1,806	(361)	53
Accounts payable	(8,317)	(3,589)	790
Accrued expenses and other	(5,520)	2,046	7,380
Deferred items and other non-current liabilities	469	243	110
Net cash provided by operating activities	20,640	29,973	53,589
INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	125	207	—
Purchases of property and equipment	(15,064)	(17,837)	(14,904)
Net cash used in investing activities	(14,939)	(17,630)	(14,904)
FINANCING ACTIVITIES:			
Borrowings on line of credit	88,107	95,687	86,017
Repayments on line of credit	(93,407)	(112,376)	(133,990)
Payment of loan costs	—	—	(102)
Proceeds from exercise of stock options	6	2,944	1,301
Proceeds from sale of common stock pursuant to Associates Stock Buying Plan	837	1,063	1,189
Excess tax benefit from share-based compensation	—	390	357
Treasury shares acquired	(18)	(66)	(282)
Net cash used in financing activities	(4,475)	(12,358)	(45,510)
Effect of exchange rate changes on cash	121	(82)	(10)
NET INCREASE (DECREASE) IN CASH	1,347	(97)	(6,835)
CASH AT BEGINNING OF PERIOD	6,126	6,223	13,058
CASH AT END OF PERIOD	$ 7,473	$ 6,126	$ 6,223
Other cash flow information:			
Cash paid for interest	$ 2,361	$ 4,997	$ 6,060
Cash paid (refunded) for income taxes	(3,070)	1,497	(6,105)
Non-cash investing activities			
Property and equipment additions in accounts payable	343	360	108

See notes to consolidated financial statements.

WEST MARINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS—West Marine Inc. and its consolidated subsidiaries ("West Marine" or the "Company", unless the context requires otherwise) is a specialty retailer of boating supplies and has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (Internet and call center)—which all sell aftermarket recreational boating supplies directly to customers. At January 3, 2009, West Marine offered its products through 344 company-owned stores in 38 states, Puerto Rico, Canada and one franchised store in Turkey, through its call center channel and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

YEAR-END—The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to December 31. The 2008 fiscal year consisted of the 53 weeks ended January 3, 2009 and fiscal years 2007 and 2006 consisted of the 52 weeks ended December 29, 2007 and December 30, 2006, respectively. The impact on the Company's consolidated financial statements of the additional week was immaterial. References to 2008, 2007 and 2006 are to the fiscal years ended January 3, 2009, December 27, 2008 and December 30, 2006, respectively.

ACCOUNTING ESTIMATES—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of fixed assets; inventory obsolescence and shrinkage reserves; capitalized indirect inventory costs; allowance for doubtful accounts receivable; calculation of accrued liabilities, including workers' compensation and other self-insured liabilities; sales returns reserves, unredeemed gift cards and loyalty program awards; vendor consideration earned; fair value of share-based compensation instruments, income tax valuation allowances and uncertain tax positions; goodwill impairment; legal liabilities; and asset retirement obligations. Actual results could differ from those estimates.

INVENTORIES—Merchandise inventories are carried at the lower of cost or market on an average cost basis. Capitalized indirect costs include freight charges for transporting merchandise to warehouses or store locations and operating costs incurred for merchandising, replenishment and distribution activities. Indirect costs included in inventory value at the end of fiscal years 2008 and 2007 were $21.5 million and $23.3 million, respectively. Indirect costs included in inventory value are recognized as an increase in cost of goods sold as the related products are sold.

Inventories are written down to market value when cost exceeds market value, based on historical experience and current information. Reserves for estimated inventory shrinkage based on historical shrinkage rates determined by the Company's physical merchandise inventory counts and cycle counts was $3.3 million at the end of fiscal years 2008 and 2007. Reserves for estimated inventory market value below cost, based upon current levels of aged and discontinued product and historical analysis of inventory sold below cost, was $6.0 million and $5.5 million at the end of fiscal years 2008 and 2007, respectively.

DEFERRED CATALOG AND ADVERTISING COSTS—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from two months to 10 months. Advertising costs, which are included in selling, general and administrative expenses, are expensed as incurred and were $11.1 million, $14.1 million and $19.6 million in 2008, 2007 and 2006, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3–7 years
Computer software and hardware	3–5 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement which is usually about 10 years.

CAPITALIZED INTEREST—The Company capitalizes interest on major capital projects. During 2008, 2007 and 2006, the Company capitalized approximately $0.1 million, $0.3 million and $0.4 million, respectively.

CAPITALIZED SOFTWARE COSTS—Capitalized computer software, included in property and equipment, reflects costs related to internally-developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a period ranging from three to five years. Internally-developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use."

GOODWILL AND OTHER INTANGIBLE ASSETS—In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company completes an impairment test annually or more frequently if evidence of possible impairment arises. The Company tested goodwill for possible impairment as of December 29, 2007 and concluded that its goodwill was impaired, which resulted in a non-cash impairment charge of $56.9 million recorded in the fourth quarter of fiscal 2007.

Amortization expense for other intangible assets was less than $0.1 million in each of the years 2008, 2007 and 2006. Amortization expense in each of the next five years is not deemed significant.

ASSET RETIREMENT OBLIGATIONS—In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," the Company estimates the fair value of obligations to clean up and restore leased properties under agreements with landlords and records the amount as a liability when incurred. Liabilities for asset retirement obligations were $0.4 million at year-end 2008 and at year-end 2007.

IMPAIRMENT OF LONG-LIVED ASSETS—In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded.

During 2008, 2007, and 2006, the Company recorded asset impairment charges of $2.9 million, $1.3 million and $4.6 million, respectively, primarily for store closures.

FACILITY CLOSING COSTS—In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," in the period a store, warehouse or other facility is closed, the Company records as an obligation the present value of estimated costs that will not be recovered. These costs include employment termination benefits, lease contract termination costs and the book value of abandoned property. For more information, see Note 3.

SELF-INSURANCE OR HIGH DEDUCTIBLE LOSSES—The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its employees. Liabilities associated with these risks are estimated based primarily on amounts determined by actuarial analysis, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

DEFERRED RENT—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about 10 years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are deferred and amortized to reduce rent expense over the expected life of the lease.

INCOME TAXES—Income taxes are accounted for using the asset and liability method under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized. The Company accounts for uncertainties in income taxes recognized in its financial statements in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, an interpretation of SFAS No. 109. For more information, see Note 8.

FAIR VALUE OF FINANCIAL INSTRUMENTS—The carrying values of cash, accounts receivable and accounts payable approximate their estimated fair values due to the short term nature of these instruments. The estimated fair value of long-term debt was $45.2 million as of January 3, 2009. The fair value of long-term debt was estimated based on rates currently offered for debt with similar terms and maturities.

REVENUE RECOGNITION—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse is received by the customer. Reserves for sales returns were as follows:

	2008	2007
	(in thousands)	
Reserve for product sales returns—beginning of year	$ (450)	$(485)
Reserve additions	(2,794)	(606)
Product returns	2,435	641
Reserve for product sales returns—end of year	(809)	(450)

UNREDEEMED GIFT CARDS—Aggregate sales of gift cards for fiscal years 2008, 2007 and 2006 were $13.7 million, $15.5 million and $16.2 million, respectively. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called "breakage." Breakage for unused gift cards is recognized using the "redemption recognition method." Under this method, we estimate breakage based on Company-specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to be unused and not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income for 2008, 2007 and 2006 was $0.5 million, $0.1 million and $1.0 million, respectively, and is included in net revenues in our operating results.

COST OF GOODS SOLD—Cost of goods sold includes costs related to the purchase, transportation and storage of merchandise, shipping expense and store occupancy costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related products are sold.

COMPREHENSIVE INCOME (LOSS)—Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity. The Company's comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity consists of net loss and foreign currency translation adjustments for all periods presented.

FOREIGN CURRENCY—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Other Comprehensive Income in the Consolidated Statements of Stockholders' Equity. Gains (losses) from foreign currency transactions included in selling, general and administrative expense for 2008, 2007 and 2006 were $(2.8) million, $1.6 million and $(0.1) million, respectively.

ACCRUED EXPENSES—Accrued expenses consist of the following (in thousands):

	2008	2007
Accrued compensation and benefits	$10,088	$16,519
Costs associated with exit activities	9,069	1,988
Unredeemed gift cards	5,768	6,915
Other accrued expense	17,331	22,316
Accrued expenses	$42,256	$47,738

NET LOSS PER SHARE—Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if unvested restricted shares and outstanding options to purchase common stock were exercised. The following is a reconciliation of the Company's basic and diluted net loss per share computations (shares in thousands):

	2008		2007		2006	
	Shares	Net Loss Per Share	Shares	Net Loss Per Share	Shares	Net Loss Per Share
Basic and diluted	21,993	$(1.76)	21,764	$(2.30)	21,326	$(0.36)

Excluded from the above computations of diluted per share amounts are options to purchase 3,632,010 shares, 2,556,621 shares and 2,706,671 shares of common stock in 2008, 2007 and 2006, respectively, as these shares were anti-dilutive due to a net loss for all periods.

DERIVATIVE INSTRUMENTS—The Company did not purchase or hold any derivative financial instruments during the three years ended January 3, 2009.

NEW ACCOUNTING PRONOUNCEMENTS—On the first day of fiscal 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," for financial assets and liabilities. The Company has elected to adopt SFAS No. 157 for fair value measurement of non-financial assets and liabilities which are non-recurring (e.g., store asset impairment) at the beginning of fiscal 2009, as allowed by FASB Statement of Position ("FSP") No. 157-2. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company's cash is its primary financial asset and borrowings under a credit facility, which has a variable interest rate, is its primary financial liability. The Company's financial instruments' carrying values approximate fair value due to the short-term nature of these items and/or the current interest rates payable in relation to current market conditions. Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any. Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and is dependent upon the volatility of these rates.

NOTE 2: SHARE-BASED COMPENSATION

West Marine amended and restated its Omnibus Equity Incentive Plan (the "Plan") in 2008. The Plan replaced all previous stock option plans and is intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of associates, non-employee directors and consultants upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent. The Plan permits a variety of compensation methods, including non-qualified stock options, incentive stock options, restricted stock and other share-based awards. All associates, non-employee directors and consultants are eligible to participate under the Plan, with the exception of Randolph K. Repass, Chairman of the Company's Board of Directors and a significant, but not controlling, stockholder. At year-end 2008, 8,400,000 shares of common stock were reserved under the Plan and 681,023 shares were available for future issuance.

Prior to January 1, 2006, the Company accounted for share-based payments using the intrinsic-value recognition method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and SFAS No. 123, "Accounting for Stock-Based Compensation." As awards were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, the Company was not required to (and did not) recognize any related compensation expense prior to January 1, 2006.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," and began recognizing compensation expense for share-based payments based on the fair value of the awards under the modified prospective application method. Share-based payments consist of stock option grants, restricted share awards and stock purchase plan issuances, each as described further below. SFAS No. 123(R) requires that compensation expense be calculated and recognized as follows: (a) grant date fair value calculated in accordance with the original provisions of SFAS No. 123 for unvested awards granted prior to January 1, 2006; (b) grant date fair value calculated in accordance with the provisions of SFAS No. 123(R) for awards granted subsequent to January 1, 2006; and (c) fair value of the shares purchased by employees from the Company's stock purchase plan subsequent to January 1, 2006. The effect of the adoption of SFAS No. 123(R) on future operating results will depend, among other things, on levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

On December 22, 2005, the Board of Directors of the Company, upon the recommendation of the Board's Governance and Compensation Committee, approved the acceleration of vesting of all stock options then held by current employees, making all of the outstanding stock options at December 31, 2005 vested and exercisable, primarily to avoid recognition of compensation expense in future periods. The additional pre-tax expense that, absent the accelerated vesting, would have been reflected in the Company's consolidated statements of income for 2008 and 2007 was approximately $3.7 million and $4.9 million, respectively.

Share-based compensation expense for 2008, 2007 and 2006 was approximately $2.3 million, $2.0 million and $1.5 million, respectively, of which expense for stock options was $1.7 million, $1.3 million and $0.4 million in 2008, 2007 and 2006, respectively. In 2008, the Company did not recognize any tax benefits from settlement of equity compensation, because its overall tax position is a net operating loss. In 2007 and 2006, the Company recognized $0.5 million and $0.7 million in tax benefit for options exercised, restricted stock vested and disqualifying stock purchase plan transactions of which $0.4 million and $0.3 million, respectively, was recognized as excess tax benefits in additional paid-in capital, and $0.4 million was recognized as cash flow from financing activities in both 2007 and 2006. The tax benefit was included in the Company's consolidated statement of operations for the same period. Share-based compensation of $0.4 million was included in capitalizable indirect inventory costs in both 2008 and 2007 and $0.1 million in 2006.

Stock Options

West Marine awards options to purchase shares of common stock to certain eligible associates employed at the time of the grant. Options granted under the Plan after year-end 2006 vest over three years and expire five years following the grant date. Grants in 2006 vest over four years and generally expire five years from the grant date. The Company has determined the fair value of options awarded by applying the Black-Scholes Merton option pricing valuation model and using following assumptions:

	2008	2007	2006
Expected price volatility	44%	38%	43%
Risk-free interest rate	2.1%-2.9%	4.5%-4.9%	4.2%-5.0%
Weighted-average expected term (years)	3.5	3.5	3.8
Dividend yield	—	—	—

Expected price volatility: This is the percentage amount by which the price of West Marine common stock is expected to fluctuate annually during the estimated expected life for stock options. Expected price volatility is calculated using historical daily closing prices over a period matching the weighted-average expected term, as management believes such changes are the best indicator of future volatility. An increase in expected price volatility would increase compensation expense.

Share issuance: The Company's policy is to issue new shares of common stock for purchase under the Plan. Shares of common stock are authorized by the Company's Board of Directors, subject to stockholder approval, for issuance under the Plan. Subject to adjustment, the maximum number of shares currently available for grant under the Plan may not exceed 8,400,000 shares.

Risk-free interest rate: This is the U.S. Treasury zero-coupon rate, as of the grant date, for issues having a term equal to the expected life of the stock option. An increase in the risk-free interest rate would increase compensation expense.

Expected term: This is the period of time over which stock options are expected to remain outstanding. The Company calculates expected term based on the Staff Accounting Bulletin No. 110 approach (average of the vesting period and the full contractual term). The expected term is the same in 2008 as in 2007. The expected term decreased in 2007 in comparison to 2006 due to a reduction of the vesting period from four years to three years. An increase in the expected term would increase compensation expense.

Dividend yield: The Company historically has not made any dividend payments nor does it expect to pay dividends in the foreseeable future. An increase in the dividend yield would decrease compensation expense.

A summary of the Company's stock option activity in 2008 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Option Grant Date Fair Value
Outstanding at year-end 2007 (2,176,825 shares exercisable at a weighted average price of $19.10)	2,914,874	$17.96	$10.24
Granted	1,214,610	5.15	1.81
Exercised	(1,429)	4.51	3.18
Forfeited	(90,526)	11.63	4.16
Expired	(305,946)	18.56	12.03
Outstanding at year-end 2008 (2,100,069 shares exercisable at a weighted average price of $18.57)	3,731,583	13.89	7.52

The weighted-average grant date fair value of options granted in 2008, 2007 and 2006 was $1.81, $5.13 and $5.64 per share, respectively. The aggregate fair value of options vested during 2008, 2007 and 2006 was $2.0 million, $0.8 million and insignificant, respectively.

As of market close January 2, 2009, the aggregate intrinsic value for stock options outstanding was $0.1 million in the aggregate, and de minimis for options exercisable. The total intrinsic value of options actually exercised in 2008 was de minimis, and in 2007 and 2006 was $1.1 million and $1.0 million, respectively. In 2008, the weighted-average grant date fair value of options for options granted was $1.81 per share. There were 366,769 options that vested in 2008 with an aggregate grant date fair value of $2.0 million. At January 3, 2009, unrecognized compensation expense for stock options, net of expected forfeitures, was $3.4 million, with a weighted-average expense recognition period of 1.9 years.

Additional information for options outstanding at year-end 2008 is as follows:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 0 – $ 7.00	1,290,483	4.1	$ 5.11	109,773	2.2	$ 4.54
7.01 – 10.75	165,072	0.9	8.57	165,072	0.9	8.57
10.76 – 15.54	767,053	3.1	15.09	353,749	3.2	15.31
15.55 – 22.00	805,660	4.5	16.74	768,160	4.4	16.74
22.01 – 29.70	703,315	5.6	27.05	703,315	5.6	27.05
$ 0 – 29.70	3,731,583	3.9	$13.89	2,100,069	3.9	$18.57

At January 3, 2009, there were 1,714,173 stock option shares expected to vest in the future, with an intrinsic value of $0.1 million, a weighted average exercise price of $9.11 per share and a weighted average remaining contractual term of 1.9 years.

Restricted Share Awards

The Plan also provides for awards of shares to eligible associates and directors that are subject to restrictions on transfer for a period of time (commonly referred to as "restricted shares"). Compensation expense for restricted share awards was $0.2 million. As of January 3, 2009, unrecognized compensation expense for unvested restricted share awards, net of expected forfeitures, was $0.1 million. A summary of restricted share activity in 2008 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at year-end 2007 (Weighted average remaining vesting period of 1.2 years)	28,440	$15.88
Granted	10,529	4.73
Vested	(16,819)	15.40
Forfeited	(2,321)	16.58
Unvested at year-end 2008 (Weighted average remaining vesting period of 0.4 years)	19,829	10.28

The weighted-average grant date fair value of restricted shares granted in 2008, 2007 and 2006 was $4.73, $13.59 and $14.61 per share, respectively. The total fair value of restricted shares vested in 2008, 2007 and 2006 was $0.3 million, $0.3 million and $1.0 million, respectively.

Associates Stock Buying Plan

The Company has an Associates Stock Buying Plan (the "Buying Plan") under which all eligible associates may elect to participate on semiannual grant dates. Participating associates purchase West Marine shares at 85% of the lower of the closing price on (a) the grant date or (b) the purchase date. For the 53-weeks ended January 3, 2009, 197,559 shares were purchased and $0.3 million of expense was recognized. At January 3, 2009, 154,579 shares were available for future issuance under the Purchase Plan. Assumptions used in determining the fair value of grants under the Purchase Plan during 2008 were as follows:

Expected price volatility	66% - 67%
Risk-free interest rate	0.2% - 0.9%
Weighted-average expected term (years)	0.5
Dividend yield	—

NOTE 3: STORE CLOSURES AND OTHER RESTRUCTURING COSTS

Restructuring charges include severance costs, lease termination fees, legal and professional fees paid for lease termination negotiations, and other costs associated with the closure of facilities. The Company has accounted for costs associated with severance benefits in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." These benefits are detailed in an approved severance plan, which is specific as to number, position, location and timing. In addition, severance benefits are communicated in specific detail to affected employees and it is unlikely that the plan will change when the costs are recorded. Costs are recognized over the period services are rendered, otherwise they are recognized when they are communicated to the employees. Other associated costs, such as legal and professional fees, have been expensed as incurred, in accordance with SFAS No. 146.

During the second half of 2008, management completed restructuring activities which included the closure of 24 stores, the distribution center located in Hagerstown, Maryland and the call center located in Largo, Florida. The closures did not collectively represent a segment, reporting unit, subsidiary or asset group of the

Company and, therefore, did not meet the definition of discontinued operations under SFAS No. 144. The Company store closure and other restructuring costs totaling $10.7 million, consisting of $6.9 million for stores, $0.1 million for Port Supply, $2.9 million for the distribution center, $0.5 million for the call center and $0.2 million for reductions in force at the Watsonville Support Center. During 2008, the Company also recognized incremental expense for stores which were closed during the year ended December 30, 2006, as discussed below.

In 2006, restructuring activities primarily were related to the Stores segment. West Marine closed 35 stores and consolidated most call center operations in the Largo, Florida facility. The Company recognized charges of $10.9 million in 2006, comprised of $6.3 million for estimated lease contract termination obligations, and $4.7 million of severance benefits and other store closure costs. Accrued liabilities related to store closure costs outstanding at year-end 2006 were $3.0 million. In 2007, West Marine increased the reserve for these stores by $0.6 million. In 2008, due to unfavorable macro-economic conditions, West Marine increased reserves for lease contract termination obligations by $2.0 million.

In fiscal 2007, impairment expenses of $1.3 million, previously presented in "Selling, general and administrative expense" have been reclassified as "Impairment of long-lived assets." In fiscal 2006, store impairment expenses of $4.6 million, previously presented in "Store closures and other restructuring costs" have been reclassified as "Impairment of long-lived assets."

Costs and obligations (included in "Accrued liabilities" in the Company's Consolidated Balance Sheets) recorded by the Company in 2008, 2007 and 2006 in conjunction with the store closures and other restructuring costs are as follows (in thousands):

	Termination Benefits and Other Costs	Store Lease Termination Costs	Total
Beginning balance, January 1, 2006	$ —	$ —	$ —
Charges	4,686	6,250	10,936
Payments	(4,117)	(3,813)	(7,930)
Ending balance, December 30, 2006	$ 569	$ 2,437	$ 3,006
Charges	—	558	558
Payments	(569)	(1,007)	(1,576)
Ending balance, December 29, 2007	$ —	$ 1,988	$ 1,988
Charges	3,023	7,664	10,687
Payments	(1,954)	(1,652)	(3,606)
Ending balance, January 3, 2009	$ 1,069	$ 8,000	$ 9,069

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at fiscal year-end 2008 and 2007 (in thousands):

	At Year-End	
	2008	2007
Furniture and equipment	$ 57,429	$ 68,646
Computer software and hardware	91,264	103,828
Leasehold improvements	59,883	62,261
Land and building	7,406	7,396
Property and equipment, at cost	215,982	242,131
Accumulated depreciation and amortization	(156,367)	(174,610)
Property and equipment, net	$ 59,615	$ 67,521

Depreciation and amortization expense for property and equipment was $18.6 million, $19.5 million and $21.5 million in 2008, 2007 and 2006, respectively.

NOTE 5: LINES OF CREDIT AND LONG–TERM DEBT

The Company has a five-year, $225.0 million loan agreement with a group of lenders. The amount available to be borrowed is based on a percentage of the Company inventory (but does not include capitalized indirect costs) and accounts receivable. The loan agreement contains certain covenants, including but not limited to, restrictions on the ability of the Company to incur debt, grant liens, make acquisitions and investments, pay dividends and sell or transfer assets. Additionally, a minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base must be maintained. At the Company's option, subject to certain conditions and restrictions, the loan agreement provides up to $25.0 million in additional financing during the term. The credit facility is guaranteed by the Company and is secured by a security interest in all of the accounts receivable and inventory of the Company, certain other assets related thereto and all proceeds thereof. The credit facility includes a $50.0 million sub-facility available for the issuance of commercial and standby letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

At West Marine's election, borrowings under the credit facility will bear interest at one of the following rates: (1) the prime rate announced by Wells Fargo Bank, National Association at its principal office in San Francisco, California or (2) the interest rate per annum at which deposits in U.S. dollars are offered by reference lenders to prime banks in designated markets located outside the United States. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility. For 2008 and 2007, the weighted average interest rate on all of the Company's outstanding borrowings was 4.2% and 6.6%, respectively. As of January 3, 2009, we were in compliance with our bank covenants.

At the end of fiscal year 2008, borrowings under this credit facility were $47.0 million, bearing interest at rates ranging from 1.7% to 3.3%, and $68.8 million was available for future borrowings. At the end of fiscal year 2007, borrowings under this credit facility were $52.3 million, bearing interest at rates ranging from 5.9% to 7.0%, and $76.8 million was available to be borrowed. At the end of fiscal year 2008 and 2007, the Company had $5.8 million and $6.6 million, respectively, of outstanding commercial and stand-by letters of credit. The credit facility does not require a daily sweep lockbox arrangement except in specific circumstances, such as the occurrence of an event of default.

NOTE 6: RELATED PARTY TRANSACTIONS

Prior to July 1, 2007, the Company purchased merchandise from a supplier in which the Chairman of the Company's Board of Directors, Randolph K. Repass, was an investor and a member of the board of directors. The supplier was acquired by an unrelated party and is no longer a related party from that date forward. The Company's cost of sales during 2007 and 2006 included $6.8 million and $9.4 million, respectively, for goods purchased from the related supplier. Accounts payable to the related supplier at year-end 2006 was $0.4 million and purchases from the related supplier included in merchandise inventories at year-end 2006 were $6.5 million.

Since February 2002, West Marine has leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. Prior to that, the Company leased its Palo Alto store directly from Randolph K. Repass. The Company also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, the Company leases its Watsonville, California support center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each partnership and, together with certain members of his family, he owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg, our Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which the Company leases its Watsonville, California support center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to the above-related parties during fiscal years 2008, 2007 and 2006 in the aggregate amount of approximately $1.9 million, $1.9 million and $1.7 million, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment, and space for its retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for periodic rent adjustments based on store revenues, the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2008 were as follows (in thousands):

2009	$ 44,406
2010	37,387
2011	29,350
2012	21,646
2013	14,786
Thereafter	49,751
Minimum non-cancelable lease payments, net	$197,326

No assets of the Company were subject to capital leases at fiscal year-end 2008, 2007 or 2006. All but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment and, therefore, have been excluded from the table.

Following is a summary of rent expense by component (in thousands):

	2008	2007	2006
Minimum rent	$51,927	$43,769	$52,211
Percent rent	114	142	183
Sublease income	(89)	(128)	(99)
Rent paid to related parties	1,851	1,862	1,692
Total rent expense	$53,803	$45,645	$53,987

On March 21, 2008, a former hourly associate filed a lawsuit in the California Superior Court, County of Orange. The suit alleges, among other things, that the Company failed to provide meal and rest periods, correct itemized statements, pay discharged employee, and engaged in unfair business practices in violation of certain applicable sections of the California Labor Code and the California Business and Professions Code. The plaintiff seeks to represent himself and all similarly situated current and former hourly-paid associates employed by the Company in the State of California. Although the Company continues to believe that its associates were provided the required meal and rest breaks and, therefore, denies the claims underlying the lawsuit, in December 2008 the Company decided to settle this lawsuit in order to avoid significant legal fees, the uncertainty of a jury trial, distractions to Company operations, and other expenses and time that would have to be devoted to protracted litigation. Pursuant to the settlement, the Company will pay up to $0.2 million (with a floor amount equal to 55% to cover claims by eligible class members after deductions for plaintiff attorneys' fees and costs, class administration costs and payment to the named plaintiff). The exact amount that will be paid depends on the court's approval, as well as on the number and amount of claims that are submitted by class members. The court will hold a hearing on or about April 9, 2009 to consider preliminary approval of the settlement agreement. The Company does not expect the settlement to have a material adverse effect on its future financial position or results of operations.

The Company also is party to various legal proceedings and claims including the SEC investigation described in Item 1A of this report under "The SEC's current investigation arising form prior restatement of our historical financial results may adversely affect our financial condition, results of operations and the price of our common stock," as well as those arising from normal business activities. Based on the facts currently available, the Company does not believe that the disposition of matters that are pending or asserted, individually or in the aggregate, will have a material adverse effect on future financial results. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact the Company's results of operations in any given period.

In addition, the Company's sales and use tax filings are subject to audit by authorities in the jurisdictions where it conducts business, which may result in assessments of additional taxes. As required by SFAS No. 5, "Accounting for Contingencies," the Company accrues a liability for this type of contingency when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company believes it has adequately provided for obligations that would result from these legal and sales and use tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. The Company is currently under audit for sales taxes in several jurisdictions. The tax periods open to examination by the major taxing jurisdictions for sales and use taxes are fiscal 2004 through fiscal 2007. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's future financial condition or results of operations.

NOTE 8: INCOME TAXES

Following is a summary of the provision (benefit) for income taxes (in thousands):

	2008	2007	2006
Currently payable:			
Federal	$(1,028)	$ (280)	$ 430
State	358	(237)	437
Foreign	20	—	(38)
	(650)	(517)	829
Deferred:			
Federal	11,775	(7,435)	(4,083)
State	2,405	2,859	(92)
Foreign	—	—	208
	14,180	(4,576)	(3,967)
(Benefit)/Expense for income taxes	$13,530	$(5,093)	$(3,138)

Following is a summary of the difference between the effective income tax rate and the statutory federal income tax rate:

	2008	2007	2006
Statutory federal tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal tax benefit	(4.0)	3.1	2.1
Non-deductible permanent items	1.6	0.3	2.0
Non-deductible goodwill (1)	—	22.5	—
Valuation allowance on net deferred tax assets	91.7	—	—
Other	(0.8)	(0.1)	1.7
Effective tax rate	53.5%	(9.2)%	(29.2)%

(1) Represents the tax effect of the Company's 2007 non-cash impairment charge related to goodwill of $56.9 million. Of this amount, $35.4 million is permanently non-deductible, resulting in $14.1 million additional tax expense in 2007 for federal and state purposes.

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Following is a summary of the tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities (in thousands):

	2008	2007
Current:		
Accrued expenses	$ 8,861	$ 5,888
Deferred compensation costs	1,436	1,924
Prepaid expenses	(1,423)	(1,787)
Capitalized inventory costs	1,029	2,144
Other	587	(461)
Total current	10,490	7,708
Non-current:		
Deferred rent	1,641	1,820
Fixed assets	(1,160)	(2,766)
Intangible assets	6,126	6,803
Net operating loss carryforwards	8,268	3,654
State tax credits	5,560	5,428
Other	2,975	2,641
Total non-current	23,410	17,580
Valuation allowance	(33,900)	(10,719)
Total deferred tax assets	$ —	$ 14,569

At year-end 2007, the Company valued the foreign deferred taxes and corresponding valuation allowance at a differential rate based on the foreign rate, net of the U.S. federal rate. At year-end 2008 the gross foreign net deferred tax assets and full valuation allowance have been presented at their respective foreign rates for all periods resulting in an increase in the deferred tax assets and valuation allowance of $3.2 million and $2.2 million for 2007 and 2006, respectively.

At year-end 2007 and for the first quarter of 2008, management forecasted sufficient income in future years to fully utilize all of the Company's net deferred tax assets. However, in the second quarter of 2008, with lower projected earnings in the near term, management's assumptions about the Company's ability to use these assets changed. A valuation allowance must be provided if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. Cumulative losses are a form of objective negative evidence that carries more weight than subjective positive evidence, such as forecasts. After examining all of the available evidence, both positive and negative, the Company determined a full valuation allowance was appropriate. The Company has provided a full valuation allowance on its deferred tax assets of $33.9 million and a partial valuation allowance of $10.7 million at year end 2008 and 2007, respectively.

This fiscal 2008 adjustment will have no impact on the Company's cash flow or future prospects, nor does it alter the Company's ability to utilize the underlying net operating losses and credit carryforwards for income tax purposes in the future, the utilization of which is limited to achieving future taxable income.

At year-end 2008, the Company had $10.9 million for federal income tax net loss carryforwards and $47.0 million for state income tax net loss carryforwards that expire between 2009 and 2028. In addition, the Company had California state enterprise zone credits of $5.1 million that may be used for an indefinite period of time and South Carolina tax credits of $1.7 million that expire between 2013 and 2017. These carryforwards are available to offset future federal and state taxable income. At year-end 2008, the Company had foreign net loss carryforwards of $3.8 million that expire between 2009 and 2026.

Following is a summary of the change in valuation allowance (in thousands):

	2008	2007	2006
Valuation allowance—beginning of year	$10,719	$ 5,612	$1,671
Valuation allowance additions	23,181	5,107	3,941
Valuation allowance—end of year	$33,900	$10,719	$5,612

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, Puerto Rico and Canada. The federal statute of limitations for examination by authorities is open for the years 2004 through 2007. With few exceptions, the statute of limitations for state jurisdictions is open for the years 2005 through 2007. The statute of limitations for income tax return examinations is four years for Puerto Rico and seven years for Canada.

The Company adopted the provisions of FIN 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,"* on December 31, 2006 (the beginning of fiscal year 2007), and as a result of the implementation the Company recognized a $0.2 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the December 31, 2006 balance of retained earnings.

Following is a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	2008	2007
Unrecognized tax benefit—beginning of year	$2,547	$2,963
Additions based on tax positions related to the current year	67	108
Additions for tax positions of prior years	69	82
Reductions for tax positions of prior years	(78)	(340)
Settlements	(138)	(200)
Lapse of statutes of limitations	(174)	(66)
Unrecognized tax benefit—end of year	$2,293	$2,547

Included in the balance of unrecognized tax benefits at January 3, 2009 and December 29, 2007 are $1.8 million and $2.0 million of tax benefits, respectively that if recognized would affect the Company's effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes. During fiscal year 2008, interest and penalties were immaterial. During both fiscal years 2007 and 2006, the Company recognized less than $0.1 million of interest expense. The Company had accrued $0.2 million for the payment of interest and $0.1 million for the payment of penalties at January 3, 2009, and $0.2 million for the payment of interest at December 29, 2007. The Company is unable to make a determination as to whether or not recognition of any unrecognized tax benefits will occur within the next 12 months nor can we make an estimate of the range of any potential changes to the unrecognized tax benefits.

NOTE 9: EMPLOYEE BENEFIT PLANS

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan were $0.6 million for fiscal years 2008, 2007 and 2006. Plan participants may choose from an array of mutual fund investment options. The plan does not permit investments in West Marine common stock.

NOTE 10: SEGMENT INFORMATION

The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (Internet and call center)—all of which sell merchandise directly to customers. The customer base overlaps between the Company's Stores and Port Supply segments, and between its Stores and Direct Sales segments. All processes for the three segments within the supply chain are commingled, including purchases from vendors, distribution center activity and customer delivery.

In addition to the Company's 10 stores located in Canada and one franchised store located in Turkey, revenues are attributed to geographic locations based on the location to which the Company ships its products. Through the Direct Sales segment, the Company promotes and sells products internationally through both its and websites and call center. The Company operates primarily in the United States with foreign revenues representing 5% or less of total net revenues during fiscal years 2008, 2007 and 2006, and foreign long-lived assets totaled less than 2% of long-lived assets at each of these dates.

Segment assets are those directly allocated to an operating segment's operations. For the Stores segment, assets primarily include leasehold improvements, computer assets, fixtures, land and buildings. For the Port Supply and Direct Sales segments, assets primarily include computer assets. Unallocated assets include merchandise inventory, shared technology infrastructure, distribution centers, corporate headquarters, prepaid expenses, deferred taxes and other assets. Capital expenditures and depreciation expense for each segment are allocated to the assets assigned to the segment. Contribution is defined as net revenues less product costs and direct expenses.

Following is financial information related to the Company's business segments (in thousands):

	2008	2007	2006
		(in thousands)	
Net revenues:			
Stores	$551,815	$594,080	$629,890
Port Supply	39,483	41,636	43,509
Direct Sales	39,960	43,845	43,245
Consolidated net revenues	$631,258	$679,561	$716,644
Contribution:			
Stores	$ 43,707	$ 12,285(1)	$ 54,806
Port Supply	(1,359)	1,309	5,899
Direct Sales	5,659	6,251	5,095
Consolidated contribution	$ 48,007	$ 19,845	$ 65,800
Reconciliation of consolidated contribution to net income (loss):			
Consolidated contribution	$ 48,007	$ 19,845	$ 65,800
Less:			
Indirect costs of goods sold not included in consolidated contribution	(33,218)	(32,598)	(31,493)
General and administrative expense	(37,721)	(38,355)	(38,663)
Interest expense	(2,338)	(3,962)	(6,406)
Benefit (provision) for income taxes	(13,530)	5,094	3,138
Net loss	$ (38,800)	$ (49,976)	$ (7,624)

(1) Includes $56.9 million of goodwill written off in the fourth quarter of 2007.

	2008	2007	2006
		(in thousands)	
Assets:			
Stores	$ 37,623	$ 43,017	$103,581
Port Supply	5,400	6,812	6,576
Direct Sales	808	1,409	2,872
Unallocated	270,761	317,080	317,100
Total assets	$314,592	$368,318	$430,129
Capital expenditures:			
Stores	$ 9,383	$ 10,504	$ 10,281
Port Supply	984	158	452
Direct Sales	131	2,661	835
Unallocated	4,566	4,514	3,336
Total capital expenditures	$ 15,064	$ 17,837	$ 14,904
Depreciation and amortization:			
Stores	$ 10,998	$ 12,334	$ 13,118
Port Supply	315	422	551
Direct Sales	493	820	1,070
Unallocated	6,974	6,160	6,941
Total depreciation and amortization	$ 18,780	$ 19,736	$ 21,680

NOTE 11: QUARTERLY FINANCIAL DATA

(Unaudited and in thousands, except per share data)

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$113,263	$226,681	$180,249	$111,065
Gross profit	22,485	78,411	49,731	16,819
Selling, general and administrative expense	46,821	48,872	43,853	37,284
Income (loss) from operations	(24,602)(1)	27,588(2)	4,012(4)	(29,930)(5)
Net income (loss)	(17,661)(1)	4,441(2,3)	3,421(4)	(29,001)(5)
Net income (loss) per share:				
Basic	$ (0.81)(1)	$ 0.20(2,3)	$ 0.16(4)	$ (1.31)(5)
Diluted	(0.81)(1)	0.20(2,3)	0.16(4)	(1.31)(5)
Stock trade price:				
High	$ 9.44	$ 7.05	$ 6.21	$ 6.47
Low	6.40	4.10	3.45	3.91

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$125,783	$247,091	$188,391	$118,296
Gross profit	27,090	85,906	57,916	23,973
Selling, general and administrative expense	43,649	51,181	46,835	45,556
Income (loss) from operations	(16,965)	34,721	11,045	(79,908)(6)
Net income (loss)	(11,352)	20,802	6,160	(65,586)(6)
Net income (loss) per share:				
Basic	$ (0.53)	$ 0.96	$ 0.28	$ (3.00)(6)
Diluted	(0.53)	0.95	0.28	(3.00)(6)
Stock trade price:				
High	$ 18.21	$ 18.26	$ 16.98	$ 12.13
Low	15.70	13.19	11.35	8.39

(1) Includes a $0.3 million charge for impairment of long-lived assets and $1.6 million of costs related to an SEC investigation.

(2) Includes a $2.0 million charge for impairment of long-lived assets and $0.5 million of costs related to an SEC investigation.

(3) Includes a charge of $14.6 million to provide a full valuation allowance against all net deferred tax assets.

(4) Includes the following items on a pre-tax basis: a $1.7 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $0.2 million pre-tax charge for impairment of long-lived assets.

(5) Includes the following items on a pre-tax basis: a $9.0 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $0.4 million pre-tax charge for impairment of long-lived assets.

(6) Includes the following items on a pre-tax basis: a $56.9 million non-cash charge for impairment of goodwill (see Note 1 to our consolidated financial statements for further discussion); $2.7 million of costs related to an SEC investigation; $1.3 million of termination severance payments to our former chief executive officer; and a $0.9 million non-cash charge for impairment of long-lived assets.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of January 3, 2009, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. We assessed the effectiveness of our internal control over financial reporting as of January 3, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of January 3, 2009.

The effectiveness of our internal control over financial reporting as of January 3, 2009 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Remediation of Material Weakness identified as of December 29, 2007

As disclosed in Item 9A of our annual report on Form 10-K for the year ended December 29, 2007, we identified two material weaknesses in our internal control over financial reporting as of December 29, 2007. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness resulted from West Marine's failure to maintain sufficient accounting resources with adequate training in the application of generally accepted accounting principles commensurate with its financial reporting requirement and the complexity of West Marine's operations and transactions. The second material weakness resulted from West Marine's ineffective monitoring and oversight over the preparation of significant accounting estimates.

As a result of these material weaknesses, we failed to identify and correct in a timely manner a material understatement of our workers' compensation liability reserves. In addition to the workers' compensation liability adjustment, several other errors were identified that individually were not material but in the aggregate required adjustments to West Marine's 2007 and prior-period financial statements. The accounts affected included inventory reserves, vendor allowances, capitalized indirect costs, sales and use tax accruals, sales return reserves, software development costs, software asset impairments, foreign currency translation gains/losses, deferred income taxes and stock-based compensation. We also identified certain items incorrectly presented on a net basis in its consolidated statements of cash flows, including changes in merchandise inventories, repayments and borrowings on our credit facility, and the non-cash portion of fixed assets purchases. We also identified errors in its segment information disclosure, incorrectly excluding required information regarding assets, capital expenditures and depreciation for its reportable segments. Further, we identified errors in the presentation of certain accrued expenses in its financial statement footnotes. These adjustments resulted in the restatement of interim and annual financial statements as described in Note 2 to the consolidated financial statements included in our annual report for the year ended December 29, 2007.

During 2008, management completed the evaluation and enhancement of its finance and accounting organizational structure. Supervisory procedures were improved with additional levels of analysis and review. In the second quarter of 2008, we added associates possessing proper accounting knowledge, experience and training in the application of GAAP to our finance and accounting organizations. In the first quarter of 2008, we further enhanced our process to ensure that validation of management's conclusions regarding significant accounting policies and their application to our business transactions were carried out by personnel with an appropriate level of accounting knowledge, experience and training. We also enhanced our workers' compensation reserve analysis to include periodic actuarial analysis to assist in the establishment of an appropriate reserve for workers' compensation claims combined with management's verification and reconciliation of reports prepared by our claims administrators used to calculate our workers' compensation liability.

Following our testing of internal control over financial reporting, we have determined that such material weaknesses were remediated and that our internal control was effective as of January 3, 2009. See "Management's Report on Internal Control over Financial Reporting" in Item 8 of this annual report on Form 10-K for the year ended January 3, 2009.

Changes in the Fourth Quarter of 2008

There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than completion of the actions taken to remediate the material weaknesses which existed as of December 29, 2007, as described above.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders.

ITEM 11—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement for the 2009 annual meeting of stockholders.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1 & 2. Reports of Independent Registered Public Auditing Firm

Consolidated Balance Sheets as of year-end 2008 and 2007

Consolidated Statements of Operations for years 2008, 2007 and 2006

Consolidated Statements of Stockholders' Equity for years 2008, 2007 and 2006

Consolidated Statements of Cash Flows for years 2008, 2007 and 2006

Notes to Consolidated Financial Statements

3. Exhibits:

Exhibit Index

Exhibit Number	Exhibit
3.1	Certificate of Incorporation of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Annual Report on Form 10-K for the year ended January 3, 2004).
3.2	Bylaws of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Current Report on Form 8-K, dated March 8, 2007 and filed with the Commission on March 13, 2007).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to West Marine's Registration Statement on Form S-1 (Registration No. 33-69604)).
10.1	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.2*	Omnibus Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated May 21, 2008 and filed with the Commission on May 22, 2008).
10.2.1*	Form of Notice of Grant of Stock Options and Option Agreement for Employees, effective as of June 1, 2007 (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.2.2*	Form of Notice of Grant of Stock Options for Non-Employee Directors (incorporated by reference to Exhibit 10.3.2 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.2.3*	Notice to holders of West Marine, Inc. stock options regarding accelerated vesting (incorporated by reference to Exhibit 10.4 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed with the Commission on December 29, 2005).
10.3*	Associates Stock Buying Plan, as amended and restated effective March 2002 (incorporated by reference to Exhibit 10.3 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.3.1*	Amendment Number One to the Associates Stock Buying Plan (incorporated by reference to Exhibit 10.2 to West Marine's Registration Statement on Form S-8 (Registration No. 333-143285)).
10.4	Lease Agreement, dated as of June 15, 1995, by and among John E. Van Valkenburgh, Carl D. Panattoni and West Marine Products, Inc., for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.9 to West Marine's Annual Report on Form 10-K for the year ended December 30, 1995).
10.4.1	Addendum, dated as of June 3, 1996, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.10.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.4.2	First Amendment, dated as of March 23, 1999, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.10.2 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.4.3	Second Amendment, dated as of June 11, 2002, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.7 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003).

Exhibit Number	Exhibit
10.4.4	Third Amendment, dated as of April 1, 2003, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.7.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 2003).
10.5	Lease Agreement, dated as of March 11, 1997, between Cabot Industrial Venture A, LLC, as successor to Cabot Industrial Properties, L.P., as successor to W/H No. 31, L.L.C, and West Marine, Inc., for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).
10.5.1	First Amendment, dated as of August 11, 1998, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).
10.5.2	Second Amendment, dated as of April 18, 2000, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.2 to West Marine's Quarterly Report on Form 10-K for the year ended December 29, 2001).
10.5.3	Third Amendment, dated as of July 26, 2004, to the Lease Agreement for the Rock Hill, South Carolina distribution facility (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated October 4, 2004 and filed with the Commission on October 8, 2004).
10.6	Lease Agreement, dated as of June 26, 1997, by and between Watsonville Freeholders and West Marine Products Inc., for the Watsonville, California offices and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997).
10.6.1	First Amendment of Lease, dated as of July 27, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.14 to West Marine, Inc.'s Current Report on Form 8-K dated July 27, 2005 and filed with the Commission on July 28, 2005).
10.6.2	Second Amendment of Lease, dated as of December 22, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.3 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed with the Commission on December 29, 2005).
10.7	Loan and Security Agreement, dated as of December 29, 2005, among West Marine Products, Inc., each of the persons identified as borrowers on the signature pages thereof, each of the persons identified as guarantors on the signature pages thereof, the financial institutions from time to time party thereto as lenders, Wells Fargo Bank, National Association, as Issuing Lender, and Wells Fargo Retail Finance, LLC, as Agent for the lenders (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 29, 2005 and filed with the Commission on January 4, 2006).
10.7.1	Letter Agreement, dated as of December 13, 2006, by and between Wells Fargo Retail Finance, LLC, as Agent and a Lender, and West Marine Products, Inc. (incorporated by reference to Exhibit 10.9.1 to West Marine's Annual Report on Form 10-K for the year ended December 30, 2006).
10.8	Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended October 2, 2004).
10.8.1	Amendment, dated as of April 7, 2005, to Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended April 2, 2005).

Exhibit Number	Exhibit
10.9*	Executive Employment Agreement, dated as of December 11, 2006, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 11, 2006 and filed with the Commission on December 12, 2006).
10.9.1*	First Amendment to Executive Employment Agreement, dated as of September 27, 2007, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.2 to West Marine's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).
10.10*	Letter Agreement, dated as of December 10, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed with the Commission on December 14, 2007).
10.10.1*	Confidentiality and Non-Solicitation Agreement, dated as of December 14, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed with the Commission on December 14, 2007).
10.10.2*	First Amendment to Letter Agreement, dated as of November 7, 2008, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated November 7, 2008 and filed with the Commission on November 13, 2008).
10.11*	Executive Termination Compensation Agreement, dated as of September 9, 2004, by and between West Marine, Inc. and Bruce Edwards (incorporated by reference to Exhibit 10.15 of West Marine's Annual Report on Form 10-K for the year ended December 31, 2005).
10.12*	Offer Letter, dated as of February 7, 2006, to Ronald Japinga from West Marine, Inc. (incorporated by reference to Exhibit 10.3 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.12.1*	Executive Termination Compensation Agreement, dated as of February 13, 2006, by and between West Marine, Inc. and Ronald Japinga. (incorporated by reference to Exhibit 10.4 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
21.1**	List of Subsidiaries.
23.1**	Consent of Independent Registered Public Accounting Firm.
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

* Indicates a management contract or compensatory plan or arrangement within the meaning of Item 601(b)(10)(iii) of Regulation S-K.

** Filed with West Marine's Annual Report on Form 10-K for the year ended January 3, 2009, as filed with the Commission on March 16, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2009

WEST MARINE, INC.

By: /s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer

Power of Attorney

West Marine, Inc. a Delaware corporation, and each person whose signature appears below, constitutes and appoints Geoffrey A. Eisenberg and Thomas R. Moran, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this annual report on Form 10-K and any and all amendments to such annual report on Form 10-K and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of West Marine, Inc. and in the capacities and on the dates indicated.

Signature Capacity

/s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President, Chief Executive Officer and Director
(Principal Executive Officer)

March 16, 2009

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

March 16, 2009

/s/ RANDOLPH K. REPASS

Randolph K. Repass
Chairman of the Board and Director

March 16, 2009

/s/ DAVID MCCOMAS

David McComas
Director

March 16, 2009

/s/ ALICE M. RICHTER

Alice M. Richter
Director

March 16, 2009

/s/ PETER ROY

Peter Roy
Director

March 16, 2009

/s/ DANIEL J. SWEENEY

Daniel J. Sweeney
Director

March 16, 2009

/s/ WILLIAM U. WESTERFIELD

William U. Westerfield
Director

March 16, 2009

Company Data

Board of Directors

Randolph K. Repass
Chairman of the Board

Geoffrey A. Eisenberg
President and Chief Executive Officer

David McComas [5,6]
Retired Chairman, President and Chief Executive Officer, Eye Care Centers of America, Inc.[7]

Alice M. Richter [1,3]
Member, Board of Directors and Audit Committee Chair, G&K Services, Inc. [7]*; Member, Board of Directors and Audit Committee Chair, Fingerhut Direct Marketing, Inc.*[9]*; and Member, Board of Directors, Audit Committee and Technology Committee, Thrivent Financial for Lutherans* [10]

Peter Roy [2]
Member, Board of Directors, United Natural Foods, Inc.[7]*; Strategic Advisor, North Castle Partners* [8]*; and Principal, Manifesto Wines LLC* [9]

Daniel J. Sweeney, Ph.D. [4]
Adjunct Professor, University of Denver; President, Co-Founder, and Member, Board of Directors, Center for Corporate Excellence [10]*; and Member, Board of Directors, Shoe Sensation, Inc.* [9]

William U. Westerfield [2,3]
Member, Board of Directors, Audit Committee, Compensation Committee, and Nominating and Governance Committee, Gymboree Corporation [7]*; and Member, Board of Directors and Audit Committee Chairman, Lifetime Brands, Inc.* [7]

[1] *Audit Committee Chair*
[2] *Audit Committee Member*
[3] *Audit Committee Financial Expert*
[4] *Governance and Compensation Chair*
[5] *Governance and Compensation Member*
[6] *Presiding Independent Director*
[7] *Publicly-Traded Company*
[8] *Private Equity Firm*
[9] *Privately-Held Company*
[10] *Non-Profit Organization*

Executive Officers

Geoffrey A. Eisenberg
President and Chief Executive Officer

Thomas R. Moran
Senior Vice President and Chief Financial Officer

Bruce Edwards
Executive Vice President of Stores and Port Supply

Ron Japinga
Executive Vice President of Merchandising

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com

Legal Counsel
Dow Lohnes PLLC
1200 New Hampshire Ave. N.W.
Washington, DC 20036

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

Securities and Exchange Commission
Copies of the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q (exclusive of exhibits) are available without charge upon written request to:

Attention: Secretary
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

Annual reports also are available on-line at www.westmarine.com via the Investor Relations section.

The Company does not distribute quarterly reports to its stockholders.

Printed on recycled paper

002CS18146

West Marine 500 Westridge Drive • Watsonville, California 95076 • 831.728.2700 • westmarine.com

002CS18146